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As filed with the Securities and Exchange Commission on December 19, 2005.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TD Holding Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3728 (Primary Standard Industrial Classification Code Number)	51-0484716 (I.R.S. Employer Identification No.)
1301 East 9th Street, Suite 3710 Cleveland, Ohio 44114 (216) 706-2939 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
W. Nicholas Howley Chief Executive Officer TD Holding Corporation 1301 East 9th Street, Suite 3710 Cleveland, Ohio 44114 (216) 706-2939
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Steven J. Gartner, Esq. Cristopher Greer, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Kirk A. Davenport II, Esq. Peter M. Labonski, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.01	$200,000,000	$21,400

(1)
Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Excludes shares of common stock that underwriters have an option to purchase solely to cover over-allotments, if any.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED                    , 2005

                  Shares

TD Holding Corporation

Common Stock

        The selling stockholders of TD Holding Corporation named in this prospectus are offering all of the shares of common stock to be sold in this offering. TD Holding Corporation will not receive any proceeds from the sale of shares of our common stock being sold by the selling stockholders. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol "TDH".

        Before buying any shares, you should carefully consider the risk factors described in "Risk Factors" beginning on page 12 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        The underwriters may also purchase up to an additional              shares of common stock from Warburg Pincus Private Equity VIII, L.P. and certain members of our management at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.

        The underwriters expect to deliver the shares against payment in New York, New York on or about              , 2006.

Credit Suisse First Boston	Lehman Brothers

The date of this prospectus is             , 2005.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	ii
INDUSTRY AND MARKET DATA	ii
BASIS OF PRESENTATION	ii
PROSPECTUS SUMMARY	1
THE OFFERING	7
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA	9
RISK FACTORS	12
USE OF PROCEEDS	24
DIVIDEND POLICY	24
DETERMINATION OF OFFERING PRICE	24
CAPITALIZATION	25
DILUTION	26
SELECTED CONSOLIDATED FINANCIAL DATA	27
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	31
BUSINESS	48
MANAGEMENT	57
PRINCIPAL AND SELLING STOCKHOLDERS	72
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	75
DESCRIPTION OF CAPITAL STOCK	77
SHARES ELIGIBLE FOR FUTURE SALE	80
DESCRIPTION OF CERTAIN INDEBTEDNESS	82
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK	88
UNDERWRITING	91
VALIDITY OF SECURITIES	95
EXPERTS	95
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS	95
WHERE YOU CAN FIND MORE INFORMATION	95
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with any information other than the information contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        Until                  , 2006 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains both historical and "forward-looking statements". All statements other than statements of historical fact included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements including, in particular, the statements about our plans, objectives, strategies and prospects regarding, among other things, our financial condition, results of operations and business. We have identified some of these forward-looking statements with words like "believe," "may," "will," "should," "expect," "intend," "plan," "predict," "anticipate," "estimate" or "continue" and other words and terms of similar meaning. These forward-looking statements may be contained throughout this prospectus, including under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These forward-looking statements are based on current expectations about future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Many factors mentioned in our discussion in this prospectus, including the risks outlined under "Risk Factors," will be important in determining future results. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we do not know whether our expectations will prove correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including those described under "Risk Factors." Since our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, we cannot give any assurance that any of the events anticipated by these forward-looking statements will occur or, if any of them do, what impact they will have on our business, results of operations and financial condition. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to update these forward-looking statements or the risk factors contained in this prospectus to reflect new information, future events or otherwise, except as may be required under federal securities laws.

INDUSTRY AND MARKET DATA

        Industry data and other statistical information used throughout this prospectus is based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data is also derived from our review of internal surveys, as well as the independent sources listed above. We have not independently verified the data obtained from outside sources, and we cannot assure you of the accuracy or completeness of the data.

BASIS OF PRESENTATION

        Unless the context otherwise requires, references in this prospectus to:

  •
  "TD Holding" refer to TD Holding Corporation, the registrant whose name appears on the cover page of this prospectus;

  •
  "Holdings" refer to TransDigm Holding Company, a wholly-owned subsidiary of TD Holding;

  •
  "TransDigm," "the Company," "we," "us," "our" and similar references refer to TD Holding and its direct and indirect subsidiaries;

  •
  "'EBITDA" mean earnings before interest, taxes, depreciation and amortization;

  •
  "EBITDA As Defined" mean earnings before interest, taxes, depreciation and amortization, excluding inventory purchase accounting adjustments, certain non-recurring charges incurred in connection with TD Holding's acquisition of Holdings in July 2003, non-cash compensation and deferred compensation charges and acquisition integration costs; and

ii

  •
  "fiscal year" mean the year ending or ended September 30. For example, "fiscal year 2005" means the period from October 1, 2004 to September 30, 2005.

        TD Holding was formed in July 2003 at the direction of Warburg Pincus Private Equity VIII, L.P., or Warburg Pincus, to facilitate the acquisition of Holdings. On July 22, 2003, TD Acquisition Corporation, a newly formed, wholly-owned subsidiary of TD Holding, merged with and into Holdings, with Holdings continuing as the surviving corporation. TD Holding and its subsidiaries are sometimes collectively referred to in this prospectus as the "Successor." In respect of the period prior to the merger referred to above, Holdings and its subsidiaries are sometimes collectively referred to in this prospectus as the "Predecessor."

        In accordance with accounting principles generally accepted in the United States of America, or GAAP, we have separated our historical financial results for the Predecessor and the Successor. The separate presentation is required under GAAP in situations when there is a change in accounting basis, which occurred when purchase accounting was applied to the acquisition of the Predecessor. Purchase accounting requires that the historical carrying value of assets acquired and liabilities assumed be adjusted to fair value, which may yield results that are not comparable on a period-to-period basis due to the different, and sometimes higher, cost basis associated with the allocation of the purchase price. We believe that this separate presentation may impede the ability of users of our financial information to understand our operating and cash flow performance. Consequently, in order to enhance an analysis of our operating results and cash flows, we have presented our operating results and cash flows on a combined basis for the full twelve-month period ended September 30, 2003. This combined presentation for the twelve-month period ended September 30, 2003 simply represents the mathematical addition of the pre-merger results of operations of the Predecessor for the period from October 1, 2002 through July 22, 2003 (the date of the closing of the merger) and the results of operations of the Successor for the period from July 8, 2003 (date of formation of TD Holding) through September 30, 2003. The Successor conducted no business operations from the date of formation of TD Holding until the closing of the merger on July 22, 2003. These combined results are not intended to represent what our operating results would have been had the merger occurred at the beginning of the period. A reconciliation showing the mathematical combination of our operating results for such periods is included under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

iii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus before making an investment decision. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the "Risk Factors" and other sections of this prospectus.

        We present below certain financial information based on our EBITDA and EBITDA As Defined. We note that neither EBITDA nor EBITDA As Defined represents and neither should be considered as an alternative to net income or cash flow from operations, as determined in accordance with GAAP and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. Management believes that the presentation of EBITDA and EBITDA As Defined will enhance an investor's understanding of our operating performance. EBITDA and EBITDA As Defined are also the measures used by the Company's senior management to evaluate the performance of our various lines of business and for other required or discretionary purposes, such as measuring performance under our employee incentive programs. Additionally, certain of the Company's debt covenants are based upon a measure equal to EBITDA As Defined. Please refer to the information set forth under "Summary Historical Consolidated Financial Data" for a reconciliation of EBITDA and EBITDA As Defined to net income.

Our Company

        We are a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Our business is well diversified among various product lines, including ignition systems and components, gear pumps, mechanical/electromechanical actuators and controls, NiCad batteries/chargers, power conditioning devices, hold-open rods and locking devices, engineered connectors, engineered latches, cockpit security devices, lavatory hardware and components, specialized AC/DC electric motors and specialized valving. For fiscal year 2005, we generated net sales of $374.3 million and net income of $34.7 million. In addition, for fiscal year 2005, our EBITDA was $154.5 million, or 41.3% of net sales, our EBITDA As Defined was $164.2 million, or 43.9% of net sales, and our capital expenditures were $8.0 million, or 2.1% of net sales.

        We estimate that over 90% of our net sales for fiscal year 2005 were generated by proprietary products for which we own the design. These products are generally approved and certified by airframe manufacturers (who often certify only one manufacturer's component design for a specific application on an aircraft), government agencies and/or the Federal Aviation Administration, or the FAA, and similar entities or agencies. In addition, for fiscal year 2005, we estimate that we generated approximately 75% of our net sales from products for which we are the sole source provider.

        Most of our products generate significant aftermarket revenue. Once our parts are designed into and sold as original equipment on an aircraft, we then generate net sales from recurring aftermarket consumption over the life of that aircraft. This installed base and our sole source provider position generate a long-term stream of aftermarket revenues over the estimated 30-year life of an individual aircraft. We estimate that approximately two-thirds of our net sales in fiscal year 2005 were generated from the commercial and military aerospace aftermarkets. These aftermarket revenues have historically produced a higher gross margin and been more stable than sales to original equipment manufacturers, or OEMs.

        We seek to develop highly customized products to solve specific needs for aircraft operators and manufacturers. We attempt to differentiate ourselves based on our engineering, service and manufacturing capabilities. We typically choose not to compete for non-proprietary "build to print"

business, because it usually offers lower margins than proprietary products. Our products have strong brand names within the industry and we have a reputation for high quality, reliability and customer support.

        We provide components for a large, diverse installed base of aircraft and therefore, we are not overly dependent on any single airframe. For example, we estimate that sales to support any single OEM airframe production requirement did not exceed 4.0% of our net sales for fiscal year 2005, and sales to support any single aftermarket airframe platform did not exceed 5.5% of our net sales for this same period. In the commercial sector, which generated approximately 70% of our net sales for fiscal year 2005, we sell to distributors of aftermarket components, as well as directly to commercial airlines, aircraft maintenance facilities, systems suppliers, and aircraft and engine OEMs. In addition, for fiscal year 2005, approximately 27% of our net sales were attributable to the defense sector, with 11% of our overall net sales for this period being attributable to various agencies and buying organizations of the U.S. Government. Net sales to the defense sector are generated primarily through sales to the United States and foreign militaries, brokers, distributors and defense OEMs.

        Our major customers include most of the world's commercial airlines and leading engine and airframe OEMs such as The Boeing Company, Airbus S.A.S., General Electric Company, United Technologies Corporation, Rolls-Royce plc, Honeywell International Inc., Bombardier Inc., Embraer (Embresa Brasileira de Aeronáutica, S.A.), Cessna Aircraft Company, Gulfstream Aerospace Corporation, Raytheon Company, Northrop Grumman Corporation and Lockheed Martin Corporation, as well as the United States and foreign militaries. We sell our products directly to these customers and also through industry leading distributors such as Aviall, Inc. and Satair A/S.

        Our business strategy is made up of two key elements. The first element is a value-driven operating strategy focused on our three core value drivers: (1) new business development; (2) steady improvements to our cost structure; and (3) value-based pricing. The second element is a proven acquisition strategy focused on the acquisition of proprietary aerospace components businesses and related products and services. The successful execution of these two elements of our business strategy has enabled us to deliver consistent financial performance through all phases of the market cycles of the aerospace industry.

Industry and Market Overview

        We compete in the commercial and military aerospace industry. The commercial aftermarket, where we have historically derived the majority of our net sales, has generally been more stable and has exhibited steady growth compared to the commercial OEM market, which has historically exhibited cyclical swings. Commercial aftermarket revenue is driven primarily by the number of miles flown by paying customers of commercial airlines, which is known in the industry and referred to in this prospectus as revenue passenger miles, or RPMs, and by the size and age of the worldwide aircraft fleet. The growth rates of revenue passenger miles and the size of the worldwide aircraft fleet tend to correlate. Between 1970 and 2004, RPMs grew at a compound annual growth rate, or CAGR, of approximately 6.2%, and are expected to grow at a CAGR of approximately 5.3% between 2005 and 2010 according to The Airline Monitor. The worldwide aircraft fleet grew at a CAGR of approximately 4.8% between 1970 and 2004, and is expected to grow at approximately a 4.0% CAGR between 2005 and 2010, reflecting the anticipated increase in RPMs during this period. We anticipate that growth of RPMs and the increase in the size of the worldwide aircraft fleet will increase the size of our installed base of aircraft for which we supply aftermarket products.

        Historically, aftermarket and OEM sales in the military sector tend to follow defense spending. Military aftermarket revenue is driven primarily by the operational tempo of the military, while military OEM revenue is driven primarily by spending on new systems and platforms. In recent years, defense spending has reached historic highs, due in part to the military engagements in Afghanistan and Iraq and the war on terrorism. The total defense spending budget can be difficult to predict. We anticipate that military related sales of our types of products will experience modest, if any, growth over the rate of inflation from the current high levels.

Our Competitive Strengths

        We believe our key competitive strengths include:

        Large and Growing Installed Product Base with Aftermarket Revenue Stream.    We provide components to a large and growing installed base of aircraft to which we supply aftermarket products. We estimate that our products are installed on more than 40,000 commercial transport, regional transport, military and general aviation fixed wing turbine aircraft and over 15,000 rotary wing aircraft. This installed base and our sole source provider position for an estimated 75% of our net sales for fiscal year 2005 enable us to capture a long-term stream of highly profitable aftermarket revenues over the long life of an individual aircraft.

        Diversified Revenue Base.    Our diversified revenue base reduces our dependence on any particular product, platform or market segment and has been a significant factor in maintaining our financial performance. Our products are installed on almost all of the major commercial aircraft platforms now in production, including the Boeing 737, 747, 757, 767 and 777, the Airbus A300/310, A319/20/21 and A330/340, the Bombardier CRJ's and Challenger, the Embraer RJ's, the Cessna Citation family, the Raytheon Premier and Hawker and most Gulfstream airframes. Military platforms include aircraft such as the Boeing C-17, F-15 and F-18, the Lockheed Martin C-130J and F-16, the Northrop Grumman E2C (Hawkeye), the Joint Strikefighter and the Blackhawk, Chinook and Apache helicopters. We expect to continue to develop new products for military and commercial applications. For example, we expect to be certified and provide a range of components for the new Boeing 787 and Airbus A380 and A400M.

        Significant Barriers to Entry.    We compete in niche markets with significant barriers to entry. We believe that the niche nature of our markets, the industry's stringent regulatory and certification requirements, the large number of products that we sell and the investments necessary to develop and certify products create barriers to entry for potential competitors. Because we deliver products that meet or exceed our customers' expectations and performance standards, our customers have little incentive to certify another supplier because of the cost and time of the certification process. In addition, concerns about safety and the indirect costs of flight delays if products are unavailable or undependable make our customers hesitant to switch to new suppliers.

        Strong Cash Flow Generation.    We generate strong cash flow from operations as a result of our high margins and low capital expenditure requirements. We believe that our high margins are the result of the value we provide to our customers through our engineering, service and manufacturing capabilities, our focus on proprietary and high margin aftermarket business, our ability to generate profitable new business and our ability to consistently realize productivity savings. For fiscal years 2005 and 2004 and for the twelve-month period ended September 30, 2003, our EBITDA As Defined margins were 43.9%, 46.3% and 42.4%, respectively. In addition, our low recurring capital expenditure requirements, which have historically been between approximately $5 million to $8 million per year, or approximately 2% of net sales per year, coupled with our consistent installed revenue base, provide a stable stream of cash flows. We have historically allocated our capital expenditures efficiently and we believe that our capacity is sufficient to meet our current growth initiatives. Therefore, we anticipate that our capital expenditures for ordinary course operating activities will remain relatively consistent with historic levels when measured as a percentage of net sales. Our strong cash flow provides us with the ability to reduce our indebtedness and reinvest in our business, including by acquiring new businesses and product lines.

        Consistent Track Record of Financial Success and Strong Growth.    From fiscal year 1994 to fiscal year 2005, our net sales grew at a CAGR of 19.7%, and during this same period our EBITDA As Defined grew at a CAGR of 29.1%. Management achieved this growth through a focus on our value-driven operating strategy and a methodical and focused acquisition strategy. Management's strategy has been implemented consistently across all of our businesses, resulting in significant margin expansion, with EBITDA As Defined margins increasing from 19.0% in fiscal year 1994 to 43.9% for fiscal year 2005.

        Value-Driven Management Team with a Successful Track Record.    Our operations are managed by a very experienced, value-driven management team with a proven record of growing our business organically, reducing overhead, rationalizing costs and integrating acquisitions. Our management team, many of whom have been with us since or soon after our formation in 1993, has demonstrated its ability over the last twelve years to successfully operate the business through various market cycles while consistently achieving higher revenue growth rates and improving margins. In the aggregate, our management team owns approximately 16.0% of our common stock before this offering, and will own approximately      % of our common stock after this offering (or      % if the underwriters over-allotment option is exercised in full), in all cases on a fully diluted basis, assuming the exercise of outstanding stock options.

Our Business Strategy

        As described above, our business strategy is made up of two key elements: (1) a value-driven operating strategy focused around our three core value drivers; and (2) a proven acquisition strategy.

        Proven Value-Driven Operating Strategy.    Our three core value drivers are:

  •
  Obtaining Profitable New Business.    We attempt to obtain profitable new business by using our technical expertise, unique application skill and our detailed knowledge of our customer base and the individual niche markets in which we operate. We develop reliable, high value-added products that meet our customers' specific new application requirements and/or solve problems with current applications. We have regularly been successful in identifying and developing both aftermarket and OEM products to drive our growth. We work closely with OEMs, airlines and other end users to identify components that are not meeting their performance or reliability expectations. We then attempt to develop products that meet or exceed their expectations. For example, Airbus Industries selected us to design the security bolting system that has been installed on all Airbus cockpit doors to comply with FAA and European regulatory requirements adopted after the events of September 11, 2001. The system has been retrofitted on more than 2,500 Airbus aircraft. We also work closely with OEMs to develop reliable products for their new airframe designs. The content we expect to provide for the new Boeing 787, Airbus A380, Airbus A400M and Joint Strike Fighter is a current indication of the success of this strategy. Due in part to this strategy, we have been able to grow our business through all phases of the market cycles of the aerospace industry.

  •
  Improving Our Cost Structure.    We attempt to make steady improvements to our cost structure through detailed attention to the cost of each product line and our organizational structure, with a focus on steadily reducing the cost of each. By maintaining this detailed focus across each area of our company, we have been able to consistently improve our overall cost structure through all phases of the market cycles of the aerospace industry.

  •
  Providing Highly Engineered Value-Added Products to Customers.    We focus on the engineering, manufacturing and marketing of a broad range of highly engineered niche products that provide unique value to our customers. We seek to excel in customer service, application knowledge, quality and reliability. As a result, we have been consistently successful over many years and through all phases of the aerospace market cycles in communicating to our customers the value of our products. This has generally enabled us to price our products to fairly reflect the value we provide and the resources required to do so.

        Selective Acquisition Strategy.    We selectively pursue the acquisition of proprietary aerospace component businesses when we see a clear path to create value through the application of our three core value-driven operating strategies. The aerospace industry remains highly fragmented, with many of the companies in the industry being small private businesses or small non-core operations of larger businesses. We have established a dedicated acquisition effort to identify, approach and evaluate potential acquisition targets. We also have significant experience among our management team in executing acquisitions and integrating acquired operations, having successfully acquired and integrated fifteen businesses and/or product lines since our formation in 1993. In each case, we have significantly improved operating and financial performance.

Our Formation and Recent Transactions

        Our Formation and the Warburg Pincus Acquisition.    TransDigm Inc. was formed in July 1993 in connection with the acquisition of certain companies from IMO Industries Inc. TD Holding was formed in July 2003 at the direction of Warburg Pincus to facilitate the acquisition of Holdings. On July 22, 2003, TD Acquisition Corporation, a newly formed, wholly-owned subsidiary of TD Holding, was merged with and into Holdings with Holdings continuing as the surviving corporation. Contemporaneously with the completion of that merger, TD Funding Corporation, a newly formed, wholly-owned subsidiary of TD Acquisition Corporation, was merged with and into TransDigm Inc., with TransDigm Inc. continuing as the surviving corporation. These mergers are sometimes referred to in this prospectus as the "Mergers." Upon the completion of the Mergers, Holdings became a wholly-owned subsidiary of TD Holding, and TransDigm Inc. continued to be a wholly-owned subsidiary of Holdings.

        The following diagram sets forth our current organizational structure.

        Recent Transactions.    On November 10, 2005, TD Holding closed on a $200 million loan facility, or the TD Holding Loan Facility. In connection with the closing of the TD Holding Loan Facility, TransDigm Inc. paid a cash dividend of approximately $98.0 million to Holdings and made bonus payments of approximately $6.2 million to certain members of our management. Holdings used all of the proceeds received by it from TransDigm Inc. to pay a cash dividend to TD Holding. On November 10, 2005, TD Holding used the net proceeds received from the TD Holding Loan Facility of approximately $193.1 million, together with substantially all of the proceeds received from the dividend payment from Holdings, to (i) prepay the entire outstanding principal amount and all accrued and unpaid interest on its senior unsecured promissory notes that were issued by it in connection with its acquisition of Holdings in July 2003, which payments in the aggregate were equal to approximately $262.7 million, and (ii) make certain distributions to members of our management who participated in our deferred compensation plans, which distributions in the aggregate were equal to approximately $26.0 million. The transactions described in this paragraph are sometimes referred to in this prospectus as the "Recent Transactions."

THE OFFERING

Common stock offered by the selling stockholders	shares.
Common stock to be outstanding after this offering	shares.
Use of proceeds
The proceeds from the sale of shares of our common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.
Risk factors	See "Risk Factors" on page 12 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Dividend policy
We do not anticipate declaring or paying any regular cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors.
Listing	We intend to apply to list our common stock on the New York Stock Exchange under the trading symbol "TDH".

        The number of shares to be outstanding immediately after this offering excludes:

  •
  shares of common stock issuable upon the exercise of options outstanding as of                        , 2005, with exercise prices ranging from $             to $             per share and a weighted average exercise price of $             per share; and

  •
  shares of common stock reserved for future grants under our stock option plan as of                        , 2005.

        Except as otherwise noted, all information in this prospectus assumes:

  •
  an initial public offering price of $             per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus;

  •
  no exercise by the underwriters of their right to purchase up to an additional      shares to cover over-allotments, if any; and

  •
  a      for      stock split of our common stock that will occur prior to the closing of this offering.

Risk Factors

        Investing in our common stock involves substantial risk. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" in deciding whether to invest in our common stock.

Principal Offices

        Our executive offices are located at 1301 East 9th Street, Suite 3710, Cleveland, Ohio 44114 and our telephone number is (216) 706-2939. Our website address is http://www.transdigm.com. Our website and the information contained on, or that can be accessed through, our website are not part of this prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

        TD Holding was formed in July 2003 to facilitate the consummation of the Mergers. Apart from certain financing activities, including the transactions contemplated by the TD Holding Loan Facility, TD Holding does not have any operations other than through its ownership of its direct and indirect subsidiaries.

        The following table sets forth summary historical consolidated financial and other data of TD Holding or its predecessor as of September 30, 2005, 2004 and 2003 and for the fiscal years ended September 30, 2005 and September 30, 2004, the period from July 8, 2003 (date of formation of TD Holding) through September 30, 2003, and the period from October 1, 2002 through July 22, 2003 (the closing date of the Mergers), which has been derived from TD Holding's or its predecessor's audited consolidated financial statements. TD Holding's consolidated financial statements for the periods subsequent to the Mergers reflect a new basis of accounting incorporating the fair value adjustments made in recording the Mergers while the period prior to the Mergers reflect the historical cost basis of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Accordingly, the accompanying summary historical consolidated financial and other data as of dates and for the period prior to the Mergers is labeled as "Predecessor."

        On February 24, 2003, we acquired certain assets and assumed certain liabilities of the Norco, Inc. ("Norco") business from TransTechnology Corporation. On July 9, 2004, TransDigm Inc. acquired all of the outstanding capital stock of Avionic Instruments, Inc. ("Avionic"). On December 31, 2004, Skurka Aerospace Inc., a wholly-owned subsidiary of TransDigm Inc. ("Skurka"), acquired certain assets and assumed certain liabilities of Skurka Engineering Company. On January 28, 2005, TransDigm Inc. acquired all of the outstanding capital stock of Fluid Regulators Corporation ("Fluid Regulators") from Esterline Technologies Corporation. On June 30, 2005, Skurka acquired an aerospace motor product line from Eaton Corporation. All of the acquisitions were accounted for as purchases. The results of operations of the acquired entities, businesses and product line are included in TD Holding's or its Predecessor's consolidated financial statements from the date of each of the acquisitions.

        The information presented below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

			July 8, 2003 (Date of Formation) Through September 30, 2003
	Fiscal Years Ended September 30,			Predecessor
				October 1, 2002 Through July 22, 2003
	2005	2004
	(in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$374,253	$300,703	$52,083	$241,185
Gross profit(1)	184,270	136,505	11,684	114,669
Operating expenses:
Selling and administrative	38,943	31,201	5,205	20,167
Amortization of intangibles	7,747	10,325	1,975	945
Merger expenses(2)	—	—	—	176,003

Income (loss) from operations(1)	137,580	94,979	4,504	(82,446)

Interest expense, net	80,266	74,675	14,233	28,224

Income (loss) before income taxes	57,314	20,304	(9,729)	(110,670)
Income tax provision (benefit)	22,627	6,682	(3,970)	(40,701)

Net income (loss)	$34,687	$13,622	$(5,759)	$(69,969)

Net income (loss) available to common stockholders	$34,687	$13,622	$(5,759)	$(72,638)

Basic earnings per share:(3)
Net income (loss) available to common stockholders	$117.40	$46.11	$(19.75)	$(606.38)

Weighted-average common shares outstanding	295.5	295.4	291.5	119.8

Diluted earnings per share:(3)
Net income (loss) available to common stockholders	$111.53	$44.01	$(19.75)	$(606.38)

Weighted-average common shares outstanding	311.0	309.5	291.5	119.8

	As of September 30,
	2005	2004	2003
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$104,221	$48,498	$18,902
Marketable securities	—	50,601	—
Working capital	118,559	179,385	133,622
Total assets	1,427,748	1,345,912	1,315,395
Long-term debt, including current portion	889,846	892,788	894,997
Stockholders equity	333,107	297,412	283,551
					July 8, 2003 (Date of Formation) Through September 30, 2003	Predecessor
	Fiscal Years Ended September 30,
						October 1, 2002 Through July 22, 2003
	2005		2004
	(dollars in thousands)
Other Financial Data:
Cash flows provided by (used in):
Operating activities	$80,695		$111,139		$16,852	$(34,184)
Investing activities	(20,530)		(77,619)		(469,319)	(57,267)
Financing activities	(4,442)		(3,924)		471,369	82,450
Depreciation and amortization	16,956		18,303		3,333	6,355
Capital expenditures	7,960		5,416		968	4,241
Ratio of earnings to fixed charges(4)	1.7	x	1.3	x	—	—
Other Data:
EBITDA(5)	$154,536		$113,282		$7,837	$(76,091)
EBITDA, margin(6)	41.3%		37.7%		15.0%	(31.5)%
EBITDA As Defined(5)	$164,240		$139,084		$22,062	$102,306
EBITDA As Defined, margin(6)	43.9%		46.3%		42.4%	42.4%

(1)
Gross profit and income (loss) from operations include the effect of charges relating to purchase accounting adjustments to inventory associated with the Mergers, the acquisition of various businesses and a product line for the fiscal years ended September 30, 2005 and September 30, 2004, the period from July 8, 2003 (date of formation) through September 30, 2003, and the period from October 1, 2002 through July 22, 2003 (date of the closing of the Mergers) of $1,493,000, $18,471,000, $12,038,000 and $855,000, respectively.

(2)
One-time merger-related charges were incurred in connection with the Mergers in July 2003.

(3)
Net income (loss) per share is calculated by dividing net income (loss) available to common stockholders by the weighted-average common shares outstanding.

(4)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense. Earnings were insufficient by $9,729,000 and $110,670,000 to cover fixed charges for the period from July 8, 2003 (date of formation) through September 30, 2003 and the period from October 1, 2002 through July 22, 2003, respectively.

(5)
EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA As Defined represents earnings before interest, taxes, depreciation and amortization, excluding inventory purchase accounting adjustments, certain non-recurring expenses incurred in connection with the Mergers, non-cash compensation and deferred compensation charges and acquisition integration costs, as applicable. Management believes that the presentation of EBITDA and EBITDA As Defined will enhance an investor's understanding of the Company's operating performance. EBITDA and EBITDA As Defined are also the measures used by the Company's senior management to evaluate the performance of our various lines of business and for other required or discretionary purposes, such as measuring performance under our employee incentive programs. Additionally, certain of the Company's debt covenants are based upon a measure equal to EBITDA As Defined. Neither EBITDA nor EBITDA As Defined is a measurement of financial performance under GAAP and neither should be considered as an alternative to (1) net income determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Management's calculation of EBITDA and EBITDA As Defined may not be comparable to the calculation of similarly titled measures reported by other companies. The immediately following table sets forth a reconciliation of EBITDA and EBITDA As Defined to net income.

(6)
The EBITDA margin represents the amount of EBITDA as a percentage of net sales. The EBITDA As Defined margin represents the amount of EBITDA As Defined as a percentage of net sales.

The following is a reconciliation of EBITDA and EBITDA As Defined to net income:

			July 8, 2003 (Date of Formation) Through September 30, 2003
	Fiscal Years Ended September 30,			Predecessor
				October 1, 2002 Through July 22, 2003
	2005	2004
	(in thousands)
Net income (loss)	$34,687	$13,622	$(5,759)	$(69,969)
Add:
Depreciation and amortization	16,956	18,303	3,333	6,355
Interest expense, net	80,266	74,675	14,233	28,224
Income tax provision (benefit)	22,627	6,682	(3,970)	(40,701)

EBITDA	154,536	113,282	7,837	(76,091)
Add:
Inventory purchase accounting adjustments*	1,493	18,471	12,038	855
Acquisition integration costs**	1,363	1,162	1,154	1,539
Non-cash compensation and deferred compensation costs***	6,848	6,169	1,033	—
Merger expenses****	—	—	—	176,003

EBITDA As Defined	$164,240	$139,084	$22,062	$102,306

*
This represents the portion of the purchase accounting adjustments to inventory pertaining to the motor product line, Skurka and Fluid Regulators acquisitions in fiscal year 2005, the Avionic acquisition in fiscal year 2004, the Mergers during the period ended September 30, 2003 and the Norco acquisition during the period ended July 22, 2003 that was charged to cost of sales when the inventory was sold.

**
Represents costs incurred to integrate Fluid Regulators and the motor product line in fiscal year 2005 and the Norco business in fiscal year 2004 and the twelve-month period ended September 30, 2003 into the Company's operations.

***
Represents the expenses recognized by us under our stock option plan and our two deferred compensation plans.

****
Represents one-time charges incurred in connection with the Mergers in July 2003.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, before making your decision to invest in shares of our common stock. These risks could have a material and adverse impact on our business, results of operations, financial condition and cash flows. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Future terrorist attacks may have a material adverse impact on our business.

        Following the September 11, 2001 terrorist attacks, passenger traffic on commercial flights was significantly lower than prior to the attacks and many commercial airlines reduced their operating schedules. Overall, the terrorist attacks resulted in billions of dollars in losses to the airline industry. Any future acts of terrorism and any allied military response to such acts could result in further acts of terrorism and additional hostilities, including possible retaliatory attacks on sovereign nations, as well as financial, economic and political instability. While the precise effects of any such terrorist attack, military response or instability on our industry and our business is difficult to determine, it could result in further reductions in the use of commercial aircraft. If demand for new aircraft and spare parts decreases, demand for certain of our products would also decrease.

Our business is sensitive to the number of flight hours that our customers' planes spend aloft, the size and age of the worldwide aircraft fleet and our customers' profitability. These items are, in turn, affected by general economic conditions.

        Our business is directly affected by economic factors and other trends that affect our customers, including projected market growth that may not materialize or be sustainable. Specifically, our business is sensitive to, among other factors, changes in revenue passenger miles, the size and age of the worldwide aircraft fleet and, to a lesser extent, changes in the profitability of the commercial airline industry. Revenue passenger miles and airline profitability have historically been correlated with the general economic environment, although national and international events also play a key role. For example, RPMs declined primarily as a result of increased security concerns among airline customers following the events of September 11, 2001. In addition to the events of September 11, 2001, in recent years, the airline industry has been severely affected by the downturn in the global economy, higher fuel prices, the SARS epidemic and the conflicts in Afghanistan and Iraq. As a result of the substantial reduction in airline traffic resulting from these events, the airline industry incurred, and some in the industry continue to incur, large losses and financial difficulties. Some carriers have also parked or retired a portion of their fleets and have reduced workforces and flights.

        During periods of reduced airline profitability, some airlines may delay purchases of spare parts, preferring instead to deplete existing inventories. If demand for new aircraft and spare parts decreases, there would be a decrease in demand for certain of our products. Therefore, any future decline in RPMs, and any related declines in the size and age of the worldwide aircraft fleet and airline profitability, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our sales to manufacturers of large aircraft are cyclical, and a downturn in sales to these manufacturers may adversely affect us.

        Our sales to manufacturers of large commercial aircraft, which accounted for approximately 13% of our net sales in fiscal year 2005, have historically experienced periodic downturns. In the past, these sales have been affected by airline profitability, which is impacted by, among other things, fuel and labor costs, price competition, downturns in the global economy and national and international events, such as the events of September 11, 2001. Prior downturns have adversely affected our net sales, gross margin and net income.

We rely heavily on certain customers for much of our sales.

        Our three largest customers for fiscal year 2005 were the U.S. Government through various agencies and buying organizations, Aviall, Inc. (a distributor of commercial aftermarket parts to airlines throughout the world) and Honeywell International Inc. These customers accounted for approximately 11%, 10% and 9%, respectively, of our net sales in fiscal year 2005. Our top ten customers for fiscal year 2005 accounted for approximately 52% of our net sales. The loss of, or any significant decrease in our sales to, any one or more of these key customers could have a material adverse effect on our business, financial condition, results of operations and cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments."

We generally do not have guaranteed future sales of our products. Further, we enter into fixed price contracts with some of our customers, so we take the risk for cost overruns.

        As is customary in our business, we do not generally have long-term contracts with most of our aftermarket customers and, therefore, do not have guaranteed future sales. Although we have long-term contracts with many of our OEM customers, some of those customers may terminate the contracts on short notice and, in many other cases, our customers have not committed to buy any minimum quantity of our products. In addition, in certain cases, we must anticipate the future volume of orders based upon the historic purchasing patterns of customers and upon our discussions with customers as to their anticipated future requirements. Cancellations, reductions or delays in orders by a customer or a group of customers could have a material adverse effect on our business, financial condition and results of operations.

        We also have entered into multi-year, fixed-price contracts with some of our OEM customers, pursuant to which we have agreed to perform the work for a fixed price and, accordingly, realize all the benefit or detriment resulting from any decreases or increases in the costs for making these products. Sometimes we accept a fixed-price contract for a product that we have not yet produced, and the fact that we have not yet produced the product increases the risk of cost overruns or delays in the completion of the design and manufacturing of the product. Most of our contracts do not permit us to recover for increases in raw material prices, taxes or labor costs, although some contracts provide for renegotiation to address certain material adverse changes.

U.S. military spending is dependent upon the U.S. defense budget.

        The U.S. Department of Defense, or the DOD, budget has increased for each fiscal year from fiscal 1997 to the recently approved budget for fiscal 2006, and, based on the Bush Administration's current Future Year Defense Plan, the DOD budget is expected to continue to increase modestly through fiscal 2010. However, future DOD budgets after fiscal 2006 could be negatively impacted by several factors, including but not limited to the U.S. Government's budget deficits and spending priorities and the cost of sustaining the U.S. military presence and rebuilding operations in Iraq and Afghanistan, which could cause the DOD budget to remain unchanged or to decline. A significant decline in U.S. military expenditures in the future could result in material decreases in our sales, earnings and cash flow. U.S. Government contracts are also conditioned upon the continuing approval by Congress of the amount of necessary spending. Congress usually appropriates funds for a given program each fiscal year even though contract periods of performance may exceed one year. Consequently, at the beginning of a program, the contract is usually partially funded, and additional monies are normally committed to the contract only if the appropriations are made by Congress for future fiscal years.

Government contracts contain unfavorable termination provisions and are subject to audit and modification, and certain of our divisions and subsidiaries are currently undergoing a pricing review by the DOD Office of Inspector General.

        Companies engaged in supplying defense-related equipment and services to U.S. Government agencies are subject to business risks specific to the defense industry. These risks include the ability of the U.S. Government to unilaterally:

  •
  suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

  •
  terminate existing contracts;

  •
  reduce the value of existing contracts;

  •
  audit our contract-related costs and fees, including allocated indirect costs; and

  •
  control and potentially prohibit the export of our products.

        Most of our U.S. Government contracts can be terminated by the U.S. Government either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source.

        On certain contracts where the price is based on cost, the U.S. Government may review our costs and performance, as well as our accounting and general business practices. Based on the results of such audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, amortization of goodwill, portions of research and development costs, and certain marketing expenses may not be subject to reimbursement. Further, as a U.S. Government contractor, we are subject to investigation, legal action and/or liability that would not apply to a commercial company.

        In addition, even with respect to those government contracts where the price is not based on cost and not subject to routine audit, the DOD Office of Inspector General may review the prices charged by the Company to the DOD for various reasons authorized by statute. In this regard, certain of our divisions and subsidiaries have recently been subject to a DOD Office of Inspector General review of our records for the purpose of determining whether the DOD's various buying offices negotiated "fair and reasonable" prices for spare parts purchased from certain of our divisions and subsidiaries in fiscal years 2002 through 2004. The Inspector General issued its most recent draft report with respect to its review on October 31, 2005. The draft report recommends that Defense Logistics Agency contracting officers reevaluate their procedures for determining the reasonableness of pricing for sole source spare parts purchased from certain of our divisions and subsidiaries and seek to develop Strategic Supplier Agreements with these divisions and subsidiaries. While negotiations with the Defense Logistics Agency will likely occur at a later date, it is possible that certain of our divisions and subsidiaries will enter into Strategic Supplier Agreements where the Defense Logistics Agency will seek prices for parts based on cost, rather than based on prices of comparable commercial parts or other methods. It is also possible that the DOD may seek alternative sources of supply for such parts. The entry into Strategic Supplier Agreements or a decision by the DOD to pursue alternative sources of supply for parts we currently provide could reduce the amount of revenue we derive from and the profitability of certain of our supply arrangements with certain agencies and buying organizations of the U.S. Government. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments."

        In addition to these U.S. Government contract risks, we are at times required to obtain approval from U.S. Government agencies to export our products. Additionally, we are not permitted to export some of our products. A determination by the U.S. Government that we failed to receive required approvals or licenses could eliminate or restrict our ability to sell our products outside the United States, and the penalties that could be imposed by the U.S. Government for failure to comply with these laws could be significant.

        Approximately 11% of our net sales in fiscal year 2005 were to the U.S. Government through various agencies and buying organizations.

Our business may be adversely affected if we would lose our government or industry approvals or if more stringent government regulations are enacted or if industry oversight is increased.

        The aerospace industry is highly regulated in the United States and in other countries. In order to sell our components, we and the components we manufacture must be certified by the FAA, the DOD and similar agencies in foreign countries and by individual manufacturers. If new and more stringent government regulations are adopted or if industry oversight increases we might incur significant expenses to comply with any new regulations or heightened industry oversight. In addition, if material authorizations or approvals were revoked or suspended, our business would be adversely affected.

Substantial leverage—Our substantial indebtedness could adversely affect our financial health.

        We have a significant amount of indebtedness, totaling approximately $889.8 million at December 1, 2005, with an aggregate of $289.8 million outstanding under TransDigm Inc.'s amended and restated senior secured credit facilities (the "Amended and Restated Senior Credit Facility"), an aggregate of $400 million of principal amount of TransDigm Inc.'s 8 3/8% Senior Subordinated Notes outstanding under the indenture governing such notes (the "Indenture") and an aggregate of $200 million outstanding under the TD Holding Loan Facility.

        Our substantial indebtedness could have important consequences to investors. For example, it could:

  •
  increase our vulnerability to general economic downturns and industry conditions;

  •
  limit our ability to fund future working capital, capital expenditures, research and development costs and other general corporate requirements;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to competitors that have less debt; and

  •
  limit, along with the financial and other restrictive covenants contained in the documents governing our indebtedness, among other things, our ability to borrow additional funds, make investments and incur liens.

        Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all or that future borrowings will be available to us under our Amended and Restated Senior Credit Facility or otherwise in amounts sufficient to enable us to service our indebtedness. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. If these or other kinds of additional financing become necessary, we cannot assure you that we could arrange such financing on terms that are acceptable to us or at all.

The terms of the Amended and Restated Senior Credit Facility, Indenture and TD Holding Loan Facility may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

        The Amended and Restated Senior Credit Facility, the Indenture and the TD Holding Loan Facility contain restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including covenants restricting, among other things, our ability to:

  •
  incur, assume or permit to exist additional indebtedness or guarantees;

  •
  incur or permit to exist liens and engage in sale leaseback transactions;

  •
  make capital expenditures;

  •
  make loans and investments or issue preferred stock of restricted subsidiaries;

  •
  declare dividends, or make payments on or redeem or repurchase capital stock;

  •
  enter into arrangements that restrict dividends from restricted subsidiaries;

  •
  engage in certain mergers, acquisitions and other business combinations;

  •
  prepay, redeem or purchase certain indebtedness;

  •
  amend or otherwise alter the terms of the agreements governing our indebtedness and other material agreements;

  •
  sell or otherwise dispose of assets, or merge into or consolidate with another entity;

  •
  transact with affiliates; and

  •
  alter the business that we conduct.

        In addition, the Amended and Restated Senior Credit Facility includes the following financial maintenance covenants: (i) a minimum interest coverage ratio; (ii) a minimum fixed charge coverage ratio; and (iii) a maximum leverage ratio. A breach of any of the covenants contained in the Amended and Restated Senior Credit Facility, the Indenture or the TD Holding Loan Facility, including the financial covenants contained in the Amended and Restated Senior Credit Facility, could result in an event of default under the Amended and Restated Senior Credit Facility, the Indenture and the TD Holding Loan Facility. If any such event of default occurs, the lenders under such agreements may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be due and payable. The lenders under the Amended and Restated Senior Credit Facility also have the right, if such event of default occurs, to terminate any commitments they have to provide further borrowings. In addition, following an event of default under the Amended and Restated Senior Credit Facility, the lenders under the facility have the right to proceed against the collateral granted to them to secure the indebtedness outstanding thereunder.

We are dependent on our highly trained employees and any work stoppage or difficulty hiring similar employees could adversely affect our business.

        Because our products are complicated and highly engineered, we depend on an educated and trained workforce. There is substantial competition for skilled personnel in the aircraft component industry, and we could be adversely affected by a shortage of skilled employees. We may not be able to fill new positions or vacancies created by expansion or turnover or attract and retain qualified personnel.

        As of September 30, 2005, we had approximately 1,300 employees. Approximately 9% of our employees were represented by the United Steelworkers Union, approximately 4% were represented by the United Automobile, Aerospace and Agricultural Implement Workers of America and approximately 5% were represented by the International Brotherhood of Electrical Workers. Collective bargaining agreements between us and these labor unions expire in April 2008, November 2008 and May 2006, respectively. Although we believe that our relations with our employees are satisfactory, we cannot assure you that we will be able to negotiate a satisfactory renewal of these collective bargaining agreements or that our employee relations will remain stable. Because we maintain a relatively small inventory of finished goods, any work stoppage could have a material adverse effect on our business.

If we lose our senior management, our business may be adversely affected.

        Our success is dependent upon the efforts of our senior management, as well as on our ability to attract and retain senior management. There is substantial competition for these kinds of personnel in the aircraft component industry. We may not be able to retain our existing senior management, fill new positions or vacancies created by expansion or turnover, or attract additional qualified senior management personnel. We have not entered into employment agreements with any of our key executive officers, other than our Chief Executive Officer, W. Nicholas Howley, our President and Chief Operating Officer, Raymond F. Laubenthal, and our Executive Vice President, Chief Financial Officer and Secretary, Gregory Rufus.

Our business is dependent on the availability of certain components and raw materials that we buy from suppliers.

        Our business is affected by the price and availability of the raw materials and component parts that we use to manufacture our components. Our business, therefore, could be adversely impacted by factors affecting our suppliers (such as the destruction of our suppliers' facilities or their distribution infrastructure, a work stoppage or strike by our suppliers' employees or the failure of our suppliers to provide materials of the requisite quality), or by increased costs of such raw materials or components if we were unable to pass along such price increases to our customers. Because we maintain a relatively small inventory of raw materials and component parts, our business could be adversely affected if we were unable to obtain these raw materials and components from our suppliers in the quantities we require or on favorable terms. Although we believe in most cases that we could identify alternative suppliers, or alternative raw materials or component parts, the lengthy and expensive FAA and OEM certification processes associated with aerospace products could prevent efficient replacement of a supplier, raw material or component part.

We are subject to a number of environmental laws and regulations, and we could incur substantial costs as a result of violations of or liabilities under such environmental laws and regulations.

        Our operations and facilities are subject to a number of federal, state and local environmental laws and regulations that govern, among other things, discharges of pollutants into the air and water and the handling, storage and disposal of hazardous materials. We could incur substantial costs, including clean-up costs, fines and sanctions and third party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws, relevant common law or the environmental permits required for our operations.

        Pursuant to certain environmental laws, a current or previous owner or operator of a contaminated site may be held liable for the entire cost of investigation, removal or remediation of hazardous materials at such property, whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous materials. Persons who arrange for the disposal or treatment of hazardous materials also may be held liable for such costs at a disposal or treatment site, regardless of whether the affected site is owned or operated by them. Contaminants have been detected at some of our present and former sites, principally in connection with historical operations, and investigations and/or clean-ups have been undertaken by us or by former owners of the sites. We also receive inquiries and notices of potential liability with respect to offsite disposal facilities from time to time. Although we are not aware of any sites for which material obligations exist, the discovery of additional contaminants or the imposition of additional clean-up obligations could result in significant liability.

        Although compliance and clean-up costs have not been material in the past and are not expected to be material in the future, the imposition of additional or more stringent requirements or unexpected investigations and clean-up obligations could result in significant costs to us.

Our international business exposes us to risks relating to increased regulation and political or economic instability, globally or within certain foreign countries.

        We purchase some of the components that we use in our products from foreign suppliers. In addition, our direct sales to foreign customers were approximately $81.5 million, $69.9 million and $87.8 million in fiscal years 2005 and 2004 and for the twelve-month period ended September 30, 2003, respectively. Also, a portion of the products we sell to domestic distributors are resold to foreign end-users. All of these sales are subject to numerous additional risks, including currency fluctuations, differing protection of intellectual property, foreign customs and tariffs, political uncertainties and differences in business practices.

        Foreign governments could adopt regulations or take other actions that could have a direct or indirect adverse impact on our business or market opportunities abroad. Furthermore, the political, cultural and economic climate outside the United States may not be favorable to our business and growth strategy.

        In addition, to the extent that we operate outside the United States, we are subject to the Foreign Corrupt Practices Act, or FCPA, which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. In particular, we may be held liable for actions taken by our strategic or local partners even though such partners are foreign companies that are not subject to the FCPA. Any determination that we have violated the FCPA could result in sanctions that could result in material liability to us.

We intend to pursue future acquisitions. Our business may be adversely affected if we cannot effectively integrate acquired operations, and our growth through acquisitions will be adversely affected if we cannot consummate acquisitions on satisfactory terms.

        A significant portion of our growth has occurred through acquisitions. Any future growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. We intend to pursue acquisitions that we believe will present opportunities consistent with our overall business strategy. We may pay for future acquisitions from internally generated funds, bank borrowings, public or private securities offerings, or some combination of these methods. However, we may not be able to find suitable acquisition candidates to purchase or may be unable to acquire desired businesses or assets on economically acceptable terms. In addition, we may not be able to raise the money necessary to complete future acquisitions. In addition, acquisitions involve risks that the businesses acquired will not perform in accordance with expectations and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect.

        We regularly engage in discussions with respect to potential acquisition and investment opportunities. If we consummate an acquisition, our capitalization and results of operations may change significantly. Future acquisitions could likely result in the incurrence of additional debt and contingent liabilities and an increase in interest and amortization expenses or periodic impairment charges related to goodwill and other intangible assets as well as significant charges relating to integration costs.

        In addition, we may not be able to successfully integrate any business we acquire into our existing business. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business, which could decrease the time that they have to service and attract customers and develop new products and services. In addition, because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

        Our acquisitions have resulted in significant increases in identifiable intangible assets and goodwill. Identifiable intangible assets, which primarily include trademarks, trade names, trade secrets, license agreements and technology were approximately $230.0 million at September 30, 2005, representing approximately 16% of our total assets. Goodwill recognized in accounting for the Mergers and other recent acquisitions was approximately $855.7 million at September 30, 2005, representing approximately 60% of our total assets.

        Under Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets," goodwill and identifiable intangible assets are reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of the business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the business, and a variety of other circumstances. The amount of any impairment must be written off. We may never realize the full value of our intangible assets.

We face significant competition.

        We operate in a highly competitive global industry and compete against a number of companies, including divisions of larger companies, some of which have significantly greater resources than we do, and therefore may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. Competitors in our product lines are both U.S. and foreign companies and range in size from divisions of large public corporations to small privately held entities. We believe that our ability to compete depends on high product performance, consistent high quality, short lead-time and timely delivery, competitive pricing, superior customer service and support and continued certification under customer quality requirements and assurance programs. We may have to adjust the prices of some of our products to stay competitive.

We could be adversely affected as a result of a lawsuit if one of our components causes an aircraft to crash and we are not covered by our insurance policies.

        Our operations expose us to potential liabilities for personal injury or death as a result of the failure of an aircraft component that we have designed, manufactured or serviced. While we believe that our liability insurance is adequate to protect us from future products liability claims, if such claims were to arise such insurance coverage may not be adequate.

        Additionally, we may not be able to maintain insurance coverage in the future at an acceptable cost. Any such liability not covered by insurance or for which third party indemnification is not available could result in significant liability to us.

Risks Related to Our Common Stock and this Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

        Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange, or the NYSE, or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering. In addition, an inactive trading market may impair our ability to raise additional capital by selling shares and may impair our ability to acquire other companies by using our shares as consideration.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

        There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. The initial public offering price for our common stock was determined by negotiations between representatives of the underwriters and the selling stockholders and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

        Some specific factors that may have a significant effect on our common stock market price include:

  •
  actual or anticipated fluctuations in our operating results or future prospects;

  •
  our announcements or our competitors' announcements of new products;

  •
  the public's reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission, or the SEC;

  •
  strategic actions by us or our competitors, such as acquisitions or restructurings;

  •
  new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  changes in our growth rates or our competitors' growth rates;

  •
  our inability to raise additional capital;

  •
  conditions of the airline industry as a result of changes in financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

  •
  sales of common stock by us, members of our management team, Warburg Pincus or other existing stockholders;

  •
  departure of key personnel; and

  •
  changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or the airline industry generally.

Future sales of our common stock in the public market could lower our share price.

        We and our existing stockholders may sell additional shares of common stock into the public markets after this offering, and we may also issue convertible debt securities to raise capital in the future. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the public markets after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities at a time and at a price that we deem appropriate.

        After the consummation of this offering, we will have outstanding              shares of common stock and options to purchase an additional              shares of common stock. The number of shares of common stock outstanding after this offering includes the shares being sold by the selling stockholders in this offering, which may be resold immediately in the public market. Of the remaining              outstanding shares and shares issuable upon exercise of options,       or      % of our total outstanding shares and shares issuable upon exercise of options will be restricted from immediate resale under the "lock-up" agreements between certain of our current stockholders and option holders and the underwriters described in the section entitled "Underwriting" below, but may be sold into the market after those "lock-up" restrictions expire or if they are waived by Credit Suisse First Boston LLC, as the representative of the underwriters, in its sole discretion, although certain of such shares will be subject to further contractual restrictions on transfer. The outstanding shares and shares issuable upon exercise of options subject to the "lock-up" restrictions will generally become available for sale at various times following the expiration of the lock-up agreements, which is 180 days after the date of this prospectus, subject to certain contractual restrictions and the volume limitations and manner-of-sale requirements under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act.

This offering will cause immediate and substantial dilution in net tangible book value.

        The initial public offering price of a share of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. If you purchase our common stock in this offering, you will incur an immediate dilution of approximately $             in the net tangible book value per share of common stock. We also have outstanding stock options to purchase shares of common stock with exercise prices that are below the estimated initial public offering price of our common stock. To the extent these options are exercised, you will experience further dilution. See "Dilution" for more information.

Our principal stockholder and its affiliates will be able to influence matters requiring stockholder approval and could discourage the purchase of our outstanding shares at a premium.

        After the offering, our principal stockholder, Warburg Pincus, will beneficially own approximately       % of our outstanding common stock, or       % if the underwriters' over-allotment option is fully exercised. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and may negatively affect the market price of our common stock. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

        As a result of Warburg Pincus' share ownership and representation on our Board of Directors, Warburg Pincus will be able to influence all affairs and actions of our company, including matters requiring stockholder approval such as the election of directors and approval of significant corporate transactions. The interests of Warburg Pincus, as our principal stockholder, may differ from the interests of our other stockholders. For example, Warburg Pincus could oppose a third party offer to acquire us that you might consider attractive, and the third party may not be able or willing to proceed unless Warburg Pincus supports the offer. In addition, if our Board of Directors supports a transaction requiring an amendment to our certificate of incorporation, Warburg Pincus is currently in a position to defeat any required stockholder approval of the proposed amendment. If our Board of Directors supports an acquisition of us by means of a merger or a similar transaction, the vote of Warburg Pincus alone is currently sufficient to approve or block the transaction under Delaware law. In each of these cases and in similar situations, you may disagree with Warburg Pincus as to whether the action opposed or supported by Warburg Pincus is in the best interest of our stockholders.

We are exempt from certain corporate governance requirements since we are a "controlled company" within the meaning of the NYSE rules and, as a result, you will not have the protections afforded by these corporate governance requirements.

        Because Warburg Pincus will control more than 50% of the voting power of our common stock after this offering, we are considered to be a "controlled company" for the purposes of the NYSE listing requirements. Under the NYSE rules, a "controlled company" may elect not to comply with certain NYSE corporate government requirements, including (1) the requirement that a majority of our Board of Directors consist of independent directors, (2) the requirement that the nominating and corporate governance committee of our Board of Directors be composed of entirely independent directors and (3) the requirement that the compensation committee of our Board of Directors be composed entirely of independent directors. Given that Warburg Pincus will control a majority of the voting power of our common stock after this offering, we are permitted, and have elected, to opt out of compliance with certain NYSE corporate governance requirements. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company.

        Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our Board of Directors to issue up to      shares of "blank check" preferred stock. Without stockholder approval, the Board of Directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered Board of Directors, whereby directors serve for three-year terms, with approximately one-third of the directors coming up for re-election each year. Having a staggered board will make it more difficult for a third party to obtain control of our Board of Directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our Board of Directors.

        We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an "interested stockholder," we may not enter into a "business combination" with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, "interested stockholder" means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203. Under one such exception, Warburg Pincus and its affiliates do not constitute an "interested stockholder."

The requirements of being a public company may strain our resources and distract management.

        After the completion of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will also be subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as the rules and regulations of the NYSE. Section 404 of the Sarbanes-Oxley Act will require that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are working with our independent legal, accounting, and financial advisors to identify those areas in which changes should be made to our disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain directors' and officers' liability insurance when compared to the cost of such insurance prior to the completion of this offering, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers.

We do not intend to pay regular cash dividends on our stock after this offering.

        We do not anticipate declaring or paying regular cash dividends on our common stock or any other equity security in the foreseeable future. The amounts that may be available to us to pay cash dividends are restricted under our debt and other agreements. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors. Therefore, you should not rely on dividend income from shares of our common stock.

USE OF PROCEEDS

        The proceeds from the sale of shares of our common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

DIVIDEND POLICY

        We do not anticipate declaring or paying regular cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors. We are a holding company and conduct all of our operations through our direct and indirect subsidiaries. Unless we receive dividends, distributions, advances, transfers of funds or other payments from our subsidiaries we will be unable to pay any dividends on our common stock in the future. The ability of our subsidiaries to take any of the foregoing actions are limited by the terms of our existing debt documents and may be limited by future debt or other agreements that we may enter into from time to time.

DETERMINATION OF OFFERING PRICE

        Prior to the offering, there has been no public market for our common stock. The initial public offering price of the shares has been determined by negotiations among representatives of the underwriters and the selling stockholders. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, was our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of market valuation of companies in related businesses. However, the initial public offering price is not necessarily indicative of the price at which our common stock will trade at in the public market following the completion of this offering.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2005 on an actual basis and on an as adjusted basis to reflect (i) the completion of the Recent Transactions and (ii) the            for            stock split that we anticipate effecting immediately prior to the closing of this offering. You should read this information in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes to such financial statements included elsewhere in this prospectus.

	As of September 30, 2005
	Actual (in thousands)	As Adjusted (in thousands)
Cash and cash equivalents	$104,221	$2,471	(1)

TD Holding long-term debt:
TD Holding Loan facility	$—	$200,000
TD Holding Senior unsecured promissory notes	199,997	—
Long-term debt of our subsidiaries:
TransDigm Inc. Term loan	289,849	289,849
TransDigm Inc. Revolving credit facility	—	—
TransDigm Inc. 8 3/8% Senior subordinated notes	400,000	400,000

Total long-term debt of TD Holding and subsidiaries	889,846	889,849

Stockholders equity:
Preferred stock, par value $0.01 per share, 1,000,000 shares
authorized, actual, and             shares authorized, as adjusted; 0 shares
issued and outstanding, actual, and 0 shares issued and outstanding, as adjusted
Common Stock, par value $0.01 per share, 1,500,000 shares authorized, actual, and shares authorized, as adjusted; 295,465 issued and outstanding, actual, and shares issued and outstanding, as adjusted	3	3
Paid-in-capital	290,890	290,890
Retained earnings	42,550	41,069
Accumulated other comprehensive income	(336)	(336)

Total stockholders equity	333,107	331,626

Total capitalization	$1,222,953	$1,221,475

(1)
Reduction in cash and cash equivalents resulting from the following payments net of proceeds from the TD Holding Loan Facility (in millions):

Payment of principal in respect of senior unsecured promissory notes	$200.0
Payment of accrued interest on senior unsecured promissory notes	62.7
Payment of deferred compensation obligations	26.0
Payment of management bonuses	6.2
Proceeds from TD Holding Loan Facility, net of fees	(193.1)

Reduction in Cash and Cash Equivalents	$101.8

        The number of shares of our common stock shown as issued and outstanding in the table above excludes (i)               shares of common stock issuable upon the exercise of options outstanding as of September 30, 2005, with exercise prices ranging from $            to $             per share and a weighted average exercise price of $             per share and (ii)              shares of common stock reserved for future grants under our stock option plan as of September 30, 2005.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of our common stock to be sold in this offering will exceed the net tangible book value per share of our common stock immediately after this offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of September 30, 2005, divided by the number of shares of our common stock that would have been held by our common stockholders of record immediately prior to this offering had we effected the            for            stock split we expect to effect immediately prior to the consummation of this offering. Our net tangible book value as of September 30, 2005, was approximately $             million, or $             per share. This remains unchanged when adjusted for the sale by the selling stockholders of              shares of our common stock at an assumed public offering price of $             per share, the mid-point of the range of estimated initial public offering prices set forth on the cover page of this prospectus. This represents an immediate dilution in net tangible book value of $             per share.

        On a pro forma basis, after giving effect to the consummation of the Recent Transactions, our net tangible book value as of September 30, 2005 would have been approximately $             million, or $             per share. This remains unchanged when adjusted for the sale by the selling stockholders of             shares of our common stock at an assumed public offering price of $             per share, the mid-point of the range of estimated initial public offering prices set forth on the cover page of this prospectus. This represents, on a pro forma basis, after giving effect to the consummation of the Recent Transactions, an immediate dilution in net tangible book value of $             per share.

        The following tables illustrate this dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2005	$
Decrease in net tangible book value per share resulting from the consummation of the Recent Transactions	$
Pro forma net tangible book value per share as of September 30, 2005		$
Dilution in net tangible book value per share to new investors		$

        The following table summarizes the number of shares purchased from us and the total consideration and average price per share paid to us, by our officers, directors, promoters and affiliated persons in transactions since our inception in July 2003, and the total number of shares purchased from the selling stockholders, the total consideration paid to the selling stockholders and the average price per share paid by new investors purchasing shares in this offering:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total			%	$		%	$

        As of September 30, 2005, there were options outstanding to purchase             shares of our common stock, with exercise prices ranging from $            to $             per share and a weighted average exercise price of $             per share. The tables and calculations above assume that those options have not been exercised. To the extent outstanding options are exercised, you would experience further dilution if the exercise price is less than our net tangible book value per share.

SELECTED CONSOLIDATED FINANCIAL DATA

        TD Holding was formed in July 2003 to facilitate the consummation of the Mergers. Apart from certain financing activities, including the transactions contemplated by the TD Holding Loan Facility, TD Holding does not have any operations other than through its ownership of its direct and indirect subsidiaries.

        The following table sets forth selected historical consolidated financial and other data of TD Holding or its predecessor as of September 30, 2005, 2004, 2003, 2002 and 2001 and for the fiscal years ended September 30, 2005 and September 30, 2004, the period from July 8, 2003 (date of formation of TD Holding) through September 30, 2003, the period from October 1, 2002 through July 22, 2003 (the closing date of the Mergers) and each of the two fiscal years ended September 30, 2002 and September 30, 2001, which have been derived from TD Holding's or its predecessor's audited consolidated financial statements. TD Holding's consolidated financial statements for the periods subsequent to the Mergers reflect a new basis of accounting incorporating the fair value adjustments made in recording the Mergers while the periods prior to the Mergers reflect the historical cost basis of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Accordingly, the accompanying selected historical consolidated financial and other data as of dates and for the periods prior to the Mergers are labeled as "Predecessor."

        On March 26, 2001, we acquired an exclusive, worldwide license to produce and sell products composed of a lubrication and scavenge pump product line along with certain related equipment and inventory. On May 31, 2001, Champion Aerospace Inc., a wholly-owned subsidiary of TransDigm Inc., acquired substantially all of the assets and certain liabilities of the Champion Aviation Products business from Federal Mogul Ignition Company, a wholly-owned subsidiary of Federal-Mogul Corporation. On February 24, 2003, we acquired certain assets and assumed certain liabilities of the Norco business from TransTechnology Corporation. On July 9, 2004, TransDigm Inc. acquired all of the outstanding capital stock of Avionic. On December 31, 2004, Skurka acquired certain assets and assumed certain liabilities of Skurka Engineering Company. On January 28, 2005, TransDigm Inc. acquired all of the outstanding capital stock of Fluid Regulators from Esterline Technologies Corporation. On June 30, 2005, Skurka acquired an aerospace motor product line from Eaton Corporation. All of the acquisitions were accounted for as purchases. The results of operations of the acquired entities, businesses and product lines are included in TD Holding's or its Predecessor's consolidated financial statements from the date of each of the acquisitions.

        The information presented below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

				Predecessor
	Fiscal Years Ended September 30,		July 8, 2003 (Date of Formation) Through September 30, 2003		Fiscal Years Ended September 30,
				October 1, 2002 Through July 22, 2003
	2005	2004			2002	2001
	(in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$374,253	$300,703	$52,083	$241,185	$248,802	$200,773
Gross profit(1)	184,270	136,505	11,684	114,669	114,227	82,248
Operating expenses:
Selling and administrative	38,943	31,201	5,205	20,167	23,962	23,612
Amortization of intangibles	7,747	10,325	1,975	945	6,294	2,966
Merger expenses(2)	—	—	—	176,003	—	—

Income (loss) from operations(1)	137,580	94,979	4,504	(82,446)	83,971	55,670

Interest expense, net	80,266	74,675	14,233	28,224	36,538	31,926

Income (loss) before income taxes	57,314	20,304	(9,729)	(110,670)	47,433	23,744
Income tax provision (benefit)	22,627	6,682	(3,970)	(40,701)	16,804	9,386

Net income (loss)	$34,687	$13,622	$(5,759)	$(69,969)	$30,629	$14,358

Net income (loss) available to common stockholders	$34,687	$13,622	$(5,759)	$(72,638)	$27,727	$13,470

Basic earnings per share:(3)
Net income (loss) available to common stockholders	$117.40	$46.11	$(19.75)	$(606.38)	$231.44	$112.42

Weighted-average common shares outstanding	295.5	295.4	291.5	119.8	119.8	119.8

Diluted earnings per share:(3)
Net income (loss) available to common stockholders	$111.53	$44.01	$(19.75)	$(606.38)	$200.87	$100.45

Weighted-average common shares outstanding	311.0	309.5	291.5	119.8	138.0	134.1

				Predecessor
	As of September 30,
	2005	2004	2003	2002	2001
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$104,221	$48,498	$18,902	$49,206	$11,221
Marketable securities	—	50,601	—	—	—
Working capital	118,559	179,385	133,622	99,035	55,672
Total assets	1,427,748	1,345,912	1,315,395	402,226	372,898
Long-term debt, including current portion	889,846	892,788	894,997	408,952	413,209
Stockholders equity (deficiency)	333,107	297,412	283,551	(77,156)	(103,388)

						Predecessor
	Fiscal Years Ended September 30,				July 8, 2003 (Date of Formation) Through September 30, 2003		Fiscal Years Ended September 30,
						October 1, 2002 Through July 22, 2003
	2005		2004				2002		2001
	(dollars in thousands)
Other Financial Data:
Cash flows provided by (used in):
Operating activities	$80,695		$111,139		$16,852	$(34,184)	$56,452		$22,761
Investing activities	(20,530)		(77,619)		(469,319)	(57,267)	(5,439)		(173,588)
Financing activities	(4,442)		(3,924)		471,369	82,450	(13,028)		157,739
Depreciation and amortization	16,956		18,303		3,333	6,355	13,492		8,646
Capital expenditures	7,960		5,416		968	4,241	3,816		4,486
Ratio of earnings to fixed charges(4)	1.7	x	1.3	x	—	—	2.3	x	1.7	x
Other Data:
EBITDA(5)	$154,536		$113,282		$7,837	$(76,091)	$97,463		$64,316
EBITDA, margin(6)	41.3%		37.7%		15.0%	(31.5)%	39.2%		32.0%
EBITDA As Defined(5)	$164,240		$139,084		$22,062	$102,306	$97,463		$72,259
EBITDA As Defined, margin(6)	43.9%		46.3%		42.4%	42.4%	39.2%		36.0%

(1)
Gross profit and income (loss) from operations include the effect of charges relating to purchase accounting adjustments to inventory associated with the Mergers and the acquisition of various businesses and product lines for the fiscal years ended September 30, 2005 and September 30, 2004, the period from July 8, 2003 (date of formation) through September 30, 2003, the period from October 1, 2002 through July 22, 2003 (date of closing of the Mergers) and the fiscal years ended September 30, 2002 and September 30, 2001 of $1,493,000, $18,471,000, $12,038,000, $855,000, $0, and $6,639,000, respectively.

(2)
One-time merger-related charges were incurred in connection with the Mergers in July 2003.

(3)
Net income (loss) per share is calculated by dividing net income (loss) available to common stockholders by the weighted-average common shares outstanding.

(4)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense. Earnings were insufficient by $9,729,000 and $110,670,000 to cover fixed charges for the period from July 8, 2003 through September 30, 2003 and the period from October 1, 2002 through July 22, 2003 (date of closing of the Mergers), respectively.

(5)
EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA As Defined represents earnings before interest, taxes, depreciation and amortization, excluding inventory purchase accounting adjustments, certain non-recurring expenses incurred in connection with the Mergers, non-cash compensation and deferred compensation charges and acquisition integration costs, as applicable. Management believes that the presentation of EBITDA and EBITDA As Defined will enhance an investor's understanding of the Company's operating performance. EBITDA and EBITDA As Defined are also the measures used by the Company's senior management to evaluate the performance of our various lines of business and for other required or discretionary purposes, such as measuring performance under our employee incentive programs. Additionally, certain of the Company's debt covenants are based upon a measure equal to EBITDA As Defined. Neither EBITDA nor EBITDA As Defined is a measurement of financial performance under GAAP and neither should be considered as an alternative to (1) net income determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Management's calculation of EBITDA and EBITDA As Defined may not be comparable to the calculation of similarly titled measures reported by other companies. The immediately following table sets forth a reconciliation of EBITDA and EBITDA As Defined to net income.

(6)
The EBITDA margin represents the amount of EBITDA as a percentage of net sales. The EBITDA As Defined margin represents the amount of EBITDA As Defined as a percentage of net sales.

The following is a reconciliation of EBITDA and EBITDA As Defined to net income:

				Predecessor
	Fiscal Years Ended September 30,				Fiscal Years Ended September 30,
			July 8, 2003 Through September 30, 2003
				October 1, 2002 Through July 22, 2003
	2005	2004			2002	2001
	(in thousands)
Net income (loss)	$34,687	$13,622	$(5,759)	$(69,969)	$30,629	$14,358
Add:
Depreciation and amortization	16,956	18,303	3,333	6,355	13,492	8,646
Interest expense, net	80,266	74,675	14,233	28,224	36,538	31,926
Income tax provision (benefit)	22,627	6,682	(3,970)	(40,701)	16,804	9,386

EBITDA	154,536	113,282	7,837	(76,091)	97,463	64,316
Add:
Inventory purchase accounting adjustments*	1,493	18,471	12,038	855	—	6,639
Acquisition integration costs**	1,363	1,162	1,154	1,539	—	1,304
Non-cash compensation and deferred compensation costs***	6,848	6,169	1,033	—	—	—
Merger expenses****	—	—	—	176,003	—	—

EBITDA As Defined	$164,240	$139,084	$22,062	$102,306	$97,463	$72,259

*
This represents the portion of the purchase accounting adjustments to inventory pertaining to the motor product line, Skurka and Fluid Regulators acquisitions in fiscal year 2005, the Avionic acquisition in fiscal year 2004, the Mergers during the period ended September 30, 2003 and the Norco acquisition during the period ended July 22, 2003 that was charged to cost of sales when the inventory was sold.

**
Represents costs incurred to integrate Fluid Regulators and the motor product line in fiscal year 2005, the Norco business in fiscal year 2004 and in the twelve-month period ended September 30, 2003 and the lubrication and scavenge pump line in fiscal year 2001.

***
Represents the expenses recognized by us under our stock option plan and our two deferred compensation plans.

****
Represents one-time charges incurred in connection with the Mergers in July 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Except for certain financing activities, TD Holding conducts all of its operations through its direct and indirect subsidiaries. Accordingly, we discuss below the financial condition and results of operations of TD Holding's direct and indirect subsidiaries only. The following discussion of our financial condition and results of operations should be read together with "Selected Consolidated Financial Data" and TD Holding's and its predecessor's consolidated financial statements and the related notes included elsewhere in this prospectus. Financial information presented herein for the period through July 22, 2003, the closing date of the Mergers, is presented as "Predecessor" financial information. TD Holding's consolidated financial statements for the periods subsequent to the Mergers reflects a new basis of accounting incorporating the fair value adjustments made in recording the Mergers while prior periods are presented using the historical cost basis of the Company. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under the heading entitled "Risk Factors" and elsewhere in this prospectus. These risks could cause our actual results to differ materially from any future performance suggested below.

Overview

        We are a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Our business is well diversified among various product lines, including ignition systems and components, gear pumps, mechanical/electromechanical actuators and controls, NiCad batteries/chargers, power conditioning devices, hold-open rods and locking devices, engineered connectors, engineered latches, cockpit security devices, lavatory hardware and components, specialized AC/DC electric motors and specialized valving. For fiscal year 2005, we generated net sales of $374.3 million and net income of $34.7 million.

        We estimate that over 90% of our net sales for fiscal year 2005 were generated by proprietary products for which we own the design. These products are generally approved and certified by airframe manufacturers (who often certify only one manufacturer's component design for a specific application on an aircraft), government agencies and/or the FAA and similar entities or agencies. In addition, for fiscal year 2005, we estimate that we generated approximately 75% of our net sales from products for which we are the sole source provider.

        Most of our products generate significant aftermarket revenue. Once our parts are designed into and sold as original equipment on an aircraft, we then generate net sales from recurring aftermarket consumption over the life of that aircraft. This installed base and our sole source provider position generate a long-term stream of aftermarket revenues over the estimated 30-year life of an individual aircraft. We estimate that approximately two-thirds of our net sales in fiscal year 2005 were generated from the commercial and military aerospace aftermarkets. These aftermarket revenues have historically produced a higher gross margin and been more stable than sales to OEMs.

        We provide components for a large, diverse installed base of aircraft and therefore, we are not overly dependent on any single airframe. For example, we estimate that sales to support any single OEM airframe production requirement did not exceed 4.0% of our net sales for fiscal year 2005, and sales to support any single aftermarket airframe platform did not exceed 5.5% of our net sales for this same period. In the commercial sector, which generated approximately 70% of our net sales for fiscal year 2005, we sell to distributors of aftermarket components, as well as directly to commercial airlines, aircraft maintenance facilities, systems suppliers, and aircraft and engine OEMs. In addition, for fiscal year 2005, approximately 27% of our net sales were attributable to the defense sector, with 11% of our overall net sales for this period being attributable to various agencies and buying organizations of the U.S. Government. Net sales to the defense sector are generated primarily through sales to the United States and foreign militaries, brokers, distributors and defense OEMs.

Recent Developments

Dividend and Bonus Payments

        On November 10, 2005, TD Holding closed on the $200 million TD Holding Loan Facility. In connection with closing of the TD Holding Loan Facility, on November 10, 2005, TransDigm Inc. and Holdings entered into an amendment to the Amended and Restated Senior Credit Facility (the "Amendment"). Among other things, the Amendment authorized (i) the payment of the cash dividends by TransDigm Inc. and Holdings referred to in the immediately following paragraph and (ii) TransDigm Inc. and Holdings to make certain distributions to TD Holding from time to time, so long as certain conditions are satisfied and the proceeds of such distributions to TD Holding are used, directly or indirectly, by TD Holding to pay interest in respect of the indebtedness outstanding under the TD Holding Loan Facility.

        In connection with the closing of the TD Holding Loan Facility, TransDigm Inc. paid a cash dividend of approximately $98.0 million to Holdings and made certain bonus payments of approximately $6.2 million to certain members of our management (which bonus payments were in addition to amounts paid to certain members of our management under our deferred compensation plans, as described below). Holdings used all of the proceeds received by it from TransDigm Inc. to pay a cash dividend to TD Holding. On November 10, 2005, TD Holding used the net proceeds received from the TD Holding Loan Facility of approximately $193.1 million, together with substantially all of the proceeds received from the dividend payment from Holdings, to:

  •
  prepay the entire outstanding principal amount and all accrued and unpaid interest on its senior unsecured promissory notes that were issued in connection with its acquisition of Holdings in July 2003 (the "Senior Unsecured Promissory Notes"), with all such payments totaling approximately $262.7 million;

  •
  make distributions to certain members of our management who participated in the TD Holding Corporation 2003 Rollover Deferred Compensation and Phantom Stock Unit Plan, or the Rollover Deferred Compensation Plan, of their vested deferred compensation account balances, with all such distributions totaling approximately $23.0 million; and

  •
  make distributions to certain members of our management who participated in the TD Holding Corporation 2003 Management Deferred Compensation and Phantom Stock Unit Plan, or the Management Deferred Compensation Plan, of their vested and a portion of their unvested deferred compensation account balances, with all such distributions totaling approximately $3.0 million (with approximately $1.8 million of such distributions being attributable to vested deferred compensation account balances and approximately $1.2 million being attributable to unvested deferred compensation account balances).

In connection with the distributions under the Rollover Deferred Compensation Plan, the Board of Directors of TD Holding approved the termination of the Rollover Deferred Compensation Plan, with such termination becoming effective on November 10, 2005. The Management Deferred Compensation Plan was terminated effective as of December 16, 2005 in connection with our adoption of a new deferred compensation plan, which is described in more detail elsewhere in this prospectus.

Government Pricing Review

        Certain parts sold by our divisions and subsidiaries to the DOD through various buying agencies of the Defense Logistics Agency have been the subject of a pricing review by the DOD Office of Inspector General. The pricing review examined whether the various buying offices within the Defense Logistics Agency had negotiated "fair and reasonable" prices for certain sole source spare parts purchased from five of our divisions and subsidiaries during fiscal years 2002 through 2004. The Inspector General issued its most recent draft report on October 31, 2005. The draft report recommends that Defense Logistics Agency contracting officers reevaluate their procedures for determining the reasonableness of pricing for sole source spare parts purchased from these divisions and subsidiaries and seek to develop Strategic Supplier Agreements with these divisions and subsidiaries.

        We believe that the pricing review is part of a continuing effort by the Inspector General to monitor and evaluate prices paid to defense contractors for sole source spare parts. The draft report is consistent with reports issued with respect to sole source spare parts supplied by other companies, and, like those other reports, it advocates the negotiation of Strategic Supplier Agreements incorporating prices for parts based on cost, rather than based on prices of comparable commercial parts or other methods. We believe that our pricing of spare parts comports with the regulations applicable to contracts with agencies of the Federal government. Nonetheless, the draft report recommends that the Defense Logistics Agency request that the applicable TransDigm divisions and subsidiaries voluntarily refund $2.6 million for allegedly overpriced parts and negotiate a Strategic Supplier Agreement incorporating cost-based prices for future Defense Logistics Agency purchases of sole source spare parts. These negotiations will likely occur at a later date and the outcome of these negotiations cannot be known, although it is possible that certain of our divisions and subsidiaries will enter into Strategic Supplier Agreements with the Defense Logistics Agency and/or offer cost or pricing justification with respect to certain parts purchased by the Defense Logistics Agency buying offices. It is also possible that the DOD may seek alternative sources of supply for such parts. Approximately 11% of our fiscal year 2005 sales were to DOD buying offices, but not all of the parts comprising that 11% are subject to the pricing review.

Motor Product Line Acquisition

        On June 30, 2005, we acquired, through our wholly-owned Skurka subsidiary, an aerospace motor product line from Eaton Corporation. The acquired Eaton business has been a long-time supplier of aerospace motors and related products. The motor products are used on a range of commercial aircraft, as well as military programs. The proprietary products, market position and aftermarket content of the acquired business fit well with our overall business and strategic direction. The motor product line will be consolidated into Skurka's existing aerospace motor business in Camarillo, California.

Fluid Regulators Acquisition

        On January 28, 2005, TransDigm Inc. acquired all of the outstanding capital stock of Fluid Regulators from Esterline Technologies Corporation, for $23.5 million in cash, net of a purchase price adjustment of $0.5 million received in April 2005. Fluid Regulators designs and manufactures highly engineered flight control and pressure valves used in hydraulic, fuel, lubrication and related applications. The products are used on a wide range of commercial and regional aircraft as well as many corporate and military aircraft. Fluid Regulators' product characteristics and market position fit well with our overall direction. In addition, in an attempt to reduce the combined operating costs of Fluid Regulators and the AeroControlex division of TransDigm Inc., Fluid Regulators was merged into TransDigm Inc. on September 30, 2005.

Skurka Acquisition

        On December 31, 2004, we acquired, through our wholly-owned Skurka subsidiary, certain assets and assumed certain liabilities of Skurka Engineering Company for $30.7 million in cash. The acquired business designs and manufactures engineered aerospace components, consisting primarily of AC/DC electric motors and transducers. The products are used on a wide range of commercial and military aircraft, ships and ground vehicles. The product characteristics and market position of the acquired business fit well with our overall direction.

EBITDA and EBITDA As Defined

        The following table sets forth the calculation of EBITDA and EBITDA As Defined.

	Fiscal Years Ended September 30,		Non-GAAP Combined Twelve Month Period Ended September 30,
	2005	2004	2003(1)
	(in millions)
Net income	$34.7	$13.6	$(75.7)
Adjustments:
Depreciation and amortization expense	17.0	18.3	9.7
Interest expense, net	80.2	74.7	42.5
Income tax provision (benefit)	22.6	6.7	(44.7)

EBITDA(2)	154.5	113.3	(68.2)
Adjustments:
Inventory purchase accounting adjustments(3)	1.5	18.5	12.9
Acquisition integration costs(4)	1.4	1.1	2.7
Non-cash compensation and deferred compensation costs(5)	6.8	6.2	1.0
Merger expenses(6)	—	—	176.0

EBITDA As Defined(7)	$164.2	$139.1	$124.4

(1)
The amounts for the twelve-months ended September 30, 2003 represent a mathematical addition of the results of operations for the predecessor period through July 22, 2003 and the results for the period subsequent to the Mergers. Our consolidated financial statements for the period subsequent to the Mergers reflect a new basis of accounting incorporating the fair value adjustments made in recording the Mergers while the period prior to the Mergers reflect the historical cost basis of the Company.

(2)
EBITDA represents earnings before interest, taxes, depreciation and amortization.

(3)
This represents the portion of the purchase accounting adjustments to inventory pertaining to the motor product line, Skurka and Fluid Regulators acquisitions in fiscal year 2005, the Avionic acquisition in fiscal year 2004, the Mergers during the period ended September 30, 2003 and the Norco acquisition during the period ended July 22, 2003 that was charged to cost of sales when the inventory was sold.

(4)
Represents costs incurred to integrate Fluid Regulators and the motor product line in fiscal year 2005 and the Norco business in fiscal year 2004 and the twelve-month period ended September 30, 2003 into the Company's operations.

(5)
Represents the expenses recognized by us under our stock option plan and our two deferred compensation plans.

(6)
Represents one-time charges incurred in connection with the Mergers in July 2003.

(7)
EBITDA As Defined represents EBITDA, plus inventory purchase accounting adjustments, acquisition integration costs and non-cash compensation and deferred compensation costs, as applicable. Management believes that the presentation of EBITDA and EBITDA As Defined will enhance an investor's understanding of our operating performance. EBITDA and EBITDA As Defined are also the measures used by our senior management to evaluate the performance of our various lines of business and for other required or discretionary purposes, such as measuring performance under our employee incentive programs. The Amended and Restated Senior Credit Facility requires us to comply with certain financial ratios, including a leverage ratio, fixed charge coverage ratio and interest coverage ratio. Leverage ratio is defined in the Amended and Restated Senior Credit Facility, as of any date, as the ratio of the total indebtedness of TransDigm Inc. on a consolidated basis on such date to Consolidated EBITDA (as defined in the Amended and Restated Senior Credit Facility) for the period of four consecutive fiscal quarters most recently ended on or prior to such date. Fixed charge coverage ratio is defined in the Amended and Restated Senior Credit Facility as, for any period, the ratio of (a) Consolidated EBITDA for such period to (b) consolidated fixed charges of TransDigm Inc. for such period. Interest coverage ratio is defined as, for any period, the ratio of (a) Consolidated EBITDA for such period to (b) consolidated interest expense of TransDigm Inc. for such period. The failure to comply with the financial covenants in the Amended and Restated Senior Credit Facility could result in an event of default thereunder (and, in turn, an event of default under the Amended and Restated Senior Credit Facility could result in an event of default under the Indenture and the TD Holding Loan Facility). The Amended and Restated Senior Credit Facility defines Consolidated EBITDA in a manner equal to how we define EBITDA As Defined. Neither EBITDA nor EBITDA As Defined is a measurement of financial performance under GAAP, and neither should be considered as an alternative to (1) net income determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Management's calculation of EBITDA and EBITDA As Defined may not be comparable to the calculation of similarly titled measures reported by other companies.

Critical Accounting Policies

        Our consolidated financial statements have been prepared in accordance with GAAP, which often requires the judgment of management in the selection and application of certain accounting principles and methods. Management believes that the quality and reasonableness of our most critical policies enable the fair presentation of our financial position and results of operations. However, investors are cautioned that the sensitivity of financial statements to these methods, assumptions and estimates could create materially different results under different conditions or using different assumptions.

        We have identified the following as the most critical accounting policies upon which our financial status depends. These critical policies were determined by considering accounting policies that involve the most complex or subjective decisions or assessments. Our most critical accounting policies are as follows:

        Revenue Recognition and Related Allowances:    Substantially all of our revenues are recognized based upon shipment of products to the customer, at which time title and risk of loss passes to the customer. Substantially all sales are made pursuant to firm, fixed-price purchase orders received from customers. Provisions for returns, uncollectible accounts and the cost of repairs under contract warranty provisions are provided for in the same period as the related revenues are recorded and are principally based on historical results modified, as appropriate, by the most current information available. We have a history of making reasonably dependable estimates of such allowances; however, due to uncertainties inherent in the estimation process, it is possible that actual results may vary from the estimates and the differences could be material.

        Management estimates the allowance for doubtful accounts based on the aging of the accounts receivable and customer creditworthiness. The allowance also incorporates a provision for the estimated impact of disputes with customers. Management's estimate of the allowance amounts that are necessary includes amounts for specifically identified losses and a general amount for estimated losses based on historical information. The determination of the amount of the allowance for doubtful accounts is subject to significant levels of judgment and estimation by management. If circumstances change or economic conditions deteriorate, management may need to increase the allowance for doubtful accounts.

        We provide limited warranties in connection with the sale of our products. The warranty period for products sold varies throughout our operations, ranging from 90 days to five years; however, the warranty period for the majority of our sales generally does not exceed one year. In addition, certain contracts with distributors contain right of return provisions. We accrue for estimated returns and warranty claims based on knowledge of product performance issues and excess inventories provided by our customers and industry sources. We also provide a general amount based on historical results. Historically, actual product returns and warranty claims have not differed materially from the estimates originally established.

        Inventories:    Inventories are stated at the lower of cost or market. Cost of inventories is determined by the average cost and the first-in, first-out (FIFO) methods. Because we sell products that are installed on airframes that can be in-service for 20 or more years, we must keep a supply of such products on hand while the airframes are in use. Provision for potentially obsolete or slow-moving inventory is made based on our analysis of inventory levels, past usage and future sales forecasts. Although management believes that our estimates of obsolete and slow-moving inventory are reasonable, actual results may differ materially from the estimates and additional provisions may be required in the future. In addition, in accordance with industry practice, all inventories are classified as current assets as all inventories are available and necessary to support current sales, even though a portion of the inventories may not be sold within one year.

        Intangible Assets:    The Mergers and the other acquisitions we have completed have resulted in significant amounts of identifiable intangible assets and goodwill. Intangible assets other than goodwill are recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed or exchanged, regardless of our intent to do so. Goodwill and identifiable intangible assets are recorded at fair value on the date of acquisition and, under Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), are reviewed at least annually for impairment based on undiscounted cash flow projections and fair value estimates. The determination of undiscounted cash flows is based on our strategic plans and long-range planning forecasts. The revenue growth rates included in the plans and forecasts are based on industry and Company specific data. The profit margin assumptions included in the plans and forecasts are projected based on the current cost structure and anticipated cost changes. If different assumptions were used in these plans and forecasts, the related undiscounted cash flows used in measuring impairment could be different and the recognition of an impairment loss might be required. Intangible assets, such as goodwill, trademarks and trade names that have an indefinite useful life are not amortized. All other intangible assets are amortized over their estimated useful lives.

        Stock Options and Deferred Compensation Plans:    Prior to the Mergers, we applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for our stock option plans. No compensation cost was recognized for Holdings' stock option plans because the exercise price of the options issued equaled the fair value of the common stock on the grant date.

        Effective with the consummation of the Mergers and the issuance of the TD Holding stock options (see "Management—Stock Option Plan"), we adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", which requires the measurement of compensation expense under the stock option plan to be based on the estimated fair values of the awards under the plan on the grant dates and amortizes the expense over the options' vesting periods. In addition, we account for the cost of our deferred compensation plans in accordance with Opinion No. 12 of the Accounting Principles Board, which requires the cost of deferred compensation arrangements to be accrued over the service period of the related employees in a systematic and rational manner.

        Purchase accounting:    Mergers and acquisitions are accounted for using the purchase method. Accordingly, fair value adjustments to our assets and liabilities are recognized and the results of operations of the acquired business are included in our consolidated financial statements from the effective date of the merger or acquisition. We generally use third-party appraisals to assist us in determining the fair value adjustments.

Results of Operations

        The following tables set forth, for the periods indicated, certain operating data of the Company, including presentation of the amounts as a percentage of net sales (dollars in thousands):

			Non-GAAP Combined	July 8, 2003 (Date of Formation) Through Sept. 30, 2003	Predecessor
					October 1, 2002 Through July 22, 2003
	Fiscal Year Ended Sept. 30, 2005	Fiscal Year Ended Sept. 30, 2004	Twelve Months Ended Sept. 30, 2003(1)
Net Sales	$374,253	$300,703	$293,268	$52,083	$241,185
Gross profit	184,270	136,505	126,353	11,684	114,669
Selling and administrative	38,943	31,201	25,372	5,205	20,167
Amortization of intangibles	7,747	10,325	2,920	1,975	945
Merger expenses	—	—	176,003	—	176,003

Income (loss) from operations	137,580	94,979	(77,942)	4,504	(82,446)
Interest expense, net	80,266	74,675	42,457	14,233	28,224
Income tax provision (benefit)	22,627	6,682	(44,671)	(3,970)	(40,701)

Net income (loss)	$34,687	$13,622	$(75,728)	$(5,759)	$(69,969)

			Non-GAAP Combined	July 8, 2003 (Date of Formation) Through Sept. 30, 2003	Predecessor
					October 1, 2002 Through July 22, 2003
	Fiscal Year Ended Sept. 30, 2005	Fiscal Year Ended Sept. 30, 2004	Twelve Months Ended Sept. 30, 2003(1)
Net Sales	100%	100%	100%	100%	100%
Gross profit	49	45	43	22	48
Selling and administrative	10	10	9	10	9
Amortization of intangibles	2	3	1	3	—
Merger expenses	—	—	60	—	73

Income (loss) from operations	37	32	(27)	9	(34)
Interest expense, net	22	25	14	27	12
Income tax provision (benefit)	6	2	(15)	(7)	(17)

Net income (loss)	9%	5%	(26)%	(11)%	(29)%

(1)
The amounts for the twelve-months ended September 30, 2003 represent a mathematical addition of the results of operations for the predecessor period through July 22, 2003 and the results for the period subsequent to the Mergers. Our consolidated financial statements for the period subsequent to the Mergers reflect a new basis of accounting incorporating the fair value adjustments made in recording the Mergers while the period prior to the Mergers reflect the historical cost basis of the Company.

Fiscal year ended September 30, 2005 compared with fiscal year ended September 30, 2004

        Net Sales.    Net sales increased by $73.6 million, or 24.5%, to $374.3 million for fiscal year 2005 from $300.7 million for fiscal year 2004. The increase is due to net sales attributable to the acquisitions of Avionic in July 2004, Skurka in December 2004, Fluid Regulators in January 2005 and a motor product line in June 2005 (collectively, the "Acquisitions") totaling $40.0 million, an increase in OEM net sales of $19.2 million and an increase in aftermarket net sales of $14.4 million.

        Gross Profit.    Gross profit (net sales less cost of sales) increased by $47.8 million, or 35.0%, to $184.3 million for fiscal year 2005 from $136.5 million for fiscal year 2004. This increase is primarily attributable to the higher net sales discussed above and an $18.5 million charge, or 6.1% of net sales, recorded in fiscal year 2004 resulting from inventory purchase price accounting charges pertaining primarily to the Mergers that occurred in July 2003.

        Gross profit as a percentage of net sales increased to 49.2% for fiscal year 2005 from 45.4% for fiscal year 2004. The increase is primarily due to the inventory purchase price accounting charge discussed above. This increase in gross profit as a percentage of net sales was partially offset by less favorable product mix (i.e., higher OEM shipments) and the dilutive effect of lower margins with the Acquisitions.

        Selling and Administrative Expenses.    Selling and administrative expenses increased by $7.7 million, or 24.8%, to $38.9 million for fiscal year 2005 from $31.2 million for fiscal year 2004 primarily due to the higher net sales discussed above. Selling and administrative expenses as a percentage of net sales were the same for both fiscal years.

        Amortization of Intangibles.    Amortization of intangibles decreased by $2.6 million to $7.7 million for fiscal year 2005 from $10.3 million for fiscal year 2004. The decrease was due to the order backlog that was recorded in accounting for the Mergers that was subsequently fully amortized during fiscal year 2004. This decrease was partially offset by an increase in amortization expense on the additional identifiable intangible assets recognized in connection with the Acquisitions.

        Income from Operations.    Income from operations increased $42.6 million, or 44.9%, to $137.6 million for fiscal year 2005 compared to $95.0 million for fiscal year 2004.

        Interest Expense.    Interest expense increased by $5.6 million, or 7.5%, to $80.3 million for fiscal year 2005 from $74.7 million for fiscal year 2004 principally due to an increase in interest expense on the Senior Unsecured Promissory Notes and an increase in the interest rate on borrowings under the Amended and Restated Senior Credit Facility.

        Income Tax Provision.    Income tax provision as a percentage of income before income taxes was 39.5% for fiscal year 2005 compared to 32.9% for fiscal year 2004. The increase in the income tax provision as a percentage of income before income taxes is largely due to two items: (i) the reduction in the benefit from foreign sales and (ii) a change in the Ohio tax law. The reduction in the foreign sales benefit was due to higher income before income taxes in fiscal year 2005 and a change in the federal extraterritorial law which phases out the foreign sales deduction by 2007. Our reduced benefit from foreign sales increased our effective tax rate by 4.4%. The change in the Ohio tax law became effective on July 1, 2005 and replaced the income tax with a commercial activity tax by 2010. As a result of this law change, our ability to utilize net operating loss carryforwards was limited; therefore, adjustments were made to non-current deferred income tax assets and liabilities. These adjustments resulted in a charge to income tax expense of $1.3 million, or a 2.3% increase to the effective tax rate.

        Net Income.    Net Income increased $21.1 million, or 154.6%, to $34.7 million for fiscal year 2005 compared to net income of $13.6 million for fiscal year 2004.

Fiscal year ended September 30, 2004 compared with the twelve-month period ended September 30, 2003

        The discussion of our results of operations which follows is based upon the combined twelve-month period ended September 30, 2003. See "Basis of Presentation" on page ii for a discussion of the use of financial information for the combined twelve-month period ended September 30, 2003.

        Net Sales.    Net sales increased by $7.4 million, or 2.5%, to $300.7 million for fiscal year 2004 from $293.3 million for the twelve-month period ended September 30, 2003. Net sales increased primarily due to an increase in aftermarket net sales of $19.9 million, $12.8 million of increased net sales due to the acquisitions of the Norco business in February 2003 and Avionic in July 2004 and an increase of $3.5 million in OEM net sales. The increase in net sales was partially offset by a decrease of $28.8 million of non-repeat net sales in the twelve-month period ended September 30, 2003 that supported the cockpit security retrofit of the Airbus fleet.

        Gross Profit.    Gross profit (net sales less cost of sales) increased by $10.1 million to $136.5 million for fiscal year 2004 from $126.4 million for the twelve-month period ended September 30, 2003. This increase is attributable to the higher net sales discussed above, favorable product mix, the strength of the Company's proprietary products and market positions and the decrease of non-recurring integration costs pertaining to the Norco acquisition of $1.5 million. Partially offsetting the increase in gross profit was an increase of $5.6 million of charges primarily resulting from inventory purchase price accounting charges pertaining to the Mergers.

        Gross profit as a percentage of net sales increased to 45.4% for fiscal year 2004 from 43.1% for the twelve-month period ended September 30, 2003. Gross profit increased 8.0% on a net sales increase of only 2.5%. This expansion of margin is principally due to favorable product mix, continuing cost control measures and productivity savings (including savings relating to the Norco acquisition) and the strength of the Company's proprietary products and market positions. Partially offsetting the higher gross profit margin was the net increase of non-recurring charges discussed above of $4.1 million, or 1.3% of net sales.

        Selling and Administrative Expenses.    Selling and administrative expenses increased by $5.8 million, or 23.0%, to $31.2 million, or 10.4% of net sales, for fiscal year 2004 from $25.4 million, or 8.7% of net sales, for the twelve-month period ended September 30, 2003 primarily due to an increase of $4.5 million, or 1.5% of net sales, of deferred compensation plan expenses. The deferred compensation costs were incurred by us in connection with certain employees' participation in our two deferred compensation plans that were established contemporaneously with the Mergers.

        Amortization of Intangibles.    Amortization of intangibles increased by $7.4 million to $10.3 million for fiscal year 2004 from $2.9 million for the twelve-month period ended September 30, 2003 primarily due to the increase in the amortization of other intangible assets resulting from the recognition of a full year of amortization expense on the additional identifiable intangible assets recognized in accounting for the Mergers.

        Merger Expenses.    Expenses of the Mergers represent a one-time charge that was recorded in the twelve-month period ended September 30, 2003 as a result of the Mergers and consisted primarily of the following (in millions):

Description	Amount
Compensation costs recognized for stock options redeemed and rolled over in connection with the Mergers	$137.5
Premium paid to redeem the 10 3/8% Senior Subordinated Notes	16.6
Write-off of debt issue costs associated with the 10 3/8% Senior Subordinated Notes	9.5
Investment banker fees	8.2
Other fees and expenses	4.2

Total merger expenses	$176.0

        Income (Loss) from Operations.    Income from operations increased $172.9 million to $95.0 million for fiscal year 2004 compared to a net loss of $77.9 million for the twelve-month period ended September 30, 2003.

        Interest Expense.    Interest expense increased by $32.2 million, or 75.9%, to $74.7 million for fiscal year 2004 from $42.5 million for the twelve-month period ended September 30, 2003. This increase in interest expense was primarily caused by: (i) the issuance of approximately $200 million in aggregate principal amount of the Senior Unsecured Promissory Notes in July 2003 in connection with the Mergers, resulting in additional interest expense of $21.1 million; (ii) the issuance of $400 million of 8 3/8% Senior Subordinated Notes in July 2003 in connection with the Mergers (the then outstanding $200 million of 10 3/8% Senior Subordinated Notes were repaid in connection with the Mergers), resulting in additional interest expense of $10.7 million; (iii) an increase in the weighted average borrowing level of TransDigm Inc.'s then existing senior credit facilities to approximately $294 million in fiscal year 2004 from approximately $205 million in the twelve-month period ended September 30, 2003 primarily due to the Mergers, partially offset by lower interest rates, resulting in additional interest expense of $1.5 million; (iv) a $1.5 million decrease in interest expense resulting from the February 2003 repayment of all of Holdings' outstanding 12% Payment in Kind Notes (the "PIK Notes"), totaling $31.8 million; and (v) other items resulting in an increase in interest expense of $0.4 million.

        Income Tax Provision.    Income tax provision (benefit) as a percentage of income (loss) before income taxes decreased to 33% for fiscal year 2004 from 37% for the twelve-month period ended September 30, 2003. The decrease in the income tax provision (benefit) as a percentage of income (loss) before taxes is primarily due to two items: (i) nondeductible merger expenses and (ii) benefits from foreign sales. During the twelve-month period ended September 30, 2003, the Company incurred nondeductible merger expenses, which reduced the Company's income tax benefit by $4.2 million. The tax effect of these nondeductible merger expenses comprised 3.5% of the income tax provision (benefit) as a percentage of income (loss) before income taxes for the twelve-month period ended September 30, 2003 and 0% of the income tax provision (benefit) as a percentage of income (loss) before income taxes for fiscal year 2004. The foreign sales income tax benefit for the twelve-month period ended September 30, 2003 ($1.4 million) was approximately 1.1% of the income (loss) before income taxes, whereas the foreign sales benefit for fiscal year 2004 ($1.1 million) was approximately 5.6% of the income (loss) before income taxes for fiscal year 2004.

        Net Income (Loss).    We earned $13.6 million for fiscal year 2004 compared to a net loss of $75.7 million for the twelve-month period ended September 30, 2003.

Backlog

        As of September 30, 2005, we estimated our sales order backlog at $200.0 million compared to an estimated sales order backlog of $154.8 million as of September 30, 2004. This increase in backlog of $45.2 million is due, in part, to the Acquisitions discussed above totaling approximately $23.9 million, with the balance of the increase attributable to increases in the sales order backlog of various product lines primarily in the commercial OEM and commercial aftermarket segments. The majority of the purchase orders outstanding as of September 30, 2005 are scheduled for delivery within the next twelve months. Purchase orders may be subject to cancellation by the customer prior to shipment. The level of unfilled purchase orders at any given date during the year will be materially affected by the timing of our receipt of purchase orders and the speed with which those orders are filled. Accordingly, the Company's backlog as of September 30, 2005 may not necessarily represent the actual amount of shipments or sales for any future period.

Foreign Operations

        We purchase certain of the components that we use in our products from foreign suppliers and a portion of our products are resold to foreign end-users. Our direct sales to foreign customers were approximately $81.5 million, $69.9 million and $87.8 million in fiscal years 2005 and 2004 and the twelve-month period ended September 30, 2003, respectively. The decrease in foreign sales in fiscal year 2004 is primarily due to non-repeat sales in the twelve-month period ended September 30, 2003 that supported the cockpit security retrofit of the Airbus fleet. Sales to foreign customers are subject to numerous additional risks, including the impact of foreign government regulations, currency fluctuations, political uncertainties and differences in business practices. There can be no assurance that foreign governments will not adopt regulations or take other action that would have a direct or indirect adverse impact on our business or market opportunities within such governments' countries. Furthermore, there can be no assurance that the political, cultural and economic climate outside the United States will be favorable to our operations and growth strategy.

Inflation

        Many of our raw materials and operating expenses are sensitive to the effects of inflation, which could result in changing operating costs. However, the effects of inflation on our businesses during fiscal years 2005 and 2004 and the twelve-month period ended September 30, 2003 were not significant.

Liquidity and Capital Resources

        Operating Activities.    We generated $80.7 million of cash from operating activities during fiscal year 2005 compared to $111.1 million of cash generated from operating activities in fiscal year 2004. The decrease of $30.4 million in fiscal year 2005 is primarily due to the receipt of income tax refunds of $37.1 million during fiscal year 2004 resulting from the merger charge in the twelve-month period ended September 30, 2003. During the twelve-month period ended September 30, 2003 we used $17.3 million of cash from operating activities. We generated $16.9 million of cash from operating activities during the period from July 8, 2003 (date of formation) through September 30, 2003 and used $34.2 million of cash during the predecessor period from October 1, 2002 through July 22, 2003. The increase of $128.5 million in fiscal year 2004 is primarily due to approximately $88 million of cash outlays made in the twelve- month period ended September 30, 2003 in connection with the one-time expenses of the Mergers as well as the receipt of income tax refunds in fiscal year 2004 of $37.1 million.

        Investing Activities.    Cash used in investing activities decreased to $20.5 million during fiscal year 2005 compared to $77.6 million of cash used in investing activities during fiscal year 2004. The cash used in fiscal year 2005 was primarily for the Acquisitions discussed previously of $63.2 million offset by the sale of marketable securities (net of purchases) of $50.6 million and capital expenditures of $8.0 million. The cash used in investing activities in fiscal year 2004 was primarily for the net purchase of marketable securities of $50.7 million and the acquisition of Avionic for $21.5 million. The cash used in investing activities during the period from July 8, 2003 (date of formation) through September 30, 2003, totaling $469.3 million, was used in connection with the merger of TD Acquisition Corporation into Holdings. The cash used in investing activities during the predecessor period from October 1, 2002 through July 22, 2003, totaling $57.3 million, was primarily for the acquisition of the Norco business for $53.0 million.

        Financing Activities.    We used $4.4 million of cash in financing activities during fiscal year 2005 compared to using $3.9 million of cash in financing activities during fiscal year 2004, primarily for the repayment of term loans and a license agreement. We generated $471.4 million of cash from financing activities during the period from July 8, 2003 (date of formation) through September 30, 2003 from the proceeds from the issuance of common stock of $271.3 million and the proceeds from the issuance of the Senior Unsecured Promissory Notes of $200.0 million, which proceeds were used to partially finance the Mergers. The cash generated from financing activities of $82.5 million during the predecessor period from October 1, 2002 through July 22, 2003 resulted from: (i) $90.5 million of borrowings and equity contributions associated with the Mergers that were obtained to finance the cash portion of the expenses of the Mergers that are reflected in our consolidated statement of cash flows as an operating activity and were not paid from existing cash balances and (ii) $24.8 million obtained to finance the Norco acquisition. The cash generated from financing activities during this period was partially offset by the cash used in the repayment of the Holdings' PIK Notes of $32.8 million and other expenditures.

        In connection with the Mergers, TD Holding issued the Senior Unsecured Promissory Notes in an aggregate principal amount of approximately $200 million. The Senior Unsecured Promissory Notes were unsecured and were not guaranteed by Holdings or any of its direct or indirect subsidiaries, including TransDigm Inc. The Senior Unsecured Promissory Notes were scheduled to mature in July 2008. The principal amount of the indebtedness outstanding under the Senior Unsecured Promissory Notes was not amortized and, therefore, the entire balance thereof was payable upon maturity in July 2008, subject to certain required prepayment events. The Senior Unsecured Promissory Notes accrued interest at a rate per annum equal to 12%, compounded semi-annually, with all interest being payable upon maturity or the earlier repayment of the Senior Unsecured Promissory Notes. As described above, on November 10, 2005, TD Holding elected to optionally prepay the entire outstanding principal amount and all accrued and unpaid interest in respect of the Senior Unsecured Promissory Notes. The total amount paid to the holders of the Senior Unsecured Promissory Notes in full satisfaction of TD Holding's obligations thereunder was approximately $262.7 million.

        In connection with the Mergers, all of TransDigm Inc.'s borrowings (term loans) under its previous senior secured credit facility were repaid and a new senior secured credit facility was obtained. On April 1, 2004, TransDigm Inc.'s senior secured credit facility was amended and restated to refinance approximately $294 million of term loans then outstanding. The Amended and Restated Senior Credit Facility totals $394 million, which consists of (1) a $100 million revolving credit line (including a letter of credit sub-facility of $15 million) maturing in July 2009 and (2) a $294 million term loan facility maturing in July 2010. At September 30, 2005, TransDigm Inc. had a $0.85 million letter of credit outstanding and $99.15 million of borrowings available under the Amended and Restated Senior Credit Facility. The obligations of TransDigm Inc. under the Amended and Restated Senior Credit Facility are guaranteed by Holdings and all of TransDigm Inc.'s domestic subsidiaries, and are secured with substantially all of the assets of Holdings, TransDigm Inc. and its domestic subsidiaries. TD Holding has not guaranteed and is not otherwise obligated with respect to the Amended and Restated Senior Credit Facility.

        The Amended and Restated Senior Credit Facility requires scheduled quarterly payments of principal on the term loans in aggregate annual principal amounts equal to 1% of the original aggregate principal amount of the term loans during the life of the loans, with the balance payable at final maturity. Subject to exceptions, the Amended and Restated Senior Credit Facility also requires mandatory prepayments of term loans based on certain percentages of excess cash flows, as defined, commencing 95 days after the end of fiscal year 2006, net cash proceeds of asset sales or the issuance of certain debt securities.

        In addition, TransDigm Inc. has the right to request (but no lender is committed to provide) additional term loans under the Amended and Restated Senior Credit Facility, subject to the satisfaction of customary conditions, including being in compliance with the financial covenants in the Amended and Restated Senior Credit Facility after giving effect, on a pro forma basis, to any such incremental term loan borrowing.

        The interest rates per annum applicable to loans other than swingline loans (i.e., a short-term line of credit that is provided as part of the revolving credit facility by the administrative agent, which can be converted at any time by the administrative agent into revolving credit loans under the revolving credit facility) under the Amended and Restated Senior Credit Facility are, at TransDigm Inc.'s option, equal to either an alternate base rate or an adjusted LIBO rate for one, two, three or six-month interest periods chosen by TransDigm Inc., in each case, plus an applicable margin percentage. The alternate base rate will be the greater of (1) Credit Suisse First Boston LLC's prime rate or (2) 50 basis points over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The adjusted LIBO rate will be determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan as adjusted for the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which the lenders under the Amended and Restated Senior Credit Facility are subject. The applicable margin percentage is a percentage per annum equal to (1) 1.25% for alternate base rate term loans, (2) 2.25% for adjusted LIBO rate term loans and (3) in the case of alternate base rate revolving loans and adjusted LIBO rate revolving loans, a percentage ranging from 1.75% to 2.50% (in the case of alternate base rate revolving loans) and 2.75% to 3.50% (in the case of adjusted LIBO rate revolving loans), in each case depending upon the leverage ratio of TransDigm Inc. as of the relevant date of determination.

        All borrowings under the revolving loan facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

        In connection with the Mergers, TransDigm Inc. (as successor by merger to TD Funding Corporation) also issued $400 million aggregate principal amount of 8 3/8% Senior Subordinated Notes. Such notes do not require principal payments prior to their maturity in July 2011. The notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior subordinated basis, by Holdings and all of TransDigm Inc.'s current and future domestic restricted subsidiaries. However, TD Holding has not guaranteed and is not otherwise obligated with respect to the 8 3/8% Senior Subordinated Notes.

        Also in connection with the Mergers, Warburg Pincus and certain other investors made an investment in TD Holding of approximately $471.3 million, with approximately $200 million of such investment being attributable to the Senior Unsecured Promissory Notes described above. TD Holding contributed such funds as equity to TD Acquisition Corporation (which, as described elsewhere in this prospectus, was merged into Holdings). TD Acquisition Corporation then contributed the funds as equity to TD Funding Corporation (which, as described elsewhere in this prospectus, was merged into TransDigm Inc.), which lent a portion of such proceeds together with a portion of the proceeds it received from the issuance of the 8 3/8% Senior Subordinated Notes and from borrowings under its then effective senior secured credit facilities, to TD Acquisition Corporation. The promissory note evidencing the inter-company loan was subsequently assigned by TransDigm Inc., as successor by merger to TD Funding Corporation, to TD Finance Corporation, a newly formed, wholly owned subsidiary of TransDigm Inc. TD Acquisition Corporation used the proceeds of such intercompany loan to pay all amounts due to the equity holders of Holdings under the terms of the merger agreement that totaled approximately $759.7 million. The senior management of the Company also rolled over options with a net value of approximately $35.7 million.

        Using a portion of the proceeds from the 8 3/8% Senior Subordinated Notes, the borrowings under its then effective senior secured credit facilities, the cash investment by Warburg Pincus and certain other co-investors and existing cash balances, TransDigm Inc. repaid or defeased all of its long-term indebtedness that was outstanding immediately prior to the consummation of the Mergers and paid acquisition fees and expenses of approximately $34.7 million. The repaid indebtedness included all amounts outstanding under TransDigm Inc.'s then existing credit facilities. TransDigm Inc. also completed a tender offer to repurchase its 10 3/8% Senior Subordinated Notes. Approximately $197.8 million aggregate principal amount of the $200 million aggregate principal amount of outstanding 10 3/8% Senior Subordinated Notes were tendered in the tender offer. TransDigm Inc. defeased the remaining $2.2 million aggregate principal amount of 10 3/8% Senior Subordinated Notes not tendered and accepted for payment in the tender offer and, in December 2003, redeemed such notes.

        On November 10, 2005, the lenders under the TD Holding Loan Facility made loans to TD Holding in an aggregate principal amount of $200 million, and on such date and after giving effect to the fees and expenses paid in connection with the consummation of such transactions, TD Holding received aggregate net proceeds of approximately $193.1 million. On November 10, 2005, TD Holding used the net proceeds received from the TD Holding Loan Facility together with substantially all of the proceeds received from the dividend payment from Holdings which is described above to (i) prepay the entire outstanding principal amount and all accrued and unpaid interest on the Senior Unsecured Promissory Notes, with all such payments totaling approximately $262.7 million, and (ii) make certain distributions under the Rollover Deferred Compensation Plan and the Management Deferred Compensation Plan, with the aggregate distributions that were made under such deferred compensation plans totaling approximately $26.0 million.

        The TD Holding Loan Facility is unsecured and is not guaranteed by Holdings or any of its direct or indirect subsidiaries, including TransDigm Inc. The TD Holding Loan Facility matures in November 2011. The principal amount of the indebtedness outstanding under the TD Holding Loan Facility is not amortized and, therefore, the entire balance thereof is payable upon maturity in November 2011, subject to certain required prepayments described below. Upon the occurrence of a Change of Control (as defined), TD Holding is required to make an offer to the lenders under the TD Holding Loan Facility to prepay all loans at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon. This offering will not constitute a Change of Control under the TD Holding Loan Facility. In addition, in connection with certain asset sales, and subject to certain exceptions, TD Holding is required to make an offer to the lenders under the TD Holding Loan Facility to prepay all loans at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon.

        The interest rates per annum applicable to the loans under the TD Holding Loan Facility are equal to an adjusted LIBO rate for three-month interest periods plus an applicable margin percentage. The adjusted LIBO rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for three-month periods as adjusted for the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which TD Holding's lenders are subject. Prior to the earlier to occur of an underwritten public offering of our common stock and November 10, 2006 (the earlier to occur being referred to as the "Trigger Date"), the applicable margin percentage is a percentage per annum equal to 5%. For any day on or after the Trigger Date and prior to the date that is one year from the Trigger Date, the applicable margin percentage is a percentage per annum equal to 5.5%, and for any day on or after the date that is one year from the Trigger Date, the applicable margin percentage is a percentage per annum equal to 6%. The closing date of this offering will constitute the Trigger Date under the TD Holding Loan Facility.

        The Amended and Restated Senior Credit Facility, the Indenture governing the 8 3/8% Senior Subordinated Notes and the TD Holding Loan Facility contain restrictive covenants that, among other things, limit the incurrence of additional indebtedness, the payment of dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances, and prepayments of other indebtedness. In addition, the Amended and Restated Senior Credit Facility requires TransDigm Inc. to meet certain financial ratios. Any failure to comply with the restrictions of the Amended and Restated Senior Credit Facility, the Indenture governing the 8 3/8% Senior Subordinated Notes, the TD Holding Loan Facility or any other subsequent financing agreements that we may enter into may result in an event of default. An event of default may allow the creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, the lenders under the Amended and Restated Senior Credit Facility may be able to terminate any commitments they had made to supply TransDigm Inc. with further funds.

Contractual Obligations

        The following is a summary of contractual cash obligations as of September 30, 2005, after giving effect to the completion of the Recent Transactions as if the Recent Transactions had occurred on

September 30, 2005, and the adoption of the TD Holding Corporation 2005 New Management Deferred Compensation Plan as if such plan had been adopted on September 30, 2005 (in millions):

	2006	2007	2008	2009	2010	2011 and Thereafter	Total
TD Holding Loan Facility	$—	$—	$—	$—	$—	$200	$200
Term Loan Facility	2.9	2.9	3.0	2.9	278.1	—	289.8
8 3/8% Senior Subordinated Notes due 2011	—	—	—	—	—	400.0	400.0
Scheduled Interest Payments(1)	69.3	69.1	69.0	68.8	64.6	28.6	369.4
Operating Leases	2.2	2.2	1.6	1.5	1.1	2.0	10.6
TD Holding Corporation 2005 New Management Deferred Compensation Plan	—	—	—	6.2	—	—	6.2

Total Contractual Cash Obligations	$74.4	$74.2	$73.6	$79.4	$343.8	$630.6	$1,276.0

(1)
Assumes that the variable interest rate on our borrowings under the TD Holding Loan Facility and under the Amended and Restated Senior Credit Facility remain constant at 9.3% and 5.8%, respectively, and that there are no additional borrowings under the Amended and Restated Senior Credit Facility.

        Our primary future cash needs will consist of debt service and capital expenditures. We incur capital expenditures for the purpose of maintaining and replacing existing equipment and facilities and, from time to time, for facility expansion. Capital expenditures totaled approximately $8.0 million, $5.4 million and $5.2 million during fiscal years 2005 and 2004 and the twelve-month period ended September 30, 2003, respectively. We expect our capital expenditures in fiscal 2006 for ordinary operating activities to be approximately $9.5 million and such expenditures are projected to increase moderately thereafter.

        We may from time to time seek to retire our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. In addition, we may issue additional debt if prevailing market conditions are favorable to doing so and contractual restrictions permit us to do so.

        We intend to pursue acquisitions that present opportunities consistent with our business strategy. We regularly engage in discussions with respect to potential acquisitions and investments. However, there can be no assurance that we will be able to consummate an agreement with respect to any future acquisition. Our acquisition strategy may require substantial capital, and no assurance can be given that we will be able to raise any necessary funds on acceptable terms or at all. If we incur additional debt to finance acquisitions, total interest expense will increase.

        Our ability to make scheduled payments of principal of, or to pay the interest on, or to refinance, our indebtedness, or to fund non-acquisition related capital expenditures and research and development efforts, will depend on our ability to generate cash in the future. This is subject, in part, to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current levels of operations and anticipated cost savings and operating improvements and absent any disruptive events, management believes that internally generated funds and borrowings available under our revolving loan facility should provide sufficient resources to finance our operations, non-acquisition related capital expenditures, research and development efforts and long-term indebtedness obligations through at least fiscal year 2006. There can be no assurance, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all or that future borrowings will be available to TransDigm Inc. under the Amended and Restated Senior Credit Facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. Also, to the extent we accelerate our growth plans, consummate acquisitions or have lower than anticipated sales or increases in expenses, we may also need to raise additional capital. In particular, increased working capital needs occur whenever we consummate acquisitions or experience strong incremental demand. There can be no assurance that we will be able to raise additional capital on commercially reasonable terms or at all.

New Accounting Standards

        In June 2005, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 154, "Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). This Statement requires that a voluntary change in accounting principle be applied retroactively with all prior period financial statements presented on the basis of the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle and (2) correction of errors in previously issued financial statements should be termed a "restatement". The new standard is effective for accounting changes and a correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. We do not anticipate that the adoption of this statement will have a material impact on our results of operation or financial condition.

        During December 2004, the FASB issued Statement No. 123 (R), Share Based Payment, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. We anticipate adopting this pronouncement during fiscal year 2006. We have not determined the impact, if any, that this statement will have on our consolidated financial position or results of operations.

        In November 2004, the FASB issued Statement No. 151, "Inventory Costs" ("SFAS 151"), which requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expense to be recognized as current period charges. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The standard is effective for fiscal years beginning after June 15, 2005. We believe the adoption of this pronouncement will not have a material impact on our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosure About Market Risk

        At September 30, 2005, TransDigm Inc. had borrowings under the Amended and Restated Senior Credit Facility of $289.8 million that were subject to interest rate risk. Borrowings under the Amended and Restated Senior Credit Facility bear interest, at TransDigm Inc.'s option, at a rate equal to either an alternate base rate or an adjusted LIBO rate for one, two, three or six-month interest periods chosen by TransDigm Inc., in each case, plus an applicable margin percentage. Accordingly, our cash flows and earnings will be exposed to the market risk of interest rate changes resulting from variable rate borrowings under the Amended and Restated Senior Credit Facility. The effect of a hypothetical one percentage point increase in interest rates would increase the annual interest costs under the Amended and Restated Senior Credit Facility by approximately $2.9 million based on the amount of outstanding borrowings at September 30, 2005. The weighted average interest rate on the $289.8 million of borrowings under the Amended and Restated Senior Credit Facility on September 30, 2005 was 5.8%.

        In addition, as described elsewhere in this prospectus, on November 10, 2005, TD Holding closed on the TD Holding Loan Facility. As of December 1, 2005, TD Holding had borrowings under the TD Holding Loan Facility of $200.0 million that was subject to interest rate risk. Borrowings under the TD Holding Loan Facility bear interest at a rate equal to an adjusted LIBO rate for three-month interest periods plus an applicable margin percentage. Accordingly, our cash flows and earnings will be exposed to the market risk of interest rate changes resulting from variable rate borrowings under the TD Holding Loan Facility. The effect of a hypothetical one percentage point increase in interest rates would increase the annual interest costs under the TD Holding Loan Facility by approximately $2.0 million based on the amount of outstanding borrowings at December 1, 2005.

        Because the interest rates on borrowings under the Amended and Restated Senior Credit Facility and the TD Holding Loan Facility vary with market conditions, the amount of outstanding borrowings thereunder approximates the fair value of such indebtedness. The fair value of the $400 million aggregate principal amount of TransDigm Inc.'s 8 3/8% Senior Subordinated Notes is exposed to the market risk of interest rate changes. The estimated fair value of such notes approximated $422 million at September 30, 2005 based upon the quoted market rates.

BUSINESS

General

        TD Holding was formed in July 2003 at the direction of Warburg Pincus to facilitate the completion of the Mergers. TD Holding is a holding company whose sole asset consists of all of the capital stock of Holdings, whose sole asset consists of all of the capital stock of TransDigm Inc. Through our subsidiaries, we are a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Our business is well diversified among various product lines, including ignition systems and components, gear pumps, mechanical/electromechanical actuators and controls, NiCad batteries/chargers, power conditioning devices, hold-open rods and locking devices, engineered connectors, engineered latches, cockpit security devices, lavatory hardware and components, specialized AC/DC electric motors, and specialized valving. For fiscal year 2005, we generated net sales of $374.3 million and net income of $34.7 million. In addition, for fiscal year 2005, our EBITDA was $154.5 million, or 41.3% of net sales, our EBITDA As Defined was $164.2 million, or 43.9% of net sales, and our capital expenditures were $8.0 million, or 2.1% of net sales. Please see "Selected Consolidated Financial Data" for a reconciliation of EBITDA and EBITDA As Defined to net income.

        We estimate that over 90% of our net sales for fiscal year 2005 were generated by proprietary products for which we own the design. These products are generally approved and certified by airframe manufacturers (who often certify only one manufacturer's component design for a specific application on an aircraft), government agencies and/or the FAA and similar entities or agencies. In addition, for fiscal year 2005, we estimate that we generated approximately 75% of our net sales from products for which we are the sole source provider.

        Most of our products generate significant aftermarket revenue. Once our parts are designed into and sold as original equipment on an aircraft, we then generate net sales from recurring aftermarket consumption over the life of that aircraft. This installed base and our sole source provider position generate a long-term stream of aftermarket revenues over the estimated 30-year life of an individual aircraft. We estimate that approximately two-thirds of our net sales in fiscal year 2005 were generated from the commercial and military aerospace aftermarkets. These aftermarket revenues have historically produced a higher gross margin and been more stable than sales to OEMs.

        We provide components for a large, diverse installed base of aircraft and therefore, we are not overly dependent on any single airframe. For example, we estimate that sales to support any single OEM airframe production requirement did not exceed 4.0% of our net sales for fiscal year 2005, and sales to support any single aftermarket airframe platform did not exceed 5.5% of our net sales for this same period. In the commercial sector, which generated approximately 70% of our net sales for fiscal year 2005, we sell to distributors of aftermarket components, as well as directly to commercial airlines, aircraft maintenance facilities, systems suppliers, and aircraft and engine OEMs. In addition, for fiscal year 2005, approximately 27% of our net sales were attributable to the defense sector, with 11% of our overall net sales for this period being attributable to various agencies and buying organizations of the U.S. Government. Net sales to the defense sector are generated primarily through sales to the United States and foreign militaries, brokers, distributors and defense OEMs.

Industry and Market Overview

        We compete in the commercial and military aerospace industry. The commercial aftermarket, where we have historically derived the majority of our net sales, has generally been more stable and has exhibited steady growth compared to the commercial OEM market which has historically exhibited cyclical swings. Commercial aftermarket revenue is driven primarily by revenue passenger miles and by the size and age of the worldwide aircraft fleet. The growth rates of revenue passenger miles and the size of the worldwide aircraft fleet tend to correlate. Between 1970 and 2004, RPMs grew at a CAGR of approximately 6.2%, and are expected to grow at a CAGR of approximately 5.3% between 2005 and 2010 according to The Airline Monitor. The worldwide aircraft fleet grew at a CAGR of approximately 4.8% between 1970 and 2004, and is expected to grow at approximately a 4.0% CAGR between 2005 and 2010, reflecting the anticipated increase in RPMs during this period. We anticipate that the growth of RPMs and the increase in the size of the worldwide aircraft fleet will increase the size of our installed base of aircraft for which we supply aftermarket products.

        Historically, aftermarket and OEM sales in the military sector tend to follow defense spending. Military aftermarket revenue is driven primarily by the operational tempo of the military, while military OEM revenue is driven primarily by spending on new systems and platforms. In recent years, defense spending has reached historic highs, due in part to the military engagements in Afghanistan and Iraq and the war on terrorism. The total defense spending budget can be difficult to predict. We anticipate that military related sales of our types of products will experience modest, if any, growth over the rate of inflation from the current high levels.

Our Competitive Strengths

        We believe our key competitive strengths include:

        Large and Growing Installed Product Base with Aftermarket Revenue Stream.    We provide components to a large and growing installed base of aircraft to which we supply aftermarket products. We estimate that our products are installed on more than 40,000 commercial transport, regional transport, military and general aviation fixed wing turbine aircraft and over 15,000 rotary wing aircraft. This installed base and our sole source provider position for an estimated 75% of our net sales for fiscal year 2005 enable us to capture a long-term stream of highly profitable aftermarket revenues over the long life of an individual aircraft.

        Diversified Revenue Base.    Our diversified revenue base reduces our dependence on any particular product, platform or market segment and has been a significant factor in maintaining our financial performance. Our products are installed on almost all of the major commercial aircraft platforms now in production, including the Boeing 737, 747, 757, 767 and 777, the Airbus A300/310, A319/20/21 and A330/340, the Bombardier CRJ's and Challenger, the Embraer RJ's, the Cessna Citation family, the Raytheon Premier and Hawker and most Gulfstream airframes. Military platforms include aircraft such as the Boeing C-17, F-15 and F-18, the Lockheed Martin C-130J and F-16, the Northrop Grumman E2C (Hawkeye), the Joint Strikefighter and the Blackhawk, Chinook and Apache helicopters. We expect to continue to develop new products for military and commercial applications. For example, we expect to be certified and provide a range of components for the new Boeing 787 and Airbus A380 and A400M.

        Significant Barriers to Entry.    We compete in niche markets with significant barriers to entry. We believe that the niche nature of our markets, the industry's stringent regulatory and certification requirements, the large number of products that we sell and the investments necessary to develop and certify products create barriers to entry for potential competitors. Because we deliver products that meet or exceed our customers' expectations and performance standards, our customers have little incentive to certify another supplier because of the cost and time of the certification process. In addition, concerns about safety and the indirect costs of flight delays if products are unavailable or undependable make our customers hesitant to switch to new suppliers.

        Strong Cash Flow Generation.    We generate strong cash flow from operations as a result of our high margins and low capital expenditure requirements. We believe that our high margins are the result of the value we provide to our customers through our engineering, service and manufacturing capabilities, our focus on proprietary and high margin aftermarket business, our ability to generate profitable new business and our ability to consistently realize productivity savings. For fiscal years 2005 and 2004 and the twelve-month period ended September 30, 2003, our EBITDA As Defined margins were 43.9%, 46.3% and 42.4%, respectively. In addition, our low recurring capital expenditure requirements, which have historically been between approximately $5 million to $8 million per year, or approximately 2% of net sales per year, coupled with our consistent installed revenue base, provide a stable stream of cash flows. We have historically allocated our capital expenditures efficiently and we believe that our capacity is sufficient to meet our current growth initiatives. Therefore, we anticipate that our capital expenditures for ordinary course operating activities will remain relatively consistent with historic levels when measured as a percentage of net sales. Our strong cash flow provides us with the ability to reduce our indebtedness and reinvest in our business, including by acquiring new businesses and product lines.

        Consistent Track Record of Financial Success and Strong Growth.    From fiscal year 1993 to fiscal year 2005, our net sales grew at a CAGR of 19.7%. In addition, during this same period our EBITDA As Defined grew at a CAGR of 29.1%. Management achieved this growth through a focus on our value-driven operating strategy and a methodical and focused acquisition strategy. Management's strategy has been implemented consistently across all of our businesses, resulting in significant margin expansion, with EBITDA As Defined margins increasing from 19.0% in fiscal year 1993 to 43.9% for fiscal year 2005. Please see "Selected Consolidated Financial Data" for a reconciliation of EBITDA and EBITDA As Defined to net income.

        Value-Driven Management Team with a Successful Track Record.    Our operations are managed by a very experienced, value-driven management team with a proven record of growing our business organically, reducing overhead, rationalizing costs and integrating acquisitions. Our management team, many of whom have been with us since or soon after our formation in 1993, has demonstrated its ability over the last twelve years to successfully operate the business through various market cycles while consistently achieving higher revenue growth rates and improving margins. In the aggregate, our management team owns approximately 16.0% of our common stock before this offering, and will own approximately      % of our common stock after this offering (or      % if the underwriters over-allotment option is exercised in full), in all cases on a fully diluted basis, assuming the exercise of outstanding stock options.

Business Strategy

        Our business strategy is made up of two key elements. The first element is a value-driven operating strategy focused on our three core value drivers: (1) new business development; (2) steady improvements to our cost structure; and (3) value-based pricing. The second element is a proven acquisition strategy focused on the acquisition of proprietary aerospace components businesses and related products and services. The successful execution of these two elements of our business strategy has enabled us to deliver consistent financial performance through all phases of the market cycles of the aerospace industry.

Proven Value-Driven Operating Strategy

        Our three core value drivers are:

        Obtaining Profitable New Business.    We attempt to obtain profitable new business by using our technical expertise, unique application skill and our detailed knowledge of our customer base and the individual niche markets in which we operate. We develop reliable, high value added products that meet our customers' specific new application requirements and/or solve problems with current applications. We have regularly been successful in identifying and developing both aftermarket and OEM products to drive our growth. We work closely with OEMs, airlines and other end users to identify components that are not meeting their performance or reliability expectations. We then attempt to develop products that meet or exceed their expectations. For example, Airbus Industries selected us to design the security bolting system that has been installed on all Airbus cockpit doors to comply with FAA and European regulatory requirements adopted after the events of September 11, 2001. The system has been retrofitted on more than 2,500 Airbus aircraft. We also work closely with OEMs to develop reliable products for their new airframe designs. The content we expect to provide for the new Boeing 787, Airbus A380, Airbus A400M and Joint Strike Fighter is a current indication of the success of this strategy. Due in part to this strategy, we have been able to grow our business through all phases of the market cycles of the aerospace industry.

        Improving Our Cost Structure.    We attempt to make steady improvements to our cost structure through detailed attention to the cost of each product line and our organizational structure, with a focus on steadily reducing the cost of each. By maintaining this detailed focus across each area of our company, we have been able to consistently improve our overall cost structure through all phases of the market cycles of the aerospace industry.

        Providing Highly Engineered Value-Added Products to Customers.    We focus on the engineering, manufacturing and marketing of a broad range of highly engineered niche products that provide unique value to our customers. We seek to excel in customer service, application knowledge, quality and reliability. As a result, we have been consistently successful over many years and through all phases of the aerospace market cycles in communicating to our customers the value of our products. This has generally enabled us to price our products to fairly reflect the value we provide and the resources required to do so.

Selective Acquisition Strategy

        We selectively pursue the acquisition of proprietary aerospace component businesses when we see a clear path to create value through the application of our three core value-driven operating strategies. The aerospace industry remains highly fragmented, with many of the companies in the industry being small private businesses or small non-core operations of larger businesses. We have established a dedicated acquisition effort to identify, approach and evaluate potential acquisition targets. We also have significant experience among our management team in executing acquisitions and integrating acquired operations, having successfully acquired and integrated fifteen businesses and/or product lines since our formation in 1993. In each case, we have significantly improved operating and financial performance.

Our Products

        We design, produce and supply highly-engineered proprietary aerospace components (and limited system/subsystems) with significant aftermarket content. We seek to develop highly customized products to solve specific needs for aircraft operators and manufacturers. We attempt to differentiate ourselves based on engineering, service and manufacturing capabilities. We typically choose not to compete for non-proprietary "build to print" business because it usually offers lower margins than proprietary products. Our products have strong brand names within the industry and we have a reputation for high quality, reliability and customer support.

        Our major product lines include: (1) ignition systems and components such as igniters, exciters and spark plugs used to start and spark turbine and reciprocating aircraft engines; (2) gear pumps used primarily in lubrication and fuel applications; (3) mechanical/electromechanical actuators and controls used in numerous actuation applications; (4) NiCad batteries/chargers used to provide starting and back up power; (5) power conditioning devices used to modify and control electrical power; (6) rods and locking devices used primarily to hold open cowlings to allow access to engines for maintenance; (7) engineered connectors used in fuel, pneumatic and hydraulic applications; (8) engineered latching and locking devices used in various bin, security and other applications; (9) lavatory hardware and components; (10) specialized AC/DC electric motors and components used in various defense and commercial applications; and (11) specialized valving used in fuel, hydraulic and pneumatic applications.

Sales and Marketing

        Consistent with our overall strategy, our sales and marketing organization is structured to continually develop a stream of technical solutions that meets customer needs. In particular, we attempt to focus on products and programs that will lead to high-margin, repeatable sales in the aftermarket segment.

        We have structured our sales efforts along our major product lines, assigning a product line manager to each major product line. Each product line manager is expected to grow the sales and profitability of his product line and to achieve the targeted annual level of bookings, sales, new business and profitability for each product line. The product line managers are assisted by account managers and sales engineers who are responsible for covering major OEM and airline accounts. Account managers and sales engineers are expected to be familiar with the personnel, organization and needs of specific customers, to achieve total bookings and new business goals at each account, and, together with the product line managers, to determine when additional resources are required at customer locations. Most of our sales personnel are compensated, in part, on their bookings and their ability to identify and obtain new business opportunities.

        Though typically performed by employees, the account manager function may be performed by independent representatives depending on the specific customer, product and geographic location. We also use a number of distributors to provide logistical support as well as primary customer contact with certain smaller accounts. Our major distributors are Aviall, Inc. and Satair A/S.

Manufacturing and Engineering

        We maintain eight principal manufacturing facilities, six of which are owned by us and two of which are leased by us. Our principal owned and leased manufacturing facilities as of September 30, 2005 are as follows:

Location	Square Footage
Los Angeles, CA (owned)	131,000
Cleveland, OH (owned)	43,400
Painesville, OH (owned)	56,500
Waco, TX (owned)	218,800
Liberty, SC (owned)	219,000
Avenel, NJ (owned)	48,500
Fullerton, CA (leased)	100,000
Camarillo, CA (leased)	70,000

        Each manufacturing facility serves specific product lines and comprises manufacturing, distribution and engineering as well as administrative functions, including management, sales and finance. We continually strive to improve productivity and reduce costs, including rationalization of operations, developing improved control systems that allow for accurate product line profit and loss accounting, investing in equipment, tooling, and information systems and implementing broad-based employee training programs. Management believes that our manufacturing systems and equipment contribute to our ability to compete by permitting us to meet the rigorous tolerances and cost sensitive price structure of aircraft customers. We focus our manufacturing activities by product line, alternating our equipment among designs as demand requires.

        We attempt to differentiate ourselves from our competitors by producing uniquely engineered products with high quality and timely delivery. Our proprietary products are designed by our engineering staff and are intended to serve the needs of the aircraft component industry, particularly through our new product initiatives. These proprietary designs must withstand the extraordinary conditions and stresses that will be endured by products during use and meet the rigorous demands of our customers' tolerance and quality requirements.

        We use sophisticated equipment and procedures to attempt to ensure the quality of our products and comply with military specifications and FAA and OEM certification requirements. We perform a variety of testing procedures, including testing under different temperature, humidity and altitude levels, shock and vibration testing and X-ray fluorescent measurement. These procedures, together with other customer approved techniques for document, process and quality control, are used throughout our manufacturing facilities.

Customers

        Our customers include: (1) distributors of aerospace components; (2) worldwide commercial airlines, including national and regional airlines; (3) large commercial transport and regional and business aircraft OEMs; (4) various armed forces of the United States and friendly foreign governments; (5) defense OEMs; (6) system suppliers; and (7) various other industrial customers. For the year ended September 30, 2005, the U.S. Government through various agencies and buying organizations accounted for approximately 11% of our net sales, Aviall, Inc. (a distributor of commercial aftermarket parts to airlines throughout the world) accounted for approximately 10% of our net sales and Honeywell International Inc. accounted for approximately 9% of our net sales. Products supplied to many of our customers, including the three largest customers, are used on multiple platforms.

        Active commercial production programs include the Boeing 737, 747, 757, 767 and 777, the Airbus A300/310, A319/20/21 and A330/A340, the Bombardier CRJ's and Challenger, the Embraer RJ's, the Cessna Citation family, the Raytheon Premier and Hawker and most Gulfstream Airframes. Military platforms include aircraft such as the Boeing C-17, F-15 and F-18, the Lockheed Martin C-130J and F-16, the Northrop Grumman E2C (Hawkeye), the Joint Strikefighter and the Blackhawk, Chinook and Apache helicopters.

        We have strong customer relationships with almost all important, large commercial transport, regional, general aviation and military OEMs. The demand for our aftermarket parts and services depends on the breadth of our installed OEM base, RPMs, the size and age of the worldwide aircraft fleet and, to a lesser extent, airline profitability. We are also a leading supplier of components used on U.S. designed military aircraft, including components that are used on a variety of fighter aircraft, military freighters and military helicopters.

        Our major customers include most of the world's commercial airlines and leading engine and airframe OEMs such as The Boeing Company, Airbus S.A.S., General Electric Company, United Technologies Corporation, Rolls-Royce plc, Honeywell International Inc., Bombardier Inc., Embraer (Embresa Brasileira de Aeronáutica, S.A.), Cessna Aircraft Company, Gulfstream Aerospace Corporation, Raytheon Company, Northrop Grumman Corporation and Lockheed Martin Corporation, as well as the United States and foreign militaries. We sell our products directly to these customers and also through industry leading distributors such as Aviall, Inc. and Satair A/S.

Competition

        We compete with a number of established companies, including divisions of larger companies that have significantly greater financial, technological and marketing resources than we do. The niche markets within the aerospace industry that we serve are relatively fragmented and we face several competitors for many of the products and services we provide. Due to the global nature of the commercial aircraft industry, competition in these categories comes from both U.S. and foreign companies. Competitors in our product lines range in size from divisions of large public corporations to small privately-held entities, with only one or two components in their entire product line.

        We compete on the basis of engineering, manufacturing and marketing high quality products which meet or exceed the performance and maintenance requirements, consistent and timely delivery, and superior customer service and support. The industry's stringent regulatory, certification, and technical requirements, and the investments necessary in development and certification, create barriers to entry for potential new competitors. When our customers receive products that meet or exceed expectations and performance standards, they have a reduced incentive to certify another supplier because of the cost and time of the technical design and testing certification process. In addition, concerns about safety and flight delays if products are unavailable or undependable make our customers continue long term supplier relationships.

Governmental Regulation

        The commercial aircraft component industry is highly regulated by both the FAA in the United States and by the Joint Aviation Authorities in Europe and other agencies throughout the world, while the military aircraft component industry is governed by military quality specifications. We, and the components we manufacture, are required to be certified by one or more of these entities or agencies, and, in some cases, by individual OEMs, in order to engineer and service parts and components used in specific aircraft models.

        We must also satisfy the requirements of our customers, including OEMs and airlines that are subject to FAA regulations, and provide these customers with products and services that comply with the government regulations applicable to commercial flight operations. In addition, the FAA requires that various maintenance routines be performed on aircraft components, and we believe that we currently satisfy or exceed these maintenance standards in our repair and overhaul services. Several of our operating divisions include FAA approved repair stations.

        In addition, sales of many of our products that will be used on aircraft owned by non-U.S. entities are subject to compliance with U.S. export control laws.

        Our operations are also subject to a variety of worker and community safety laws. The Occupational Safety and Health Act, or OSHA, mandates general requirements for safe workplaces for all employees. In addition, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. Management believes that our operations are in material compliance with OSHA's health and safety requirements.

Raw Materials and Patents

        We require the use of various raw materials, including titanium, aluminum, nickel powder, nickel screen, stainless steel, iridium and cadmium, in our manufacturing processes. We also purchase a variety of manufactured component parts from various suppliers. At times, our operating units concentrate their orders among a few suppliers in order to strengthen their supplier relationships. Raw materials and component parts are generally available from multiple suppliers at competitive prices.

        We have various trade secrets, proprietary information, trademarks, trade names, patents, copyrights and other intellectual property rights, which we believe, in the aggregate but not individually, are important to our business.

Backlog

        As of September 30, 2005, we estimated our sales order backlog at $200.0 million compared to an estimated $154.8 million of sales order backlog as of September 30, 2004. This increase in backlog of $45.2 million is due, in part, to the acquisitions of the assets of Skurka Engineering Company, the stock of Fluid Regulators and a motor product line from Eaton Corporation. The increase in backlog attributable to those acquisitions is approximately $23.9 million. The balance of the increase in sales order backlog is due to increases in various product lines primarily in the commercial OEM and commercial aftermarket segments. The majority of the purchase orders outstanding as of September 30, 2005 are scheduled for delivery within the next 12 months. Purchase orders may be subject to cancellation by the customer prior to shipment. The level of unfilled purchase orders at any given date during the year will be materially affected by the timing of our receipt of purchase orders and the speed with which those orders are filled. Accordingly, our backlog as of September 30, 2005 may not necessarily represent the actual amount of shipments or sales for any future period.

Foreign Operations

        We purchase certain of the components that we use in our products from foreign suppliers and a portion of our products are resold to foreign end-users. Our direct sales to foreign customers were approximately $81.5 million, $69.9 million and $87.8 million for fiscal years 2005 and 2004 and the twelve-month period ended September 30, 2003, respectively. Sales to foreign customers are subject to numerous additional risks, including the impact of foreign government regulations, currency fluctuations, political uncertainties and differences in business practices. There can be no assurance that foreign governments will not adopt regulations or take other action that would have a direct or indirect adverse impact on the business or market opportunities of the Company within such governments' countries. Furthermore, there can be no assurance that the political, cultural and economic climate outside the United States will be favorable to our operations and growth strategy.

Environmental Matters

        Our operations and facilities are subject to federal, state and local environmental laws and regulations governing, among other matters, the emission, discharge, generation, management, transportation and disposal of hazardous materials, wastes and pollutants, the investigation and remediation of contaminated sites, and permits required in connection with our operations. Although management believes that our operations and facilities are in material compliance with applicable environmental laws, management cannot provide assurance that future changes in such laws, or the regulations or requirements thereunder, or in the nature of our operations will not require us to make significant additional expenditures to ensure compliance in the future. Further, we could incur substantial costs, including cleanup costs, fines and sanctions, and third party property damage or personal injury claims as a result of violations of or liabilities under environmental laws, relevant common law, or the environmental permits required for its operations.

        Under some environmental laws, a current or previous owner or operator of a contaminated site may be held liable for the entire cost of investigation, removal or remediation of hazardous materials at such property, whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous materials. Persons who arrange for disposal or treatment of hazardous materials also may be liable for the costs of investigation, removal or remediation of those substances at a disposal or treatment site, regardless of whether the affected site is owned or operated by them. Because we own and/or operate a number of facilities that have a history of industrial or commercial use and because we arrange for the disposal of hazardous materials at many disposal sites, we may and do incur costs for investigation, removal and remediation. Contaminants have been detected at some of our present and former sites, principally in connection with historical operations, and investigations and/or clean-ups have been undertaken by us or by former owners of the sites. We receive inquiries and notices of potential liability with respect to offsite disposal facilities from time to time. Although we have not incurred any material investigation or cleanup costs to date and investigation and cleanup costs are not expected to be material in the future, the discovery of additional contaminants or the imposition of additional cleanup obligations at these or other sites, or the failure of any other potentially liable party to meet its obligations, could result in significant liability for us.

Employees

        As of September 30, 2005, we had approximately 1,300 employees. Approximately 9% of our employees were represented by the United Steelworkers Union, approximately 4% were represented by the United Automobile, Aerospace and Agricultural Implement Workers of America and approximately 5% were represented by the International Brotherhood of Electrical Workers. Collective bargaining agreements between us and these labor unions expire in April 2008, November 2008 and May 2006, respectively. We consider our relationship with our employees generally to be satisfactory.

Our Principal Stockholder

        Our principal stockholder is Warburg Pincus. As of September 30, 2005, Warburg Pincus and its affiliates beneficially owned approximately 69.2% of our outstanding common stock. Following the completion of this offering, Warburg Pincus and its affiliates will beneficially own approximately      % of our common stock, or      % if the underwriters' over-allotment option is fully exercised.

Legal Proceedings

        We are from time to time subject to, and are presently involved in, litigation or other legal proceedings arising out of the ordinary course of business. Based upon information currently known to us, we believe the outcome of such proceedings will not have, individually or in the aggregate, a material adverse effect on our business, our financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information concerning our executive officers and our current directors, all of whom have agreed to continue to serve as members of our Board of Directors following the closing of this offering:

Name	Age	Position
W. Nicholas Howley	53	Chief Executive Officer and Chairman of the Board of Directors of TD Holding, Holdings and TransDigm Inc.
Robert S. Henderson	49	Executive Vice President of TD Holding, Holdings and TransDigm Inc., and President, AdelWiggins Group
Raymond F. Laubenthal	44	President and Chief Operating Officer of TD Holding, Holdings and TransDigm Inc.
John F. Leary	58	President, Adams Rite Aerospace, Inc.
W. Todd Littleton	42	President, Champion Aerospace Inc.
James Riley	39	President, AeroControlex Group
Albert J. Rodriguez	45	Executive Vice President of TD Holding, Holdings and TransDigm Inc., and President, MarathonNorco Aerospace, Inc.
Gregory Rufus	49	Executive Vice President, Chief Financial Officer and Secretary of TD Holding, and Executive Vice President and Chief Financial Officer of Holdings and TransDigm Inc.
Howard A. Skurka	54	President, Skurka Aerospace Inc.
David A. Barr	42	Director
Michael Graff	54	Director
Kevin Kruse	35	Director
Kewsong Lee	40	Director
Douglas W. Peacock	68	Director

        TD Holding historically had no employees and the officers of TD Holding were the Chief Executive Officer, Chief Financial Officer and Secretary of Holdings and TransDigm. In December 2005, in contemplation of this offering, certain executive officers of our subsidiaries were appointed as officers of TD Holding, as set forth below.

        Mr. Howley has been a director of TransDigm Inc. and Holdings since December 1998, and was named Chairman of the Board of Directors of TD Holding, TransDigm Inc. and Holdings on July 23, 2003, in connection with the closing of the Mergers. Mr. Howley served as President of TD Holding from July 2003 until December 2005, and was named Chief Executive Officer of TD Holding in December 2005. Mr. Howley served as Chief Executive Officer of TransDigm Inc. and Holdings since December 2001, served as Chief Operating Officer of TransDigm Inc. and Holdings from December 1998 through December 2001 and served as President of TransDigm Inc. and Holdings from December 1998 through September 2005. Mr. Howley served as Executive Vice President of TransDigm Inc. and President of the AeroControlex Group from TransDigm Inc.'s inception in September 1993 until December 1998.

        Mr. Henderson was appointed Executive Vice President of TD Holding in December 2005, Executive Vice President of TransDigm Inc. and Holdings on October 1, 2005 and has been President of the AdelWiggins Group since August 1999. From March 1998 until August 1999, he served as President of Marathon Power Technologies Company, a subsidiary of TransDigm Inc. now known as MarathonNorco Aerospace Inc. From November 1994 until March 1998, he served as Manager of Operations for the AdelWiggins Group.

        Mr. Laubenthal was appointed President and Chief Operating Officer of TD Holding in December 2005, President and Chief Operating Officer of TransDigm Inc. and Holdings on October 1, 2005 and was President of the AeroControlex Group from November 1998 through September 2005. From December 1996 until November 1998, Mr. Laubenthal served as Director of Manufacturing and Engineering for the AeroControlex Group. From October 1993 until December 1996, Mr. Laubenthal served as Director of Manufacturing for the AeroControlex Group. Prior to joining the AeroControlex Group, Mr. Laubenthal had extensive experience in manufacturing and engineering at Parker Hannifin and Textron.

        Mr. Leary has been President of Adams Rite Aerospace, Inc. since June 1999. From 1995 to June 1999, Mr. Leary was a General Operations Manager with Furon Company. From 1991 to 1995, Mr. Leary served as the Plant Manager of Emerson Electric, Chromalox Division.

        Mr. Littleton has been President of Champion Aerospace Inc. since March 2002. From July 2001 until March 2002, he served as Director of Operations, Engineering for Champion Aerospace Inc. From 1989 until July 2001, he served as Director of Manufacturing for Anti-Lock Brakes and Fuel Systems Products of Robert Bosch Corp.

        Mr. Riley has been President of AeroControlex Group since October 1, 2005. From October 2003 through September 2005, he served as Director of Mergers & Acquisitions for TransDigm Inc. From February 1994 through September 2003, Mr. Riley served the AeroControlex Group in various manufacturing, sales and management positions.

        Mr. Rodriguez was appointed Executive Vice President of TD Holding in December 2005, Executive Vice President of TransDigm Inc. and Holdings on October 1, 2005 and has been President of MarathonNorco Aerospace, Inc. since September 1999. From January 1998 until September 1999, Mr. Rodriguez served as Director of Commercial Operations for the AeroControlex Group. From 1993 to 1997, Mr. Rodriguez served as Director of Sales and Marketing for the AeroControlex Group.

        Mr. Rufus served as Vice President of TD Holding from July 2003 until December 2005, and was named Executive Vice President, Chief Financial Officer and Secretary of TD Holding in December 2005. Mr. Rufus was appointed Executive Vice President and Chief Financial Officer of TransDigm Inc. and Holdings on October 1, 2005 and had been Vice President and Chief Financial Officer of TransDigm Inc. and Holdings since August 2000. Prior to joining TransDigm Inc., Mr. Rufus spent 19 years at Emerson Electric, during which he held divisional vice president responsibilities at Ridge Tool, Liebert Corp., and Harris Calorific, all part of the Emerson Electric organization. Prior to joining Emerson Electric, Mr. Rufus spent four years with Ernst & Young LLP.

        Mr. Skurka has been President of Skurka Aerospace Inc. since December 2004. From October 2000 until December 2004, he served as President and Chief Operating Officer of Skurka Engineering Company. From July 1990 until October 2000, he served as Executive Vice President and Chief Operating Officer of Skurka Engineering Company.

        Mr. Barr was named a director of TD Holding, TransDigm Inc. and Holdings on July 23, 2003, in connection with the closing of the Mergers. Mr. Barr has served as a member and managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. since January 2001. Prior to joining Warburg Pincus LLC, Mr. Barr served as a managing director at Butler Capital where he focused on industrial leveraged buyout transactions for more than ten years. Mr. Barr is a director of Eagle Family Foods, Inc., Polypore Inc., The Neiman Marcus Group, Inc. and Wellman, Inc.

        Mr. Graff was named a director of TD Holding, TransDigm Inc. and Holdings on July 23, 2003, in connection with the closing of the Mergers. Mr. Graff has served as a member and managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. since October 2003. Mr. Graff served as an advisor to Warburg Pincus LLC from July 2002 until October 2003. Prior to working with Warburg Pincus LLC, Mr. Graff spent six years with Bombardier, serving as President of Business Aircraft and later as President and Chief Operating Officer of Bombardier Aerospace Group. Prior to joining Bombardier, Mr. Graff spent 15 years with McKinsey & Company, Inc., a management consulting firm, as a partner in the New York, London, and Pittsburgh offices serving a number of aerospace suppliers and OEMs, as well as major airlines. Mr. Graff is a director of Polypore Inc. and CAMP Systems.

        Mr. Kruse was named a director of TD Holding, TransDigm Inc. and Holdings on July 23, 2003, in connection with the closing of the Mergers. Mr. Kruse has served as Vice President of Warburg Pincus LLC since January 2003 and has been employed by Warburg Pincus LLC since February 2002. Prior to joining Warburg Pincus LLC, Mr. Kruse was employed by AEA Investors Inc. where he focused on private equity opportunities in industrial and consumer products companies. Before that, he was employed by Bain & Co., a management consulting firm. Mr. Kruse is a director of Knoll, Inc., Polypore Inc. and Wellman, Inc.

        Mr. Lee was named a director of TD Holding, TransDigm Inc. and Holdings on July 23, 2003, in connection with the closing of the Mergers. Mr. Lee has served as a member and managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. since January 1997. He has been employed at Warburg Pincus since 1992. Prior to joining Warburg Pincus LLC, Mr. Lee served as a consultant at McKinsey & Company, Inc. from 1990 to 1992. Mr. Lee is a director of Arch Capital Group, Ltd., Knoll, Inc. and The Neiman Marcus Group, Inc.

        Mr. Peacock was named a director of TD Holding on July 23, 2003, in connection with the closing of the Mergers. Mr. Peacock has been a director of TransDigm Inc. since September 1993 and of Holdings since 1999. He served as Chairman of the Board of Directors of TransDigm Inc. since its inception in September 1993 until July 2003 and Chairman of the Board of Directors of Holdings since 1999 until July 2003. Prior to December 2001, Mr. Peacock also served as Chief Executive Officer of TransDigm Inc. and Holdings.

Board of Directors, Committees and Executive Officers

Term of Directors and Composition of Board of Directors

        Immediately prior to this offering, our Board of Directors will be divided into three staggered classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the Annual Meeting of Stockholders to be held during the years 2006 for the Class I directors, 2007 for the Class II directors and 2008 for the Class III directors.

  •
  Our Class I directors will be            ;

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  Our Class II directors will be          ; and

  •
  Our Class III directors will be        .

        Our amended and restated certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the directors. The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. In addition, under the terms of our stockholders' agreement, for so long as Warburg Pincus and its affiliates beneficially own at least 25% of our outstanding shares of common stock, we are required to nominate and use our best efforts to have elected to our Board of Directors that number of individuals that are designated by Warburg Pincus that is equal to the greater of (i) three and (ii) a number of directors (rounded up to the nearest whole number) equal to the number of members of our Board of Directors multiplied by the percentage of the outstanding shares of our common stock that Warburg Pincus and its affiliates beneficially own as of the date of nomination of directors to our Board of Directors (the "Warburg Percentage"). In addition, under the terms of our stockholders' agreement, for so long as Warburg Pincus and its affiliates beneficially own at least ten percent but less than 25% of our outstanding shares of common stock, we are required to nominate and use our best efforts to have elected to our Board of Directors that number of individuals that are designated by Warburg Pincus that is equal to the greater of (i) two and (ii) a number of directors (rounded up to the nearest whole number) equal to the number of members of our Board of Directors multiplied by the Warburg Percentage as of the date of nomination of directors to our Board of Directors. Finally, under the terms of our stockholders agreement, for so long as Warburg Pincus and its affiliates beneficially own at least five percent but less than ten percent of our outstanding shares of common stock, we are required to nominate and use our best efforts to have elected to our Board of Directors that number of individuals that are designated by Warburg Pincus that is equal to the greater of (i) one and (ii) a number of directors (rounded up to the nearest whole number) equal to the number of members of our Board of Directors multiplied by the Warburg Percentage as of the date of nomination of directors to our Board of Directors.

        Because Warburg Pincus will own more than 50% of the voting power of our common stock after this offering, we are considered to be a "controlled company" for the purposes of the NYSE listing requirements. As such, we are permitted, and have elected, to opt out of the NYSE listing requirements that would otherwise require our Board of Directors to be comprised of a majority of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Term of Executive Officers

        Each officer serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Director Compensation

        Following completion of this offering, we intend to pay our non-employee directors an annual stipend, plus a fee for each meeting of the Board of Directors that they attend. We also may from time to time issue shares of restricted common stock to our non-employee directors or grant our non-employee directors options to purchase shares of our common stock, in each case, in amounts and upon terms to be determined by our Board of Directors or a committee thereof. Other than non-employee directors, we do not intend to compensate directors for serving on our Board of Directors or any of its committees. We do, however, intend to reimburse each member of our Board of Directors for out-of-pocket expenses incurred by them in connection with attending meetings of the Board of Directors and its committees.

Board Committees

        As of the closing of this offering, our Board of Directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has or will have the composition and responsibilities described below.

        Audit Committee.    Our audit committee oversees a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements. Our audit committee (i) assists our Board of Directors in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditor's qualifications and independence, and the performance of our internal audit function and independent auditors, (ii) assumes direct responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attest services and for dealing directly with any such accounting firm, (iii) provides a medium for consideration of matters relating to any audit issues and (iv) prepares the audit committee report that the SEC rules require be included in our annual proxy statement or annual report on Form 10-K. Upon the closing of this offering, the members of our audit committee will be Messrs. Kruse, Barr and Peacock. Mr. Kruse will serve as Chairman of the audit committee and the composition of our audit committee will comply with all applicable NYSE rules, including the requirement that at least one member of the audit committee have accounting or related financial management expertise. Mr. Peacock is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and the rules of the NYSE, although neither Mr. Kruse nor Mr. Barr is so independent.

        In accordance with NYSE rules, we plan to appoint a second independent director to our Board of Directors within 90 days after the consummation of this offering, who will replace Mr. Barr as a member of the audit committee and to appoint another independent member to our Board of Directors within 12 months after the consummation of this offering who will replace Mr. Kruse as a member of the audit committee so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and applicable NYSE rules.

        Our Board of Directors has adopted a written charter for the audit committee, which will be available on our website upon consummation of this offering.

        Compensation Committee.    Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. Upon the closing of this offering, the members of our compensation committee will be Messrs. Barr, Kruse and Lee, none of whom are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and the rules of the NYSE. Our compensation committee has sole discretion concerning administration of our stock option plan, including selection of individuals to receive awards, types of awards, the terms and conditions of the awards and the time at which awards will be granted. Because Warburg Pincus will own more than 50% of the voting power of our common stock after this offering, we are considered to be a "controlled company" for the purposes of the NYSE listing requirements. As such, we are permitted, and have elected, to opt out of the NYSE listing requirements that would otherwise require our compensation committee to be comprised entirely of independent directors.

        Our Board of Directors has adopted a written charter for the compensation committee, which will be available on our website upon consummation of this offering.

        Nominating and Corporate Governance Committee.    Upon the closing of this offering, we will establish a nominating and corporate governance committee consisting of Messrs. Graff, Barr and Lee, none of whom are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and the rules of the NYSE. The nominating and corporate governance committee will oversee and assist our Board of Directors in identifying, reviewing and recommending nominees for election as directors; evaluate our Board of Directors and our management; develop, review and recommend corporate governance guidelines and a corporate code of business conduct and ethics; and generally advise our Board of Directors on corporate governance and related matters. Because Warburg Pincus will own more than 50% of the voting power of our common stock after this offering, we are considered to be a "controlled company" for the purposes of the NYSE listing requirements. As such, we are permitted, and have elected, to opt out of the NYSE listing requirements that would otherwise require our nominating and corporate governance committee to be comprised entirely of independent directors.

        Our Board of Directors has adopted a written charter for the nominating and corporate governance committee, which will be available on our website upon consummation of this offering.

        Our Board of Directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serve as members of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our Board of Directors or compensation committee.

Executive Compensation

        The following table sets forth the aggregate compensation paid or accrued by us for services rendered during fiscal years 2005 and 2004 and the twelve-month period ended September 30, 2003 to our Chief Executive Officer and each of our four other most highly paid executive officers, who we refer to herein collectively as the named executive officers:

Summary Compensation Table

								Long-Term Compensation Awards
		Annual Compensation
Name and Principal Position	Fiscal Year					Other Annual Compensation(1)		Securities Underlying Options(2)	All Other Compensation
		Salary		Bonus
W. Nicholas Howley Chief Executive Officer and Director	2005 2004 2003	$410,000 375,500 364,391		$300,000 250,000 200,000		$137,824 121,607 79,188	(3) (3) (3)	523 — 21,209	$13,860 13,680 13,560	(4)
Robert S. Henderson Executive Vice President of TD Holding and President of AdelWiggins	2005 2004 2003	$186,625 179,500 173,375		$80,000 70,000 65,000		— — —		89 — 3,233	$13,538 12,240 11,760	(5)
Raymond F. Laubenthal President and Chief Operating Officer	2005 2004 2003	$178,250 169,500 162,000		$90,000 80,000 75,000		— — —		106 — 3,643	$13,448 11,760 11,147	(6)
Gregory Rufus Executive Vice President, Chief Financial Officer and Secretary	2005 2004 2003	$207,500 200,000 167,083		$80,000 75,000 420,000	(7)	— — —		47 — 2,272	$13,860 13,380 11,147	(8)
Howard A. Skurka President of Skurka Aerospace Inc.	2005 2004 2003	$123,750 — —	(9)	$200,000 — —	(10)	— — —		600 — —	$832 — —	(11)

(1)
Does not include perquisites and other personal benefits because the value of these items did not exceed the lesser of $50,000 or 10% of reported salary and bonus of any of the listed executives, other than Mr. Howley.

(2)
The number of shares of common stock underlying options does not give effect to the        for        stock split that we intend to effect prior to the closing of this offering.

(3)
Amounts shown for Mr. Howley include the incremental cost to us relating to personal use by Mr. Howley of the corporate aircraft for fiscal years 2005 and 2004 and the twelve-month period ended September 30, 2003, in the amounts of $86,094, $69,371 and $34,883, respectively. We own and operate our own aircraft to facilitate business travel of senior executives in as safe a manner as possible and with the best use of their time. Incremental cost is calculated based on variable operating costs, which for fiscal years 2005 and 2004 and the twelve-month period ended September 30, 2003 includes the following: repairs and maintenance, fuel, general aircraft expense, hanger fees, and travel expenses for the flight crew. Fixed costs, such as flight crew salaries, aircraft insurance, training, and depreciation are not included in the calculation of incremental cost since these expenses are incurred by us regardless of the personal use of the corporate aircraft by the executives.

(4)
Includes $12,600 in contributions by us as projected to calendar year end to a plan established under Section 401(k) of the Internal Revenue Code (the "401(k) plan") and $1,260 in Company-paid life insurance.

(5)
Includes $12,278 in contributions by us as projected to calendar year end to the 401(k) plan and $1,260 in Company-paid life insurance.

(6)
Includes $12,188 in contributions by us as projected to calendar year end to the 401(k) plan and $1,260 in Company-paid life insurance.

(7)
Includes a special bonus of $350,000 paid upon consummation of the Mergers.

(8)
Includes $12,600 in contributions by us as projected to calendar year end to the 401(k) plan and $1,260 in Company-paid life insurance.

(9)
Mr. Skurka's employment with Skurka commenced on December 31, 2004.

(10)
Includes a bonus of $150,000 paid pursuant to Mr. Skurka's Retention Agreement as consideration for services rendered in causing Skurka to achieve certain specified performance goals.

(11)
Includes $832 in Company-paid life insurance.

Option Grants in the Last Fiscal Year

        The following table sets forth summary information concerning individual grants of stock options to each of the named executive officers during fiscal year 2005.

Individual Grants
	Number of Securities Underlying Options Granted (#)(1)		Percentage of Total Options Granted to Employees in Fiscal Year			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name				Exercise Price ($/Share)(1)	Expiration Date
						5%($)	10%($)
W. Nicholas Howley Chief Executive Officer and Director	483.50 39.00	(2) (2)	15.6 1.3%	$2,000.00 2,000.00	1/1/2010 8/5/2013	$226,696 37,023	$492,167 88,581
Robert S. Henderson Executive Vice President of TD Holding and President of AdelWiggins	83.50 5.00	(2) (2)	2.7 0.2	2,000.00 2,000.00	1/1/2010 8/5/2013	39,150 4,747	84,997 11,357
Raymond F. Laubenthal President and Chief Operating Officer	101.00 5.00	(2) (2)	3.3 0.2	2,000.00 2,000.00	1/1/2010 8/5/2013	47,355 4,747	102,810 11,357
Gregory Rufus Executive Vice President, Chief Financial Officer and Secretary	42.00 5.00	(2) (2)	1.4 0.2	2,000.00 2,000.00	7/19/2012 8/5/2013	33,621 4,747	78,139 11,357
Howard Skurka President of Skurka Aerospace Inc.	480.00 120.00	(3) (4)	15.5 3.9	1,275.00 1,275.00	12/31/2014 12/31/2014	905,597 226,451	1,736,484 434,276

(1)
The number of shares of common stock (and the per share exercise price in respect thereof) underlying options does not give effect to the        for        stock split that we intend to effect prior to the closing of this offering.

(2)
Options were immediately vested.

(3)
Options are subject to vesting based upon achievement of performance hurdles.

(4)
Options are subject to vesting over three years.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth the number and value of unexercised options held by each named executive officer as of September 30, 2005. Because there was no public trading market for our common stock as of September 30, 2005, the value of unexercised in-the-money options at year-end have been calculated using the assumed initial public offering price of $            per share, the midpoint of the range of estimated initial public offering prices set forth on the cover page of this prospectus, minus the applicable per share exercise price.

Name	Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year-End(1)			Value of Unexercised In- the-Money Options at Fiscal Year-End
W. Nicholas Howley Chief Executive Officer and Director	—	—	Exercisable Unexercisable	11,897.45 6,400.00	(2)	Exercisable Unexercisable
Robert S. Henderson Executive Vice President of TD Holding and President of AdelWiggins	—	—	Exercisable Unexercisable	2,398.42 1,122.67		Exercisable Unexercisable
Raymond F. Laubenthal President and Chief Operating Officer	—	—	Exercisable Unexercisable	2,542.77 2,149.34		Exercisable Unexercisable
Gregory Rufus Executive Vice President, Chief Financial Officer and Secretary	—	—	Exercisable Unexercisable	1,500.57 1,018.67		Exercisable Unexercisable
Howard Skurka President of Skurka Aerospace Inc.	—	—	Exercisable Unexercisable	90.00 510.00		Exercisable Unexercisable

(1)
The number of shares of common stock underlying options does not give effect to the        for        stock split that we intend to effect prior to the closing of this offering.

(2)
Includes options held by Bratenahl Investments, Ltd. Due to Mr. Howley's ownership interest in Bratenahl Investments, Ltd., Mr. Howley may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of options beneficially owned by Bratenahl Investment, Ltd. Mr. Howley disclaims beneficial ownership of all options owned by Bratenahl Investments, Ltd. and reported herein as beneficially owned.

Employment Related Agreements

Employment Agreement with W. Nicholas Howley, Chief Executive Officer

        In connection with the closing of the Mergers, on June 6, 2003, W. Nicholas Howley entered into an employment agreement with Holdings to serve as President, Chief Executive Officer and Chairman of the Board of Directors of each of TransDigm Inc. and Holdings. Effective as of October 1, 2005, Mr. Howley ceased serving as the President of TransDigm Inc. and Holdings, but continues to serve as the Chief Executive Officer and Chairman of the Board of Directors of each of TransDigm Inc. and Holdings. In addition, Mr. Howley served as the President of TD Holding since July 2003 (relinquishing that title in December 2005), and in December 2005, was named Chief Executive Officer of TD Holding.

        Unless earlier terminated by us or Mr. Howley, the initial term of Mr. Howley's employment agreement expires on July 22, 2008. However, unless we or Mr. Howley elect not to renew the initial term, upon the expiration of the initial term, Mr. Howley's employment agreement will automatically be extended for an additional two-year period. Under the terms of the employment agreement, Mr. Howley is entitled to receive an annual base salary of no less than $380,000, which annual base salary is subject to annual review. As of September 30, 2005, Mr. Howley's annual base salary was $410,000. In addition, under the terms of his employment agreement, Mr. Howley is entitled to participate in our annual cash bonus plan, our non-qualified deferred compensation plan, our stock option plan and the other employee benefit plans, programs and arrangements that we may maintain from time to time for our senior officers. Under the terms of his employment agreement, Mr. Howley is also entitled to certain perquisites, including an annual automobile allowance, the payment by us of certain membership fees in respect of one country club of Mr. Howley's choice and the payment by us of certain reasonable expenses incurred by Mr. Howley in planning and preparing his tax returns and managing his financial affairs, provided that such reasonable expenses do not exceed $28,500 per year.

        Mr. Howley's employment agreement provides that if he is terminated for any reason, he will be entitled to payment of any accrued but unpaid base salary through the termination date, any unreimbursed expenses, an amount for accrued but unused sick and vacation days, and benefits owing to him under the benefit plans and programs sponsored by us. In addition, if Mr. Howley's employment is terminated without cause, if he terminates his employment for certain enumerated good reasons, or in the event of his termination due to his death or disability, we will, in addition to the amounts described in the preceding sentence, for a period of eighteen months, (i) continue Mr. Howley's salary and pay the cash bonus he would have been entitled to receive had he continued his employment, (ii) continue to provide Mr. Howley with certain perquisites he was receiving immediately prior to his termination and (iii) continue his (and his then eligible dependents) participation under the medical benefit plans sponsored by us.

        During the term of Mr. Howley's employment and following any termination of his employment, for a period of 18 months in the case of a termination without cause or for enumerated good reasons, or twenty-four months in the event of his voluntary termination without enumerated good reasons or termination for cause, Mr. Howley will be prohibited from engaging in any business that competes with any business of Holdings or any entity owned by Holdings. In addition, during the term of his employment and for the two-year period following the termination of Mr. Howley's employment for any reason, he will be prohibited from soliciting or inducing any person who is or was employed by, or providing consulting services to, us during the twelve-month period prior to the date of the termination of his employment, to terminate such person's employment or consulting relationship with us. Under the terms of his employment agreement, Mr. Howley is also subject to certain confidentiality and non-disclosure obligations, and we have agreed, so long as Mr. Howley is not in breach of certain of his obligations under his employment agreement, to, among other things, indemnify him to the fullest extent permitted by Delaware law against all costs, charges and expenses incurred or sustained by him in connection with any action, suit or proceeding to which he may be made a party by reason of his being or having been a director, officer or employee of ours or his serving or having served any other enterprise as a director, officer or employee at our request.

Employment Agreement with Raymond Laubenthal, President and Chief Operating Officer

        On November 18, 2005, effective October 1, 2005, Raymond Laubenthal entered into an employment agreement with us to serve as President and Chief Operating Officer of each of TransDigm Inc. and Holdings. In addition, in December 2005 Mr. Laubenthal was appointed as the President and Chief Operating Officer of TD Holding. Unless earlier terminated by us or Mr. Laubenthal, the initial term of Mr. Laubenthal's employment agreement expires on October 1, 2010. However, unless we or Mr. Laubenthal elect not to renew the initial term, upon the expiration of the initial term, Mr. Laubenthal's employment agreement will automatically be extended for an additional two-year period. Under the terms of the employment agreement, Mr. Laubenthal is entitled to receive an annual base salary of no less than $280,000, which annual base salary is subject to annual review. In addition, under the terms of his employment agreement, Mr. Laubenthal is entitled to participate in our annual cash bonus plan, our non-qualified deferred compensation plan, our stock option plan and the other employee benefit plans, programs and arrangements that we may maintain from time to time for our senior officers. Under the terms of his employment agreement, Mr. Laubenthal is also entitled to certain perquisites, including an annual automobile allowance and the payment by us of certain membership fees in respect of one country club of Mr. Laubenthal's choice.

        Mr. Laubenthal's employment agreement provides that if he is terminated for any reason, he will be entitled to payment of any accrued but unpaid base salary through the termination date, any unreimbursed expenses, an amount for accrued but unused sick and vacation days, and benefits owing to him under the benefit plans and programs sponsored by us. In addition, if Mr. Laubenthal's employment is terminated without cause, if he terminates his employment for certain enumerated good reasons, or in the event of his termination due to his death or disability, we will, in addition to the amounts described in the preceding sentence, for a period of twelve months, (i) continue Mr. Laubenthal's salary and pay the cash bonus he would have been entitled to receive had he continued his employment, (ii) continue to provide Mr. Laubenthal with certain perquisites he was receiving immediately prior to his termination and (iii) continue his (and his then eligible dependents) participation under the medical benefit plans sponsored by us.

        During the term of Mr. Laubenthal's employment and following any termination of his employment, for a period of twelve months in the case of a termination without cause or for enumerated good reasons, or twenty-four months in the event of his voluntary termination without enumerated good reasons or termination for cause, Mr. Laubenthal will be prohibited from engaging in any business that competes with any business of Holdings or any entity owned by Holdings. In addition, during the term of his employment and for the two-year period following the termination of Mr. Laubenthal's employment for any reason, he will be prohibited from soliciting or inducing any person who is or was employed by, or providing consulting services to, us during the twelve-month period prior to the date of the termination of his employment, to terminate such person's employment or consulting relationship with us. Under the terms of his employment agreement, Mr. Laubenthal is also subject to certain confidentiality and non-disclosure obligations, and we have agreed, so long as Mr. Laubenthal is not in breach of certain of his obligations under his employment agreement, to, among other things, indemnify him to the fullest extent permitted by Delaware law against all costs, charges and expenses incurred or sustained by him in connection with any action, suit or proceeding to which he may be made a party by reason of his being or having been a director, officer or employee of ours or his serving or having served any other enterprise as a director, officer or employee at our request.

Employment Agreement with Gregory Rufus, Executive Vice President and Chief Financial Officer

        On November 18, 2005, effective October 1, 2005, Gregory Rufus entered into an employment agreement with us to serve as Executive Vice President and Chief Financial Officer of each of TransDigm Inc. and Holdings. In addition, Mr. Rufus served as a Vice President of TD Holding since July 2003 (relinquishing that title in December 2005), and in December 2005, was named Executive Vice President, Chief Financial Officer and Secretary of TD Holding.

        Unless earlier terminated by us or Mr. Rufus, the initial term of Mr. Rufus's employment agreement expires on October 1, 2010. However, unless we or Mr. Rufus elect not to renew the initial term, upon the expiration of the initial term, Mr. Rufus's employment agreement will automatically be extended for an additional two-year period. Under the terms of the employment agreement, Mr. Rufus is entitled to receive an annual base salary of no less than $233,000, which annual base salary is subject to annual review. In addition, under the terms of his employment agreement, Mr. Rufus is entitled to participate in our annual cash bonus plan, our non-qualified deferred compensation plan, our stock option plan and the other employee benefit plan, programs and arrangements that we may maintain from time to time for our senior officers. Under the terms of his employment agreement, Mr. Rufus is also entitled to certain perquisites, including an annual automobile allowance and the payment by us of certain membership fees in respect of one country club of Mr. Rufus's choice.

        Mr. Rufus's employment agreement provides that if he is terminated for any reason, he will be entitled to payment of any accrued but unpaid base salary through the termination date, any unreimbursed expenses, an amount for accrued but unused sick and vacation days, and benefits owing to him under the benefit plans and programs sponsored by us. In addition, if Mr. Rufus's employment is terminated without cause, if he terminates his employment for certain enumerated good reasons, or in the event of his termination due to his death or disability, we will, in addition to the amounts described in the preceding sentence, for a period of twelve months, (i) continue Mr. Rufus's salary and pay the cash bonus he would have been entitled to receive had he continued his employment, (ii) continue to provide Mr. Rufus with certain perquisites he was receiving immediately prior to his termination and (iii) continue his (and his then eligible dependents) participation under the medical benefit plans sponsored by us.

        During the term of Mr. Rufus's employment and following any termination of his employment, for a period of twelve months in the case of a termination without cause or for enumerated good reasons, or twenty-four months in the event of his voluntary termination without enumerated good reasons or termination for cause, Mr. Rufus will be prohibited from engaging in any business that competes with any business of Holdings or any entity owned by Holdings. In addition, during the term of his employment and for the two-year period following the termination of Mr. Rufus's employment for any reason, he will be prohibited from soliciting or inducing any person who is or was employed by, or providing consulting services to, us during the twelve-month period prior to the date of the termination of his employment, to terminate such person's employment or consulting relationship with us. Under the terms of his employment agreement, Mr. Rufus is also subject to certain confidentiality and non-disclosure obligations, and we have agreed, so long as Mr. Rufus is not in breach of certain of his obligations under his employment agreement, to, among other things, indemnify him to the fullest extent permitted by Delaware law against all costs, charges and expenses incurred or sustained by him in connection with any action, suit or proceeding to which he may be made a party by reason of his being or having been a director, officer or employee of ours or his serving or having served any other enterprise as a director, officer or employee at our request.

Retention Agreement with Howard Skurka, President of Skurka Aerospace Inc.

        In connection with the acquisition of certain assets and the assumption of certain liabilities of Skurka Engineering Company by Skurka, on December 31, 2004, Mr. Skurka entered into a retention agreement with TransDigm Inc. and TD Holding. Mr. Skurka's retention agreement provides that he will serve as the President of Skurka. Under the terms of the retention agreement, Mr. Skurka is entitled to receive an annual base salary of no less than $165,000. In addition, under the terms of his retention agreement, Mr. Skurka was awarded options to purchase 600 shares of common stock of TD Holding at an exercise price equal to $1,275 per share, representing the fair market value of a share of common stock of TD Holding as of the date of grant. The number of shares of common stock subject to the options granted to Mr. Skurka and the per share exercise price thereof does not give effect to the         for        stock split that we intend to effect prior to the closing of this offering. Under the terms of his retention agreement, Mr. Skurka is also (i) eligible for an annual discretionary bonus based on his performance, the performance of Skurka and other factors taken into account by the board of directors of TransDigm Inc., with the target amount of each annual bonus to be $55,000 and

(ii) entitled to health coverage, vacation and other benefits commensurate with his position and consistent with our policies.

        Under the terms of his retention agreement, Mr. Skurka is also eligible for an annual non-discretionary performance bonus in an aggregate amount of up to $1,450,000 over three years based upon certain minimum financial thresholds for fiscal years 2005, 2006 and 2007. Mr. Skurka is eligible to receive a minimum bonus of $100,000, $300,000 and $400,000 for fiscal years 2005, 2006 and 2007, respectively, and a maximum bonus of $150,000, $450,000 and $850,000 for fiscal years 2005, 2006 and 2007, respectively, if certain financial thresholds as set forth in the retention agreement are met. In the event that Mr. Skurka's employment is terminated for cause or he voluntarily terminates his employment without one of the specifically enumerated good reasons, Mr. Skurka will not be entitled to the bonus payments for the fiscal year in which his termination occurs or thereafter. If Mr. Skurka's employment is terminated for any reason other than for cause or his voluntary termination without one of the specifically enumerated good reasons, Mr. Skurka will be entitled to payment of a pro-rated bonus based on the number of days he was employed for the fiscal year in which the termination occurs.

        In connection with the acquisition of certain assets and the assumption of certain liabilities of Skurka Engineering Company, Skurka assumed all of the obligations of Skurka Engineering Company under a severance agreement with Mr. Skurka. Under the terms of the severance agreement, if Mr. Skurka's employment was terminated under certain circumstances prior to December 10, 2005, Mr. Skurka was entitled to receive certain severance payments. The operative provisions of this agreement have expired pursuant to their terms.

Non-Compete Agreements with Howard Skurka, President of Skurka Aerospace Inc.

        In connection with the execution of the retention agreement by Mr. Skurka on December 31, 2004, Mr. Skurka entered into two non-competition agreements with TransDigm Inc. and Skurka, one in his capacity as an employee of Skurka and the other in his capacity as a stockholder of Skurka Engineering Company. The terms of these non-competition agreements are substantially similar, except with respect to the duration of the period during which Mr. Skurka is prohibited from taking certain specified actions, which are described in more detail below. Under the terms of the non-competition agreement executed by Mr. Skurka in his capacity as an employee of Skurka, Mr. Skurka is prohibited from taking certain specified actions during the tenure of his employment. Under the terms of the non-competition agreement executed by Mr. Skurka in his capacity as a stockholder of Skurka Engineering Company, Mr. Skurka is prohibited from taking certain specified actions during the period ending on the four year anniversary of the date of the agreement (irrespective of Mr. Skurka's employment status). Under the terms of these non-competition agreements, Mr. Skurka will generally be prohibited from, among other things: (i) owning or participating in the ownership or operation of, or being employed by, any entity that competes with Skurka's business; (ii) selling or soliciting the sale of any product or service that is the same as, substantially similar to or that competes with or is intended to compete with any of Skurka's products or services; (iii) interfering with any customer or client of Skurka; and (iv) soliciting or hiring, directly or indirectly, any employee of Skurka. Under the terms of the non-competition agreements, Mr. Skurka is also subject to certain confidentiality and non-disclosure obligations.

Stock Option Plan

        In connection with the consummation of the Mergers, TD Holding adopted a stock option plan for the benefit of our employees. The stock option plan has been amended and restated on several occasions, most recently effective as of November 10, 2005, and we refer to such stock option plan as it is currently in effect as the stock option plan. The significant changes made in connection with the amendment and restatement of the stock option plan were to (i) remove certain dividend equivalent rights provisions to ensure that the plan is in compliance with the requirements of Section 409A of the

Internal Revenue Code of 1986, as amended ("Section 409A"), (ii) adjust the applicable performance vesting targets to reflect certain acquisitions made by us and (iii) increase the number of shares of our common stock reserved for issuance thereunder.

        The stock option plan is administered by the compensation committee of our Board of Directors, and, among other things, the compensation committee has authority to determine (based on the recommendations of our Chief Executive Officer) which eligible persons are granted options, the number of shares of our common stock that will be subject to an option granted to an eligible person and the exercise price of each option granted thereunder. In addition, the compensation committee has the authority to construe and interpret the stock option plan and any applicable award agreements, and make any other decisions and determinations necessary or advisable for the administration of the stock option plan.

        Upon the closing of the Mergers, certain members of management rolled over certain then-existing options to purchase shares of common stock of Holdings with an aggregate intrinsic value of approximately $35.7 million into a combination of options to purchase shares of common stock of TD Holding, or rollover options, and interests in the Rollover Deferred Compensation Plan and the Management Deferred Compensation Plan, which are described in more detail below. These members of management were granted rollover options to purchase an aggregate of 25,870 shares of our common stock (without giving effect to the        for        stock split that we intend to effect immediately prior to the closing of this offering). All rollover options granted in connection with the closing of the Mergers were fully vested on the date of grant. As of December 1, 2005, there were rollover options to purchase 21,306 shares of our common stock issued and outstanding (or            shares of our common stock after giving effect to the        for        stock split that we anticipate effecting immediately prior to the closing of this offering), representing approximately 6% of the outstanding shares of our common stock on a fully diluted basis.

        In addition to the shares of common stock reserved for issuance upon exercise of rollover options, under the terms of the stock option plan, an aggregate of 36,560 shares of our common stock are reserved for issuance upon exercise of new management options (without giving effect to the        for        stock split that we intend to effect immediately prior to the closing of this offering). As of December 1, 2005, there were new management options to purchase 32,069 shares of our common stock issued and outstanding (or            shares of our common stock after giving effect to the        for        stock split that we anticipate effecting immediately prior to the closing of this offering), representing approximately 9.2% of the outstanding shares of our common stock on a fully diluted basis. In general, approximately 20% of all new management options vest based on employment service or a Change of Control (as defined in the stock option plan) and approximately 80% of all new management options vest based on the satisfaction of specified performance criteria.

Rollover Deferred Compensation Plan

        In connection with the consummation of the Mergers, TD Holding adopted the Rollover Deferred Compensation Plan for the benefit of our employees who were granted rollover options in connection with the Mergers. The Rollover Deferred Compensation Plan was administered by the compensation committee of our Board of Directors. The plan provided that each person who held a rollover option converted an initial amount to his or her deferred compensation account. For so long as the Senior Unsecured Promissory Notes remained outstanding, each participant's deferred compensation account was credited with interest at the same rate as interest accrued on the Senior Unsecured Promissory Notes. The Rollover Deferred Compensation Plan required that upon retirement of all or a portion of the indebtedness outstanding under the Senior Unsecured Promissory Notes, TD Holding would pay each participant a percentage of the amount credited to his or her deferred compensation account equal to the percentage of such indebtedness so retired. The plan provided that if a participant's employment was terminated for cause or by the participant without good reason, TD Holding could elect at any time between such termination of employment and prior to an initial public offering by TD Holding, to pay the participant a discounted amount. Upon termination of a participant's employment for any other reason, TD Holding was required to pay the participant the amount credited to his or her deferred compensation account as of the date of such termination.

        As described elsewhere in this prospectus, on November 10, 2005, TD Holding prepaid the entire principal amount and all accrued and unpaid interest in respect of the Senior Unsecured Promissory Notes and, consequently, all participant deferred compensation account balances under the Rollover Deferred Compensation Plan became payable. The account balances, totaling approximately $23.0 million in the aggregate, were distributed to participants on November 10, 2005, and the Rollover Deferred Compensation Plan was terminated effective as of such date.

Management Deferred Compensation Plan

        In connection with the consummation of the Mergers, TD Holding also adopted the Management Deferred Compensation Plan for the benefit of our employees who were granted new management options upon the closing of the Mergers. The Management Deferred Compensation Plan was administered by the compensation committee of our Board of Directors. The plan provided that a participant's deferred compensation account would have a value equal to the participant's percentage of option holdings as compared to all new management options issued under the stock option plan multiplied by an amount based on the interest accrued on the Senior Unsecured Promissory Notes and the notional interest credited to participant accounts under the Rollover Deferred Compensation Plan. The deferred compensation accounts were vested to the same extent that the new management options granted under the stock option plan were vested. Upon retirement of all or a portion of the indebtedness outstanding under the Senior Unsecured Promissory Notes, TD Holding was required to pay each participant a percentage of the amount credited to his or her vested deferred compensation account balance equal to the percentage of the debt so retired. The value of each participant's unvested portion would be payable as it vested. The plan provided that if a participant's employment was terminated for cause or by the participant without good reason, TD Holding could elect, at any time between such termination of employment and prior to an initial public offering by TD Holding, to pay the participant a discounted amount. Upon termination of a participant's employment for any other reason, TD Holding was required to pay the participant the value of his or her vested deferred compensation account balance as of the date of such termination.

        As described elsewhere in this prospectus, on November 10, 2005, TD Holding prepaid the entire principal amount and all accrued and unpaid interest in respect of the Senior Unsecured Promissory Notes and, consequently, the vested portion of all participant deferred compensation account balances under the Management Deferred Compensation Plan became due. The vested account balances, totaling approximately $1.8 million in the aggregate, were distributed to participants on November 10, 2005. In addition, in connection with the completion of the Recent Transaction, the compensation committee of our Board of Directors approved a distribution to participants of a portion of their unvested account balances equal to approximately $1.2 million in the aggregate and such distribution was made on November 10, 2005. The remaining unvested account balances were forfeited by participants under the Management Deferred Compensation Plan in connection with the adoption of the TD Holding Corporation 2005 New Management Deferred Compensation Plan, or the New Management Deferred Compensation Plan, which was adopted by TD Holding on December 16, 2005. In addition, in connection with the adoption of the New Management Deferred Compensation, the Management Deferred Compensation Plan was terminated effective as of December 16, 2005.

New Management Deferred Compensation Plan

        TD Holding adopted the New Management Deferred Compensation Plan in December 2005, in part, in connection with certain new requirements under Section 409A. The New Management

Deferred Compensation Plan is for the benefit of our employees who were granted new management options under our stock option plan. The New Management Deferred Compensation Plan is administered by the compensation committee of our Board of Directors. The plan provides that a participant's deferred compensation account is fully distributable upon the earlier of: December 31, 2008 or a Change in Control (as defined in the plan). This offering will not constitute a Change in Control under the plan. If a participant's employment terminates by reason of death or disability, by the employee with good reason, or by the Company without Cause (as defined in the plan), a pro rata portion of the deferred compensation account, based on a fraction equal to the number of days elapsed between January 1, 2006 and the termination date over 1,096 (representing the number of days during the period January 1, 2006 through December 31, 2008) will be distributed. If a participant's employment is terminated for Cause or by the participant without good reason, the entire amount of the deferred compensation will be forfeited. Any amount distributable under the plan will be distributed no later than two and a half months following the end of the year in which the participant became entitled to the distribution. On December 16, 2005, our Board of Directors approved contributions of $6.2 million, in the aggregate, to participant account balances under the plan.

Executive Retirement Savings Plan

        The TransDigm Inc. Executive Retirement Savings Plan was established by TransDigm Inc. effective January 1, 1997 to permit a group of management or highly compensated employees (as provided for under the Employee Retirement Income Security Act of 1974, as amended, or ERISA) to accumulate additional retirement income through a nonqualified deferred compensation plan. The plan was amended and restated on December 16, 2005 in order to be compliant with the requirements of Section 409A (as amended and restated, the "Savings Plan"). TransDigm Inc.'s board of directors annually determines the employees who are eligible to participate in the Savings Plan. The Savings Plan is a "top hat" plan exempt from certain ERISA requirements.

        A participant may (1) make elective deferrals in addition to or in lieu of deferrals the participant may have otherwise made under the 401(k) Plan, and (2) receive an allocation of any discretionary amount contributed to the Savings Plan by TransDigm Inc. Deferrals may be made from a participant's salary, bonus, or a combination thereof. Deferrals may not be made on any other compensation that a participant may earn. Deferrals, which are irrevocable, must be made no later than the last day of the year preceding the one in respect of which the deferrals will be made.

        TransDigm Inc. established a trust effective October 10, 1997 into which amounts deferred under the Savings Plan are set aside for participants. MetLife Trust Company, N.A. is the trustee of the trust. The trust was established as a grantor trust, within the meaning of the Internal Revenue Code. Accordingly, participants in the Savings Plan have no preferred claim on, or beneficial ownership interest in, any assets of the trust. Further, any rights created under the Savings Plan or the trust are unsecured contractual rights and all assets held by the trust are subject to the claims of TransDigm Inc.'s general creditors under applicable federal and state law.

Dividend Equivalent Plan

        On November 10, 2005, TD Holding adopted a dividend equivalent plan that is intended to be compliant with the requirements of Section 409A. The dividend equivalent plan was amended and restated on December 16, 2005 so that TD Holding could fully avail itself of certain Section 409A provisions. The dividend equivalent plan contains the same economic terms as the dividend equivalent rights provisions that were removed from TD Holding's previous stock option plan in connection with the adoption of the stock option plan. Specifically, in the event that TD Holding declares a dividend in connection with a recapitalization or similar corporate event, participants in the dividend equivalent plan who hold vested options will be entitled to receive a cash divided equivalent payment equal to the amount that such participant would otherwise have been entitled to receive had each vested option that is held by such participant been fully exercised immediately prior to such transaction.

72

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock as of                        , 2005, with respect to (i) each person known by us to beneficially own more than 5% of our common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The number of shares outstanding used in calculating the percentage of beneficial ownership for each person listed below includes the shares underlying options held by such person that are exercisable within 60 days of            , 2005, but excludes shares underlying options held by any other person. The number of shares and percentages of beneficial ownership set forth below are based on            shares of our common stock being outstanding as of            , 2005, with the number of shares and percentages of beneficial ownership being determined after giving effect to the            for            stock split we expect to effect immediately prior to the consummation of this offering. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. As of                        , 2005, there were                  holders of our common stock.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
			Assuming the Underwriters' Option is Not Exercised		Assuming the Underwriters' Option is Exercised in Full
Name of Beneficial Owner(1)
	Number(2)	Percentage(2)	Number	Percentage	Number	Percentage
Warburg Pincus Private Equity VIII, L.P.(3) c/o Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017		69.23%
TD Co-Investors, LLC c/o Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017		18.06%
A.S.F. Co-Investment Partners II, L.P. c/o Portfolio Advisors, LLC 9 Old Kings Highway South Darien, CT 06920		5.02%
Banc of America Capital Investors, L.P. c/o Banc of America Capital Investors 100 North Tryon Street, 25th Floor Charlotte, NC 28255		8.03%
Directors
Michael Graff(4) c/o Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017		69.32%
W. Nicholas Howley(5)		4.99%
Douglas Peacock(6)		*
David A. Barr(7) c/o Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017		69.23%

Kevin Kruse c/o Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017	*
Kewsong Lee(8) c/o Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017	69.23%
Named Executive Officers
Robert S. Henderson(9)	*
Raymond F. Laubenthal(10)	*
Gregory Rufus(11)	*
Howard Skurka(12)	*
All directors and executive officers as a group (14 persons)(13)	72.90%

*
Less than one percent.

(1)
Unless otherwise indicated, the address of each listed person is c/o TD Holding Corporation, 1301 East 9th Street, Cleveland, Ohio 44114.

(2)
Includes shares that the listed beneficial owner is deemed to have the right to acquire beneficial ownership of under Rule 13d-3 under the Exchange Act, including shares which the listed beneficial owner has the right to acquire within 60 days of            , 2005.

(3)
Warburg Pincus owns a 55.5% ownership interest in TD Co-Investors, LLC ("TD LLC"). Warburg Pincus is also the managing member of TD LLC and, as such, has voting and investment power over certain shares of TD Holding not directly attributable to Warburg Pincus. As a result, Warburg Pincus may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of all of the common stock of TD Holding owned by TD LLC, including the shares of common stock of TD Holding not directly attributable to Warburg Pincus. Warburg Pincus disclaims beneficial ownership of all shares of common stock of TD Holding owned by TD LLC that are not directly attributable to it. Warburg Pincus Partners is the sole general partner of Warburg Pincus. Warburg Pincus is managed by Warburg Pincus LLC.

(4)
Includes options to purchase            shares exercisable within 60 days of            , 2005. In addition, represents shares that may be deemed to be beneficially owned by Warburg Pincus. Mr. Graff is a general partner of Warburg Pincus & Co. and a managing director and member of Warburg Pincus LLC. All shares indicated as beneficially owned by Mr. Graff (other than            shares of common stock of TD Holding that Mr. Graff owns in his personal capacity or that are subject to options that Mr. Graff holds in his personal capacity) are included because of his affiliation with Warburg Pincus, Warburg Pincus & Co. and Warburg Pincus LLC. Mr. Graff disclaims beneficial ownership of all shares that may be deemed to be beneficially owned by Warburg Pincus, Warburg Pincus & Co. and Warburg Pincus LLC.

(5)
Includes options to purchase approximately            shares exercisable within 60 days of            , 2005. Also includes options to purchase approximately             , 2005 shares exercisable within 60 days of            , 2005 that are held by Bratenahl Investments, Ltd. By virtue of his ownership interest in Bratenahl Investments, Ltd., Mr. Howley may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the options that are beneficially owned by Bratenahl Investments, Ltd. Mr. Howley disclaims beneficial ownership of all options owned by Bratenahl Investments, Ltd. and reported herein as beneficially owned.

(6)
Includes options to purchase            shares exercisable within 60 days of            , 2005.

(7)
Represents shares that may be deemed to be beneficially owned by Warburg Pincus. Mr. Barr is a general partner of Warburg Pincus & Co. and a managing director and member of Warburg Pincus LLC. All shares indicated as beneficially owned by Mr. Barr are included because of his affiliation with Warburg Pincus, Warburg Pincus & Co. and Warburg Pincus LLC. Mr. Barr disclaims beneficial ownership of all shares that may be deemed to be beneficially owned by Warburg Pincus, Warburg Pincus & Co. and Warburg Pincus LLC.

(8)
Represents shares that may be deemed to be beneficially owned by Warburg Pincus. Mr. Lee is a general partner of Warburg Pincus & Co. and a managing director and member of Warburg Pincus LLC. All shares indicated as beneficially owned by Mr. Lee are included because of his affiliation with Warburg Pincus, Warburg Pincus & Co. and Warburg Pincus LLC. Mr. Lee disclaims beneficial ownership of all shares that may be deemed to be beneficially owned by Warburg Pincus, Warburg Pincus & Co. and Warburg Pincus LLC.

(9)
Includes options to purchase            shares exercisable within 60 days of            , 2005.

(10)
Includes options to purchase            shares exercisable within 60 days of            , 2005.

(11)
Includes options to purchase            shares exercisable within 60 days of            , 2005.

(12)
Includes options to purchase            shares exercisable within 60 days of            , 2005.

(13)
Includes all shares of common stock of TD Holding that may be deemed to be beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by directors and executive officers, including shares subject to options exercisable within 60 days of            , 2005. Also includes (i)              shares of common stock of TD Holding which Mr. Barr, Mr. Graff and Mr. Lee may be deemed to beneficially own by virtue of their affiliation with Warburg Pincus, Warburg Pincus & Co. and Warburg Pincus LLC (see footnotes (4), (7) and (8) above) and (ii) options to purchase            shares of common stock of TD Holding exercisable within 60 days of            , 2005 which Mr. Howley may be deemed to beneficially own by virtue of his ownership interest in and control of Bratenahl Investments, Ltd. (see footnote (5) above).

Selling Stockholders

        The following table sets forth certain information with respect to the common stock held by each selling stockholder as of            , 2005 and as adjusted to reflect the sale of            shares by the selling stockholders in this offering. The number of shares and percentages of beneficial ownership set forth below are based on             shares of our common stock being outstanding as of            , 2005, with the number of shares and percentages of beneficial ownership being determined after giving effect to the             for            stock split we expect to effect immediately prior to the consummation of this offering.

	Beneficially Ownership Prior to Offering			Beneficial Ownership After Offering
Name			Shares Being Offered
	Shares	Percent		Shares	Percent
TD Co-Investors, LLC(1)		18.06%
SSB Capital Partners (Master Fund) I, L.P.		4.01%
CTD Investments LLC		1.0%
Banc of America Capital Investors, L.P.		8.03%
ML TD Holdings, LLC		4.62%
New York State Retirement Co-Investment Fund, L.P.		2.01%
Teachers Insurance and Annuity Association of America		3.01%

(1)
Warburg Pincus owns a 55.5% ownership interest in TD LLC, and is also the managing member of TD LLC. The other members of TD LLC are AlpInvest Partners CS Investments 2003 C.V. and AlpInvest Partners Later Stage Co-Investments Custodian II C.V. (collectively, "AlpInvest"), which own approximately 40% and 4.5% of TD LLC, respectively. All of the shares being sold by TD LLC in this offering are attributable to AlpInvest, and none of such shares are attributable to Warburg Pincus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Tax Sharing Agreement

        TD Holding, Holdings, TransDigm Inc. and each domestic subsidiary of TransDigm Inc. are parties to a tax sharing agreement. Under the terms of the tax sharing agreement, Holdings, TransDigm Inc. and each of TransDigm Inc.'s domestic subsidiaries are obligated to make payments to TD Holding equal to the amount of federal and state income taxes that they would have owed if they did not file federal and state income tax returns on a consolidated or combined basis (as limited by their pro rata share of the actual consolidation or combined tax liability of the group).

Stockholders' Agreement and Management Stockholders' Agreement

        In connection with the closing of the Mergers, TD Holding, Warburg Pincus, certain of our employees, including the named executive officers, and certain other investors named therein, entered into a stockholders' agreement. Effective upon the closing of this offering, substantially all of the operative provisions of the stockholders' agreement will terminate. However, following the closing of this offering, and so long as Warburg Pincus and its affiliates beneficially own at least certain specified percentages of our outstanding common stock, we are required to nominate and use our best efforts to have elected to our Board of Directors certain individuals designated by Warburg Pincus. See "Management—Board of Directors, Committees and Executive Officers." In addition, prior to the closing of this offering, we anticipate that we will enter into an amendment to the stockholders' agreement pursuant to which certain of our existing stockholders will agree to certain contractual restrictions on the transfer of their shares.

        In connection with the closing of the Mergers, TD Holding, Warburg Pincus, certain of our employees, including the named executive officers, entered into a management stockholders' agreement governing the shares of our common stock or options to purchase shares of our common stock that certain of our employees held or had the right to acquire. Upon the closing of this offering, the management stockholders' agreement will terminate in accordance with its terms and will cease to be of any further force or effect.

Registration Rights Agreement

        We are a party to a registration rights agreement with Warburg Pincus, certain other investors named therein and certain of our employees. Under the terms of the registration rights agreement, we have, among other things:

  •
  agreed to use our diligent best efforts to effect up to two registered offerings upon request from Warburg Pincus;

  •
  agreed to use our best efforts to qualify for registration on Form S-3, following which Warburg Pincus will have the right to request up to three registrations on Form S-3; and

  •
  granted certain incidental or "piggyback" registration rights with respect to any registrable securities held by any party to the registration rights agreement.

        Our obligation to effect any demand for registration by Warburg Pincus is subject to certain conditions, including that the registrable securities to be included in any such registration have an anticipated aggregate offering price in excess of certain thresholds specified in the registration rights agreement. In connection with any registration effected pursuant to the terms of the registration rights agreement, we will be required to pay for all of the fees and expenses incurred in connection with such registration, including registration fees, filing fees and printing fees. However, the underwriting discounts and selling commissions payable in respect of registrable securities included in any registration will be paid by the persons including such registrable securities in any such registration. We have also agreed to indemnify persons including registrable securities in any registration affected pursuant to the terms of the registration rights agreement and certain other persons associated with any such registration, in each case on the terms specified in the registration rights agreement.

Lease for Skurka Aerospace Inc.

        Skurka, a wholly-owned subsidiary of TransDigm Inc., is the tenant under a lease with a company in which Howard Skurka, President of Skurka, is an owner. Together with family members, Mr. Skurka owns 100% of H & M Properties, the lessor of the property located in Camarillo, California. The term of the lease is five years from its December 2004 commencement, although it may be sooner terminated by Skurka if Howard Skurka's employment with Skurka were terminated by Skurka for cause or voluntarily by Howard Skurka without good reason. The monthly base rental payment for the property is $50,500. Skurka may renew the lease for an additional five years, subject to an adjustment to the monthly base rental for the extended period to $54,000. TransDigm Inc. is a guarantor of Skurka's obligations under the lease.

Recent Transactions

        On November 10, 2005, TD Holding completed the transactions contemplated by the TD Holding Loan Facility and, in connection therewith, TD Holding received net proceeds of approximately $193.1 million. In connection with the closing of the transactions contemplated by the TD Holding Loan Facility, TransDigm Inc. paid a cash dividend of approximately $98.0 million to Holdings and made bonus payments of approximately $6.2 million to certain members of management, including the named executive officers. Holdings used all of the proceeds received by it from TransDigm Inc. to pay a cash dividend to TD Holding. On November 10, 2005, TD Holding used the net proceeds received upon completion of the transactions contemplated by the TD Holding Loan Facility together with substantially all of the proceeds received from the dividend payment from Holdings to:

  •
  prepay the entire outstanding principal amount and all accrued and unpaid interest on the Senior Unsecured Promissory Notes, with all such payments totaling approximately $262.7 million;

  •
  make distributions to certain members of our management who participated in the Rollover Deferred Compensation Plan of their vested deferred compensation account balances, with all such distributions totaling approximately $23.0 million; and

  •
  make distributions to certain members of our management who participated in the Management Deferred Compensation Plan of their vested and a portion of their unvested deferred compensation account balances, with all such distributions totaling approximately $3.0 million (with approximately $1.8 million of such distributions being attributable to vested deferred compensation account balances and approximately $1.2 million being attributable to unvested deferred compensation account balances).

In connection with the distributions under the Rollover Deferred Compensation Plan, the Board of Directors of TD Holding approved the termination of the Rollover Deferred Compensation Plan, with such termination becoming effective on November 10, 2005. The Management Deferred Compensation Plan was terminated effective as of December 16, 2005 in connection with our adoption of the New Management Deferred Compensation Plan, which is described in more detail elsewhere in this prospectus.

DESCRIPTION OF CAPITAL STOCK

General

        The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our amended and restated certificate of incorporation and applicable law. We intend to amend and restate our certificate of incorporation and bylaws prior to consummation of this offering. A copy of our amended and restated certificate of incorporation and amended and restated bylaws will be filed as exhibits to the Registration Statement of which this prospectus is a part. The following description refers to the terms of our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation provides that our authorized capital stock will consist of                 shares of common stock, par value $0.01 per share, and                shares of preferred stock, par value $0.01 per share, that are undesignated as to series.

Common Stock

        The holders of common stock are entitled to one vote per share in all matters to be voted on by our stockholders and are not entitled to cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of our liabilities and the liquidation preference, if any, of any outstanding preferred stock. Holders of shares of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock. All of the outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

        Under our amended and restated certificate of incorporation, our Board of Directors has the authority, without action by our stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control without further action by our stockholders.

Options

        Upon the closing of this offering, and after giving effect to the                for                stock split that we intend to effect immediately prior to the closing of this offering, we will have outstanding under our stock option plan options to purchase an aggregate of                shares of common stock, with exercise prices ranging from $                to $                , and a weighted average exercise price of $                per share. All outstanding options provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure. In addition, under the terms of our dividend equivalent plan, as soon as practicable following the date on which TD Holding declares a dividend in connection with a recapitalization or similar corporate event, participants who hold vested stock options would be entitled to receive a cash dividend equivalent payment equal to the amount that such participant would otherwise have been entitled to receive had each vested stock option been fully exercised immediately prior to such transaction.

Registration Rights

        Some of our stockholders have the right to require us to register common stock for resale in some circumstances. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Anti-Takeover Provisions of Delaware law

        We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation's voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by our Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock. For these purposes, Warburg Pincus and its affiliates will not constitute "interested stockholders."

Charter and Bylaws Anti-Takeover Provisions

        Our amended and restated certificate of incorporation provides that our Board of Directors will be divided into three classes of directors, with the number of directors in each class to be as nearly equal as possible. Our classified board staggers terms of the three classes and will be implemented through one, two and three-year terms for the initial three classes, followed in each case by full three-year terms. With a classified board, only one-third of the members of our Board of Directors will be elected each year. This classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our amended and restated certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our Board of Directors, but must consist of not less than three directors. This provision will prevent stockholders from circumventing the provisions of our classified board. In addition, under the terms of our stockholders' agreement, and subject to certain minimum share ownership requirements, we are required to nominate and use our best efforts to have elected to our Board of Directors certain individuals designated by Warburg Pincus. See "Management—Board of Directors, Committees and Executive Officers."

        Our amended and restated bylaws establish an advance notice procedure for stockholders to bring matters before special stockholder meetings, including proposed nominations of persons for election to our Board of Directors and bringing business matters or stockholder proposals before a special meeting. These procedures specify the information stockholders must include in their notice and the timeframe in which they must give us notice. At a special stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting. A special stockholder meeting for any purpose may only be called by our Board of Directors, our Chairman or our Chief Executive Officer, and will be called by our Chief Executive Officer at the request of the holders of a majority of our outstanding shares of capital stock.

        Our amended and restated bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a meeting. However, our amended and restated bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

        The foregoing provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of TD Holding.

Limitation on Liability and Indemnification of Directors and Officers

        Our amended and restated certificate of incorporation will limit our directors' and officers' liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors and officers will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director or officer, except for liability:

  •
  for any breach of the director's or officer's duty of loyalty to us or our stockholders;

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  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  under Section 174 of the Delaware General Corporation Law; or

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  for any transaction from which a director or officer derives an improper personal benefit.

        If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

        The provision regarding indemnification of our directors and officers in our amended and restated certificate of incorporation will generally not limit liability under state or federal securities laws.

        Delaware law and our amended and restated certificate of incorporation, provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney's fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. In addition, the employment agreements to which we are a party provide for the indemnification of our employees who are party thereto.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

        Our transfer agent and registrar for our common stock is National City Bank.

Listing

        At present, there is no established trading market for our common stock. We intend to apply to list our shares of common stock on the NYSE under the trading symbol "TDH".

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

        Upon the closing of this offering, we will have outstanding an aggregate of approximately                shares of our common stock. Of the outstanding shares, the shares sold in this offering, including any shares sold in this offering in connection with the exercise by the underwriters of their over-allotment option, will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased in this offering by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock that are not sold in this offering will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, such as under Rule 144 or 144(k) under the Securities Act, which are summarized below.

        The existing holders of our common stock and certain persons holding options to purchase shares of our common stock are entitled to certain registration rights for the shares of common stock held by them (or that can be acquired by them upon exercise of such options) pursuant to the registration rights agreement. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement." We do not have any other contractual obligations to register our common stock.

        Subject to the lock-up agreements described below and the volume limitations and other conditions under Rule 144, approximately                million shares of our common stock (after giving effect to the stock split that we anticipate effecting immediately prior to the closing of this offering) are currently available for sale in the public market under exemptions from registration requirements.

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the then-outstanding shares of common stock or approximately                shares; and

  •
  the average weekly reported volume of trading in the common stock on the NYSE during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        In addition, after the consummation of this offering, certain of the persons party to the stockholders' agreement will be subject to certain additional restrictions on their ability to transfer shares of our common stock owned by them. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement and Management Stockholders' Agreement."

Rule 144(k)

        In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Lock-up Agreements

        In connection with this offering, we and our directors and executive officers, our stockholders existing immediately prior to this offering and certain of our option holders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of our and their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse First Boston LLC. Credit Suisse First Boston LLC has advised us that it has no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of the lock-up restrictions and any waiver is at the sole discretion of Credit Suisse First Boston LLC.

        The 180-day restricted period described in the preceding paragraph will be extended if:

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  during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

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  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the announcement of the material news or material event.

Stock Options

        We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the common stock that is issuable upon exercise of stock options outstanding or issuable under our stock option plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following is a summary of certain material provisions of the instruments evidencing our material indebtedness as of the consummation of this offering. The following is not intended to include a summary of all of the material provisions of our material indebtedness. Copies of the agreements governing our material indebtedness have been filed as exhibits to this Registration Statement.

Amended and Restated Senior Credit Facility

        In connection with the closing of the Mergers, TransDigm Inc. entered into certain senior secured credit facilities, or the Old Senior Secured Credit Facilities, which provided for a $295 million term loan facility and a $100 million revolving loan facility. Upon the closing of the Mergers, the entire term loan facility was drawn to fund a portion of the purchase price paid in connection with the acquisition. On April 1, 2004, TransDigm Inc. entered into the Amended and Restated Senior Credit Facility, which replaced and superceded the Old Senior Secured Credit Facilities in their entirety. The Amended and Restated Senior Credit Facility is comprised of a $294 million term loan facility and a $100 million revolving loan facility, including a $15 million letter of credit sub-facility. The term loan facility matures on July 22, 2010 and the revolving loan facility matures on July 22, 2009. At September 30, 2005, TransDigm Inc. had term loan borrowings of $289.9 million outstanding under the Amended and Restated Senior Credit Facility. In addition, as of September 30, 2005, TransDigm Inc. had a $0.85 million letter of credit outstanding under the revolving loan facility, with $99.15 million of available borrowings thereunder.

        Under the terms of the Amended and Restated Senior Credit Facility, TransDigm Inc. has the right to request (but no lender is committed to provide) additional term loans, subject to the satisfaction of customary conditions, including being in pro forma compliance with the financial covenants contained in the Amended and Restated Senior Credit Facility after giving effect to any such incremental term loan borrowings.

        All borrowings under the revolving loan facility are subject to the satisfaction of customary conditions, including the absence of a default and accuracy of representations and warranties.

Interest Rate and Fees

        The interest rates per annum applicable to loans, other than swingline loans, under the Amended and Restated Senior Credit Facility will be, at TransDigm Inc.'s option, equal to either an alternate base rate or an adjusted LIBO rate for one, two, three or six-month interest periods chosen by TransDigm Inc., in each case, plus an applicable margin percentage. The alternate base rate will be the greater of (1) Credit Suisse First Boston LLC's prime rate or (2) 50 basis points over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The adjusted LIBO rate will be determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan as adjusted for the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which the lenders under the Amended and Restated Senior Credit Facility are subject. The applicable margin percentage is a percentage per annum equal to (1) 1.25% for alternate base rate term loans, (2) 2.25% for adjusted LIBO rate term loans and (3) in the case of alternate base rate revolving loans and adjusted LIBO rate revolving loans, a percentage ranging from 1.75% to 2.50% (in the case of alternate base rate revolving loans) and 2.75% to 3.50% (in the case of adjusted LIBO rate revolving loans), in each case depending upon the leverage ratio of TransDigm Inc. as of the relevant date of determination.

        Under the terms of the Amended and Restated Senior Credit Facility, we are required to pay the administrative agent certain fees. In addition, on the last day of each calendar quarter we are required to pay a commitment fee in respect of any unused commitments under the revolving loan facility and certain other fees in respect of letters of credit that may be outstanding thererunder from time to time.

Mandatory Prepayments

        Subject to exceptions, the Amended and Restated Senior Credit Facility requires mandatory prepayments of term loans based on certain percentages of excess cash flows, as defined, commencing 95 days after the end of fiscal year 2006, net cash proceeds of asset sales or from the issuance of certain debt securities.

Amortization

        The Amended and Restated Senior Credit Facility requires scheduled quarterly payments of principal on the term loans on March 31, June 30, September 30 and December 31 of each calendar year, which scheduled payments began on June 30, 2004, in aggregate annual amounts equal to 1% of the original aggregate principal amount of the term loans during the life of the loans, with the balance payable on July 22, 2010, the final maturity date of the term loan facility. All scheduled amortization payments will be ratably increased by the aggregate principal amount of incremental term loans, if any.

Collateral and Guarantors

        The indebtedness outstanding under the Amended and Restated Senior Credit Facility is guaranteed by Holdings and all of TransDigm Inc.'s current and future domestic restricted subsidiaries, and is secured by a first priority security interest in substantially all of the existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property and other personal property of Holdings, TransDigm Inc. and all of TransDigm Inc.'s existing and future domestic restricted subsidiaries, and a first priority pledge of the capital stock of TransDigm Inc. and TransDigm Inc.'s subsidiaries (other than foreign subsidiaries) and 65% of the voting capital stock of TransDigm Inc.'s foreign subsidiaries. TD Holding is not a guarantor of and does not otherwise have any obligations with respect to the Amended and Restated Senior Credit Facility.

Certain Covenants

        The Amended and Restated Senior Credit Facility requires that TransDigm Inc. comply with the following financial maintenance covenants: a minimum interest coverage ratio test; a minimum fixed charge coverage ratio test; and a maximum leverage ratio test. These financial covenants will become more restrictive over time. In addition, the Amended and Restated Senior Credit Facility includes negative covenants restricting or limiting the ability of Holdings, TransDigm Inc. and TransDigm Inc.'s direct and indirect restricted subsidiaries to, among other things:

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  incur, assume or permit to exist additional indebtedness or guarantees;

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  incur or permit to exist liens and engage in sale leaseback transactions;

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  make capital expenditures;

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  make loans and investments;

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  declare dividends, make payments on or redeem or repurchase capital stock;

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  engage in mergers, acquisitions (but will permit the incurrence of certain indebtedness in connection with such acquisitions) and other business combinations;

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  prepay, redeem or purchase certain indebtedness;

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  amend or otherwise alter the terms of the agreements governing certain indebtedness;

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  sell assets;

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  transact with affiliates; and

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  alter the business engaged in (and in the case of Holdings, engage in any business activities other than those incidental to its ownership of TransDigm Inc.).

Such negative covenants are subject to certain exceptions.

Representations, Warranties and Certain Events of Default

        The Amended and Restated Senior Credit Facility contains certain customary representations and warranties. The Amended and Restated Senior Credit Facility also provides for certain events of default, including the following:

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  representations and warranties made in or in connection with the Loan Documents (as defined therein) prove to have been false or misleading in any material respect when made;

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  the failure to pay interest on any loans or on any disbursements made pursuant to a letter of credit when due if the default continues for a period of three business days;

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  the failure to pay principal on any loans or disbursements made pursuant to a letter of credit when due, whether at maturity or otherwise;

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  defaults under the covenants contained in any Loan Document (as defined therein), with certain covenant defaults providing for no cure period and other covenant defaults providing for a cure period of 30 days after TransDigm Inc. receives written notice thereof, subject to certain exceptions;

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  the failure of Holdings, TransDigm Inc. or any of TransDigm Inc.'s subsidiaries to pay any principal or interest due in respect of Material Indebtedness (as defined therein), subject to certain exceptions, or the occurrence of an event or condition that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits the holder thereof to cause any Material Indebtedness to become due;

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  one or more judgments in an aggregate amount in excess of $5 million is rendered against Holdings, TransDigm Inc. or any of TransDigm Inc.'s subsidiaries and such judgment remains undischarged or unstayed for a period of 30 days;

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  the occurrence of a Change of Control (as defined therein); and

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  certain bankruptcy related events.

        If such an event of default occurs, the lenders under the Amended and Restated Senior Credit Facility would be entitled to take various actions, including the acceleration of amounts due thereunder and all actions permitted to be taken by a secured creditor.

8 3/8% Senior Subordinated Notes due 2011

        In connection with the closing of the Mergers, TransDigm Inc. issued $400 million of aggregate principal amount of the 8 3/8% Senior Subordinated Notes pursuant to the terms of the Indenture.

Maturity Date, Interest Rate and Payment Dates

        The 8 3/8% Senior Subordinated Notes will mature on July 15, 2011. Interest on the 8 3/8% Senior Subordinated Notes accrues at the rate of 8 3/8% per annum and is payable semi-annually in cash on January 15 and July 15 of each calendar year.

Collateral, Ranking and Guarantors

        The 8 3/8% Senior Subordinated Notes are TransDigm Inc.'s general unsecured obligations, are subordinated to its existing and future senior indebtedness, if any, and rank pari passu with its future senior subordinated indebtedness, if any. The 8 3/8% Senior Subordinated Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior subordinated basis, by Holdings and all of TransDigm Inc.'s existing domestic subsidiaries. The guarantees are subordinated to the senior indebtedness of Holdings and TransDigm Inc.'s guarantor subsidiaries and rank pari passu with the future senior subordinated indebtedness, if any, of Holdings and TransDigm Inc.'s guarantor subsidiaries.

Optional Redemption

        TransDigm Inc. may redeem the 8 3/8% Senior Subordinated Notes, in whole or in part, at any time on or after July 15, 2006, at the redemption prices set forth in the Indenture. In addition, prior to July 15, 2006, and subject to the terms set forth in the Indenture, TransDigm Inc. is permitted to use the net cash proceeds of certain equity offerings to redeem the 8 3/8% Senior Subordinated Notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the 8 3/8% Senior Subordinated Notes originally issued at a redemption price of 108.375%, plus accrued and unpaid interest to the redemption date.

Change of Control

        Upon the occurrence of a Change of Control (as defined in the Indenture), each holder of a 8 3/8% Senior Subordinated Note has the right to require TransDigm Inc. to purchase all or a portion of such holder's notes at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase. This offering will not constitute a Change of Control under the Indenture.

Certain Covenants

        The Indenture includes negative covenants restricting or limiting the ability of TransDigm Inc. and TransDigm Inc.'s direct and indirect restricted subsidiaries to, among other things:

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  incur or guarantee additional debt;

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  incur liens;

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  issue preferred stock of restricted subsidiaries;

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  pay dividends or make other distributions;

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  purchase or redeem capital stock;

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  make certain investments;

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  enter into arrangements that restrict dividends from restricted subsidiaries;

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  engage in transactions with affiliates;

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  sell or otherwise dispose of assets; and

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  merge into or consolidate with another entity.

Such negative covenants are subject to certain exceptions.

Events of Default

        The Indenture provides for certain events of default, including the following:

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  the failure to pay interest on the 8 3/8% Senior Subordinated Notes when due if the default continues for a period of 30 days;

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  the failure to pay principal on the 8 3/8% Senior Subordinated Notes when due, whether at maturity or otherwise or to pay the purchase price of the 8 3/8% Senior Subordinated Notes tendered in connection with a Change of Control (as defined) or an asset sale net proceeds offer;

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  defaults under the covenants contained in the Indenture if the default continues for a period of 30 days after TransDigm Inc. receives written notice thereof, subject to certain exceptions;

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  the failure to pay at final stated maturity the principal amount of indebtedness of TransDigm Inc. or certain significant restricted subsidiaries, or the acceleration of the final stated maturity of any such indebtedness, if the principal amount of such indebtedness together with any such other indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $10 million or more;

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  one or more judgments in an aggregate amount in excess of $10 million is rendered against TransDigm Inc. or any of its significant restricted subsidiaries and such judgment remains undischarged, unpaid or unstayed for a period of 60 days after such judgment becomes final and non-appealable; and

  •
  certain bankruptcy related events.

TD Holding Loan Facility

        On November 10, 2005, the lenders under the TD Holding Loan Facility made loans to TD Holding in an aggregate principal amount of $200.0 million. After giving effect to the fees and expenses paid in connection with the TD Holding Loan Facility and related transactions, TD Holding received aggregate net proceeds of approximately $193.1 million. On November 10, 2005, TD Holding used the net proceeds received from the TD Holding Loan Facility together with substantially all of the proceeds received from the dividend payment from Holdings, which is described elsewhere in this prospectus, to (i) prepay the entire outstanding principal amount and all accrued and unpaid interest on the Senior Unsecured Promissory Notes and (ii) make certain distributions under the Rollover Deferred Compensation Plan and the Management Deferred Compensation Plan.

Interest Rate and Fees

        The interest rates per annum applicable to the loans under the TD Holding Loan Facility are equal to an adjusted LIBO rate for three-month interest periods plus an applicable margin percentage. The adjusted LIBO rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for three-month periods as adjusted for the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which TD Holding's lenders are subject. Prior to the Trigger Date (defined as the earlier to occur of an underwritten public offering of our common stock and November 10, 2006), the applicable margin percentage is a percentage per annum equal to 5%. For any day on or after the Trigger Date and prior to the date that is one year from the Trigger Date, the applicable margin percentage is a percentage per annum equal to 5.5%, and for any day on or after the date that is one year from the Trigger Date, the applicable margin percentage is a percentage per annum equal to 6%. The closing date of this offering will constitute the Trigger Date under the TD Holding Loan Facility.

        Under the terms of the TD Holding Loan Facility, TD Holding is required to pay the administrative agent certain fees.

Mandatory Prepayments

        Upon the occurrence of a Change of Control (as defined in the TD Holding Loan Facility), TD Holding is required to make an offer to the lenders under the TD Holding Loan Facility to prepay all loans at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon. This offering will not constitute a Change of Control under the TD Holding Loan Facility. In addition, subject to certain exceptions, in connection with certain asset sales, TD Holding is required to make an offer to the lenders under the TD Holding Loan Facility to prepay all loans at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon.

Amortization

        The TD Holding Loan Facility matures on November 10, 2011. The principal amount of the indebtedness outstanding under the TD Holding Loan Facility is not amortized and, therefore, the entire balance thereof is payable upon maturity on November 10, 2011, subject to certain required prepayments as described above.

Collateral and Guarantors

        The TD Holding Loan Facility is unsecured and is not guaranteed by Holdings or any of its direct or indirect subsidiaries, including TransDigm Inc.

Certain Covenants

        The TD Holding Loan Facility includes negative covenants restricting or limiting the ability of TD Holding and its subsidiaries to, among other things:

  •
  incur or guarantee additional debt;

  •
  incur liens;

  •
  issue preferred stock of restricted subsidiaries;

  •
  pay dividends or make other distributions;

  •
  purchase or redeem capital stock;

  •
  make certain investments;

  •
  enter into arrangements that restrict dividends from restricted subsidiaries;

  •
  engage in transactions with affiliates;

  •
  sell or otherwise dispose of assets; and

  •
  merge into or consolidate with another entity.

        Such negative covenants are subject to certain exceptions.

Representations, Warranties and Certain Events of Default

        The TD Holding Loan Facility contains certain customary representations and warranties. The TD Holding Loan Facility provides for certain events of default, including the following:

  •
  representations and warranties made in or in connection with the loan documents prove to have been false or misleading in any material respect when made;

  •
  the failure to pay interest on any loans when due if the default continues for a period of 30 days;

  •
  the failure to pay principal on any loans when due, whether at maturity or otherwise or to pay the purchase price of any shares tendered for purchase in connection with a Change of Control (as defined) or an asset sale net proceeds offer;

  •
  defaults under the covenants contained in the TD Holding Loan Facility if the default continues for a period of 30 days after TD Holding receives written notice thereof, subject to certain exceptions;

  •
  the failure to pay at final stated maturity the principal amount of indebtedness of TD Holding or certain significant restricted subsidiaries, or the acceleration of the final stated maturity of any such indebtedness, if the principal amount of such indebtedness together with any such other indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $10 million or more;

  •
  one or more judgments in an aggregate amount in excess of $10 million is rendered against TD Holding or any of its significant restricted subsidiaries and such judgment remains undischarged, unpaid or unstayed for a period of 60 days after such judgment becomes final and non-appealable; and

  •
  certain bankruptcy related events.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
OF OUR COMMON STOCK

        The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that for U.S. federal income tax purposes is not a "U.S. person." For purposes of this discussion, the term U.S. person means:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or a partnership (or other entity taxable as a corporation or a partnership) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

        This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder's special tax status or special circumstances. U.S. expatriates, insurance companies, tax-exempt organizations, dealers in securities, banks or other financial institutions, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid U.S. federal income tax and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that may be subject to special rules not covered in this discussion. This discussion does not address any non-income tax consequences or any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-U.S. holder should consult its tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

        Amounts treated as dividends paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide a valid Internal Revenue Service, or IRS, Form W-8BEN or other successor form certifying qualification for the reduced rate.

        Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of allowable deductions and credits.

        In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

        A non-U.S. holder may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed timely with the IRS. If a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a U.S. trade or business of the non-U.S. holder or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

  •
  the non-U.S. holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, however, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than 5% of such regularly traded common stock.

        Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding, provided any certification requirements are met. Gain described in the second bullet point above (which may be offset by U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding could have been reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the certification described above that it is not a U.S. person or has otherwise established an exemption.

        Payments of the proceeds from a disposition effected outside the United States by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership if (1) at any time during its tax year, one or more of its partners are U.S. persons who, in the aggregate hold more than 50% of the income or capital interest in such partnership or (2) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless in any such case the broker has documentary evidence that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

        Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is furnished timely to the IRS.

UNDERWRITING

        TD Holding, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Credit Suisse First Boston LLC and Lehman Brothers Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Credit Suisse First Boston LLC
Lehman Brothers Inc.
Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional            shares from Warburg Pincus and certain members of our management to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase            additional shares.

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share
Total

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        We, our directors and executive officers, our stockholders existing immediately prior to this offering and certain of our option holders have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse First Boston LLC. Credit Suisse First Boston LLC has advised us that it has no current intention or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. Any waiver is at its sole discretion. For additional information regarding the lock-up agreements, see "Shares Eligible for Future Sale—Lock-Up Agreements."

        Prior to the offering, there has been no public market for shares of our common stock. The initial public offering price has been determined by negotiations between representatives of the underwriters and the selling stockholders. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        We intend to apply to list our common stock on the NYSE under the symbol "TDH". In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Warburg Pincus and certain members of our management in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

        At our request, the underwriters have reserved, at the initial offering price, up to            shares offered hereby for sale to certain of our employees. The number of shares of common stock available for sale to the general public will be reduced to the extent such employees purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.            , an affiliate of            , will act as plan administrator for such plan.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

        We and the selling stockholders estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

        We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and for

Warburg Pincus and certain of the selling stockholders or their affiliates, for which they have received or will receive customary fees and expenses. Credit Suisse First Boston LLC acts a lender and the administrative agent and collateral agent under the Amended and Restated Senior Credit Facility, and certain affiliates of the other underwriters have or may act as lenders thereunder. In addition, affiliates of Credit Suisse First Boston LLC and Lehman Brothers Inc. acted as arrangers, agents and lenders in connection with the TD Holding Loan Facility. Credit Suisse First Boston LLC acted as an initial purchaser and the sole lead book-running manager in connection with the July 2003 offering of the 8 3/8% Senior Subordinated Notes by TransDigm Inc. An affiliate of Credit Suisse First Boston LLC also acted as dealer-manager and solicitation agent in connection with TransDigm Inc.'s July 2003 tender offer for its then outstanding 10 3/8% Senior Subordinated Notes.

        A prospectus in electronic format will be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters have not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the common stock, will not offer or sell any of our common stock to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; the underwriters have complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by them in relation to the common stock in, from or otherwise involving the United Kingdom; the underwriters have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us.

        Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of the initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in the Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, "Professional Investors"), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in the Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock in the Netherlands, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

        The shares of TD Holding's common stock are being issued and sold outside the Republic of France and, in connection with their initial distribution, TD Holding has not offered or sold and will not offer or sell, directly or indirectly, any of its common stock to the public in the Republic of France, and it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to its common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

        Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the "Act") of the Federal Republic of Germany has been or will be published with respect to our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering (offentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Resale Restrictions

        The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

        By purchasing our common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent; and

  •
  the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

VALIDITY OF SECURITIES

        The validity of our common stock offered by this prospectus will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Certain partners of Willkie Farr & Gallagher LLP own in the aggregate less than 1% of the limited partnership interests of Warburg Pincus. The validity of the common stock offered by this prospectus will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

        The consolidated financial statements of TD Holding for fiscal years 2005 and 2004 appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated statements of operations, changes in stockholders equity/(deficiency) and cash flows of (i) the Successor for the period from July 8, 2003 (date of formation of TD Holding) through September 30, 2003 and (ii) the Predecessor for the period from October 1, 2002 through July 22, 2003 (date of merger of TD Acquisition Corporation with and into Holdings) and the related financial statement schedules included in this prospectus have been audited by Deloitte & Touche LLP ("D&T"), an independent registered public accounting firm, as stated in their reports appearing herein (the report on the consolidated statements of operations, changes in stockholders equity/(deficiency) and cash flows of the Successor expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of SFAS No. 123, "Accounting for Stock-Based Compensation") and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        On March 1, 2004, the Company, upon recommendation by its audit committee and approval by our Board of Directors, dismissed D&T as its independent auditors. D&T's reports on the consolidated financial statements of Holdings for the periods ended September 30, 2003 and July 22, 2003, respectively, did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the periods ended September 30, 2003 and July 22, 2003, respectively, there were no disagreements with D&T on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which if not resolved would have caused D&T to make reference to the subject matter of the disagreement in its report.

        On March 1, 2004, the Company, upon recommendation by its audit committee and approval by our Board of Directors, engaged Ernst & Young LLP as the Company's principal independent accountants to audit the financial statements of the Company for fiscal year 2004.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and the common stock offered, see the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference.

        A copy of the registration statement, the exhibits and schedules thereto and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC in 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC's website at www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing consolidated financial statements audited by an independent public accounting firm, quarterly reports containing unaudited consolidated financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC's public reference room and the website of the SEC referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TD Holding Corporation

Page
Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Financial Statements:
Consolidated Balance Sheets at September 30, 2005 and 2004	F-5

Consolidated Statements of Operations for the Years Ended September 30, 2005 and 2004, the Period From July 8, 2003 (Date of Formation) Through September 30, 2003 and the Period From October 1, 2002 Through July 22, 2003 (Predecessor)	F-6

Consolidated Statements of Changes in Stockholder Equity for Years Ended September 30, 2005 and 2004, the Period From July 8, 2003 (Date of Formation) Through September 30, 2003 and the Period From October 1, 2002 Through July 22, 2003 (Predecessor)	F-7

Consolidated Statements of Cash Flows for Years Ended September 30, 2005 and 2004, the Period From July 8, 2003 (Date of Formation) Through September 30, 2003 and the Period From October 1, 2002 Through July 22, 2003 (Predecessor)	F-9
Notes to Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
TD Holding Corporation

        We have audited the accompanying consolidated balance sheet of TD Holding Corporation and subsidiaries (collectively, the "Company") as of September 30, 2005 and 2004, and the related consolidated statements of operations, stockholders equity, and cash flows for each of the two years in the period ended September 30, 2005. Our audits also included the financial statement schedule for the years ended September 30, 2005 and 2004 included at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TD Holding Corporation and subsidiaries at September 30, 2005 and September 30, 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the years ended September 30, 2005 and 2004, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP
Cleveland, Ohio
November 22, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
TD Holding Corporation

        We have audited the accompanying consolidated statements of operations, changes in stockholders equity/(deficiency) and cash flows of TD Holding Corporation and subsidiaries (the "Successor" and, together with its predecessor, TransDigm Holding Company, the "Company") for the period from July 8, 2003 (date of formation) through September 30, 2003. Our audit also included the financial statement schedule for the period from July 8, 2003 (date of formation) through September 30, 2003 listed in Item 16(b). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

        We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Successor for the period from July 8, 2003 (date of formation) through September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements for the period ended September 30, 2003 taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 3 to the consolidated financial statements, effective July 23, 2003, the Company adopted a new method of accounting for stock options that had not been utilized by its predecessor, TransDigm Holding Company, prior to its merger with TD Acquisition Corporation, a subsidiary of TD Holding Corporation.

DELOITTE & TOUCHE LLP

Cleveland, Ohio
April 1, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
TransDigm Holding Company

        We have audited the accompanying consolidated statements of operations, changes in stockholders equity/(deficiency) and cash flows of TransDigm Holding Company and subsidiaries (the "Predecessor" and, together with its successor, TD Holding Corporation, the "Company") for the period from October 1, 2002 through July 22, 2003 (date of merger with TD Holding Corporation through TD Acquisition Corporation). Our audit also included the financial statement schedule for the period from October 1, 2002 through July 22, 2003 listed in Item 16(b). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

        We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Predecessor for the period from October 1, 2002 through July 22, 2003 (date of merger with TD Holding Corporation through TD Acquisition Corporation) in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements for the period ended July 22, 2003 taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Cleveland, Ohio
December 19, 2003

TD HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2005 AND 2004

	Successor
	2005	2004
	(Amounts in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$104,221	$48,498
Marketable securities	—	50,601
Trade accounts receivable—Net	63,554	44,489
Inventories	76,077	64,385
Deferred income taxes	12,746	10,355
Prepaid expenses and other	1,748	1,851

Total current assets	258,346	220,179
PROPERTY, PLANT AND EQUIPMENT—Net	63,624	60,817
GOODWILL	855,684	812,460
TRADEMARKS AND TRADE NAMES	125,497	125,497
OTHER INTANGIBLE ASSETS—Net	104,454	103,101
DEBT ISSUE COSTS—Net	19,340	23,148
OTHER	803	710

TOTAL ASSETS	$1,427,748	$1,345,912

LIABILITIES AND STOCKHOLDERS EQUITY
CURRENT LIABILITIES:
Current portion of long-term liabilities	$2,943	$4,431
Accounts payable	16,419	11,468
Accrued liabilities	120,425	24,895

Total current liabilities	139,787	40,794
LONG-TERM DEBT—Less current portion	886,903	889,845
DEFERRED INCOME TAXES	64,950	60,672
OTHER NON-CURRENT LIABILITIES	3,001	57,189

Total liabilities	1,094,641	1,048,500

STOCKHOLDERS EQUITY:
Common stock—$.01 par value; authorized 1,500,000 shares; issued 295,465 at September 30, 2005 and 2004, respectively	3	3
Preferred stock—$.01 par value; authorized 1,000,000 shares; issued 0 at September 30, 2005 and 2004, respectively	—	—
Additional paid-in capital	290,890	289,828
Retained earnings	42,550	7,863
Accumulated other comprehensive loss	(336)	(282)

Total stockholders equity	333,107	297,412

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$1,427,748	$1,345,912

See Notes to Consolidated Financial Statements.

TD HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor
				Predecessor
			July 8, 2003 (Date of Formation) Through September 30, 2003
	Year Ended September 30, 2005	Year Ended September 30, 2004		October 1, 2002 Through July 22, 2003
	(Amounts in thousands)
NET SALES	$374,253	$300,703	$52,083	$241,185
COST OF SALES (Including inventory purchase accounting charges of $1,493, $18,471, $12,038 and $855 for the periods ended September 30, 2005, September 30, 2004, September 30, 2003 and July 22, 2003, respectively)	189,983	164,198	40,399	126,516

GROSS PROFIT	184,270	136,505	11,684	114,669
OPERATING EXPENSES:
Selling and administrative	38,943	31,201	5,205	20,167
Amortization of intangibles	7,747	10,325	1,975	945
Merger expenses	—	—	—	176,003

Total operating expenses	46,690	41,526	7,180	197,115

INCOME (LOSS) FROM OPERATIONS	137,580	94,979	4,504	(82,446)
INTEREST EXPENSE—Net	80,266	74,675	14,233	28,224

INCOME (LOSS) BEFORE INCOME TAXES	57,314	20,304	(9,729)	(110,670)
INCOME TAX PROVISION (BENEFIT)	22,627	6,682	(3,970)	(40,701)

NET INCOME (LOSS)	$34,687	$13,622	$(5,759)	$(69,969)

Net earnings (loss) per share:
Basic earnings (loss) per share	$117.40	$46.11	$(19.75)	$(606.38)
Diluted earnings (loss) per share	$111.53	$44.01	$(19.75)	$(606.38)

See Notes to Consolidated Financial Statements.

TD HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY/(DEFICIENCY)

Predecessor for the period from October 1, 2002 through July 22, 2003

	Common Stock	Additional Paid-In Capital	Warrant	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
	(Amounts in thousands)
BALANCE—October 1, 2002	$1	$102,079	$1,934	$(180,506)	$(664)	$(77,156)
Comprehensive loss:
Net loss	—	—	—	(69,969)	—	(69,969)
Other comprehensive loss	—	—	—	—	(173)	(173)

Comprehensive loss						(70,142)
Cumulative redeemable preferred stock:
Dividends accrued	—	—	—	(2,443)	—	(2,443)
Accretion for original issuance discount	—	—	—	(226)	—	(226)
Adjustment of redeemable common stock	—	—	—	(2,743)	—	(2,743)
Elimination of historical stockholders deficiency in connection with the Merger	(1)	(102,079)	(1,934)	255,887	837	152,710
Equity contribution from TD Holding:
Cash investment	—	471,300	—	—	—	471,300
Rollover equity investment	—	35,698	—	—	—	35,698

BALANCE—July 22, 2003	$—	$506,998	$—	$—	$—	$506,998

See Notes to Consolidated Financial Statements.

TD HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY/(DEFICIENCY)

Successor for the years ended September 30, 2005 and 2004 and the period from July 8, 2003 (Date of Formation) through September 30, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
	(Amounts in thousands)
BALANCE—July 8, 2003 (Date of Formation)	$—	$—	$—	$—	$—
Equity contributions:
Cash investment	3	271,300	—	—	271,303
Rollover equity investment	—	17,937	—	—	17,937
Compensation expense recognized for employee stock options	—	104	—	—	104
Comprehensive loss:
Net loss	—	—	(5,759)	—	(5,759)
Other comprehensive loss	—	—	—	(103)	(103)

Comprehensive loss					(5,862)
Proceeds from exercise of stock options	—	69	—	—	69

BALANCE—September 30, 2003	3	289,410	(5,759)	(103)	283,551
Compensation expense recognized for employee stock options	—	633	—	—	633
Comprehensive income:
Net income	—	—	13,622	—	13,622
Other comprehensive loss	—	—	—	(179)	(179)

Comprehensive income					13,443
Purchase of common stock	—	(239)	—	—	(239)
Proceeds from exercise of stock options	—	24	—	—	24

BALANCE—September 30, 2004	3	289,828	7,863	(282)	297,412
Compensation expense recognized for employee stock options	—	1,062	—	—	1,062
Comprehensive income:
Net income	—	—	34,687	—	34,687
Other comprehensive loss	—	—	—	(54)	(54)

Comprehensive income					34,633

BALANCE—September 30, 2005	$3	$290,890	$42,550	$(336)	$333,107

See Notes to Consolidated Financial Statements.

TD HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor
				Predecessor
			July 8, 2003 (Date of Formation) Through September 30, 2003
	Year Ended September 30, 2005	Year Ended September 30, 2004		October 1, 2002 Through July 22, 2003
	(Amounts in thousands)
OPERATING ACTIVITIES:
Net income (loss)	$34,687	$13,622	$(5,759)	$(69,969)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Inventory purchase accounting charge	1,493	18,471	12,038	855
Depreciation	9,209	7,978	1,358	5,410
Amortization of intangibles	7,747	10,325	1,975	945
Amortization/write-off of debt issue costs and note premium	3,808	3,791	672	9,829
Interest accrued on Senior Unsecured Promissory Notes	28,806	25,734	4,666	—
Non-cash stock option and deferred compensation costs	6,848	6,169	1,033	35,698
Deferred income taxes	693	2,706	(4,255)	(20,393)
Loss on repayment of senior subordinated notes	—	—	—	16,595
Interest deferral on Holdings PIK Notes	—	—	—	1,546
Changes in assets and liabilities, net of effects from Merger and acquisitions of businesses:
Trade accounts receivable	(15,576)	(5,134)	(658)	3,099
Inventories	(4,566)	(2,157)	1,603	(4,387)
Income taxes receivable and other assets	(1,534)	36,583	1,917	(42,448)
Accounts payable	4,031	(499)	(1,166)	(267)
Accrued and other liabilities	5,049	(6,450)	3,428	29,303

Net cash provided by (used in) operating activities	80,695	111,139	16,852	(34,184)

INVESTING ACTIVITIES:
Merger with TransDigm Holding Company (net of cash balances existing at the date of the Merger)	—	—	(469,339)	—
Capital expenditures	(7,960)	(5,416)	(968)	(4,241)
Acquisition of businesses	(63,171)	(21,531)	988	(53,026)
Purchase of marketable securities	(65,374)	(94,675)	—	—
Sales and maturity of marketable securities	115,975	44,003	—	—

Net cash (used in) provided by investing activities	(20,530)	(77,619)	(469,319)	(57,267)

FINANCING ACTIVITIES:
Borrowings under credit facility—net of fees	—	—	—	306,744
Proceeds from senior subordinated notes—net of fees	—	—	—	386,973
Proceeds from issuance of Senior Unsecured Promissory Notes	—	—	199,997	—
Proceeds from issuance of common stock and exercise of stock options	—	24	271,372	471,300
Repayment of amounts borrowed under credit facility	(2,942)	(2,209)	—	(200,793)
Payment of license obligation	(1,500)	(1,500)	—	(2,600)
Repayment/defeasance of senior subordinated notes, including premium	—	—	—	(216,595)
Repayment of Holdings PIK Notes	—	—	—	(32,802)
Redemption of preferred stock and warrant	—	—	—	(28,003)
Purchase of common stock	—	(239)	—	(599,725)
Payment of Merger costs incurred by stockholders of TD Holding	—	—	—	(2,049)

Net cash (used in) provided by financing activities	(4,442)	(3,924)	471,369	82,450

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	55,723	29,596	18,902	(9,001)
CASH AND CASH EQUIVALENTS—Beginning of period	48,498	18,902	—	49,206

CASH AND CASH EQUIVALENTS—End of period	$104,221	$48,498	$18,902	$40,205

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$45,995	$45,535	$1,175	$31,998

Net cash paid (received) during the period for income taxes	$19,232	$(32,933)	$(23)	$16,771

See Notes to Consolidated Financial Statements.

TD HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE BUSINESS AND MERGER

        Description of the Business—TD Holding Corporation ("TD Holding") through its wholly-owned subsidiary, TransDigm Holding Company ("Holdings"), and Holdings' wholly-owned subsidiary, TransDigm Inc. ("TransDigm Inc."), is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. TransDigm Inc., which includes the AeroControlex and Adel Wiggins Groups, along with its wholly-owned operating subsidiaries, MarathonNorco Aerospace, Inc. ("Marathon"), Adams Rite Aerospace, Inc., Champion Aerospace Inc., Avionic Instruments, Inc. and Skurka Aerospace Inc., offers a broad line of proprietary aerospace components. Major product offerings include ignition systems and components, gear pumps, mechanical/electromechanical controls and actuators, NiCad batteries/chargers, power conditioning devices, hold-open rods and locking devices, engineered connectors, engineered latches, cockpit security devices, lavatory hardware and components, specialized AC/DC electric motors and specialized valving.

        TD Holding was incorporated on July 8, 2003 by outside investors to acquire control of Holdings through the Merger described below and had no operations prior to the Merger. TD Holding has no material assets or operations other than its 100% ownership of Holdings, which in turn has no material assets or operations other than its 100% ownership of TransDigm Inc. TD Holding and all of its subsidiaries are collectively referred to herein as the "Successor." Holdings prior to the Merger on July 22, 2003 is referred to as "Predecessor." The Successor and Predecessor are collectively referred to as the "Company." The Predecessor financial statements represent the financial statements of Holdings prior to the Merger. As a result of purchase accounting for the Merger described below, the Predecessor balances and amounts presented in these consolidated financial statements and footnotes may not be comparable to the Successor balances and amounts.

        Merger—On July 22, 2003, TD Holding received $471.3 million of initial funding from Warburg Pincus Private Equity VIII, L.P. ("Warburg Pincus") and certain other investors in the form of $271.3 million of cash equity contributions and approximately $200 million of borrowings under senior unsecured promissory notes. All of these funds were used to capitalize a newly formed, wholly-owned subsidiary of TD Holding, TD Acquisition Corporation ("TD Acquisition"), that was merged with and into Holdings, with Holdings continuing as the surviving corporation and a wholly-owned subsidiary of TD Holding (the "Merger"). The cash merger consideration of approximately $759.7 million paid to Holdings' former common and preferred stockholders, holders of in-the-money stock options and the holder of a warrant to purchase Holdings' common stock (including merger related expenses of approximately $29.1 million borne by the former equity holders of Holdings and excluding the $35.7 million fair value of stock options rolled over in connection with the Merger), acquisition fees and expenses of approximately $34.7 million and the repayment of substantially all of TransDigm Inc.'s then existing long-term indebtedness was financed through: (1) the investment of $471.3 million in TD Holding which was contributed as equity to TD Acquisition which then contributed such proceeds as equity to TD Funding Corporation, a wholly-owned subsidiary of TD Acquisition, which merged with and into TransDigm Inc. in connection with the Merger, with TransDigm Inc. continuing as the surviving corporation and a wholly-owned subsidiary of Holdings; (2) $295.0 million of borrowings by TransDigm Inc. under a secured term loan facility; (3) $400.0 million of gross proceeds from the issuance by TransDigm Inc. of 8 3/8% Senior Subordinated Notes due 2011; and (4) the use of TransDigm Inc.'s existing cash balances. Following the Merger, Warburg Pincus, through its direct and indirect ownership, owns a majority of the outstanding common stock of TD Holding. The 8 3/8% Senior Subordinated Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior subordinated basis, by Holdings and all of TransDigm Inc.'s existing domestic subsidiaries.

        The Merger was accounted for as a purchase and fair value adjustments to the Company's assets and liabilities were recorded as of the date of the Merger. $673.4 million of the $800.0 million of goodwill recorded in connection with the Merger will not be deductible for income tax purposes. Holdings consolidated cash flows and results of operations have been included in the accompanying consolidated financial statements of the Successor since the date of the Merger.

        The following table summarizes the fair values assigned to the Company's assets and liabilities in connection with the Merger (in thousands):

Assets:
Current assets	$218,861
Property, plant and equipment	60,732
Goodwill	799,983
Other intangible assets	238,516
Other assets	27,732

Total assets	1,345,824

Liabilities:
Current liabilities	82,100
Long-term debt	692,788
Deferred income taxes	60,472
Other liabilities	3,466

Total liabilities	838,826

TD Holding investment in Holdings	$506,998

        TD Holding's investment in Holdings is comprised of TD Holding's cash equity contribution of $471.3 million plus the $35.7 million fair value of Holdings' stock options rolled over into interests in certain deferred compensation plans of TD Holding (see Note 11) and stock options of TD Holding (see Note 15) in connection with the Merger. The $469.3 million of cash disbursed by TD Holding in connection with the Merger, as reported in the accompanying consolidated statement of cash flows for the period ended September 30, 2003, is comprised of TD Holding's $471.3 million cash equity contribution and $38.2 million of expenditures relating to the Merger made subsequent to July 22, 2003 less $40.2 million of cash balances of Holdings and its subsidiaries acquired in connection with the Merger.

        The following table summarizes the unaudited, consolidated pro forma results of operations of the Company, as if the Merger and the Norco Acquisition (see Note 2) had occurred on the first day of the period presented (in thousands):

October 1, 2002 Through July 22, 2003
Net sales	$248,685
Operating loss	(125,948)
Net loss	(106,800)

        These pro forma results of operations include the effects of: (i) inventory purchase accounting adjustments that were charged to cost of sales in the year following the transactions as the inventory on hand as of the date of the transactions was sold; (ii) additional amortization expense that was recognized from the identifiable intangible assets recorded in accounting for the transactions; (iii) additional depreciation expense resulting from the write-up of the carrying value of property, plant and equipment to fair value in accounting for the transactions; (iv) additional compensation expense that resulted from the new stock option plan (see Note 15) and the deferred compensation plans of TD Holding established in conjunction with the Merger (see Note 11) that cover certain management personnel of the Company; and (v) additional interest expense that resulted from the Company's increased indebtedness resulting from the transactions. This pro forma information is not necessarily indicative of the results that actually would have been obtained if the transactions had occurred as of the beginning of the periods presented and is not intended to be a projection of future results.

        The Company's results of operations for the period ended July 22, 2003 included a one-time charge of $176.0 million ($111.8 million after tax) that was recorded as a result of the Merger and consisted primarily of the following (in thousands):

Predecessor
Compensation costs recognized for stock options redeemed and rolled over in connection with the Merger	$137,538
Premium paid to redeem the 10 3/8% Senior Subordinated Notes	16,595
Write-off of debt issue costs associated with the 10 3/8% Senior Subordinated Notes	9,459
Investment banker fees	8,220
Other fees and expenses	4,191

Total Merger charge	$176,003

2.    ACQUISITIONS

        Eaton—On June 30, 2005, TransDigm Inc., through its wholly-owned subsidiary Skurka Aerospace Inc. ("Skurka"), acquired an aerospace motor product line from Eaton Corporation. The acquired Eaton business has been a long-time supplier of aerospace motors and related products. The motor products are used on a range of commercial aircraft, as well as military programs. The proprietary products, market position, and aftermarket content of the acquired business fit well with TransDigm Inc.'s overall business direction. The motor product line will be consolidated into Skurka's existing aerospace motor business in Camarillo, California. The Company expects that the goodwill recognized in accounting for this acquisition will be deductible for income tax purposes.

        Fluid Regulators—On January 28, 2005, TransDigm Inc. acquired all of the outstanding capital stock of Fluid Regulators Corporation ("FRC") from Esterline Technologies Corporation, for $23.5 million in cash, net of a purchase price adjustment of $0.5 million received in April 2005. FRC designs and manufactures highly engineered flight control and pressure valves used in hydraulic, fuel, lubrication and related applications. The products are used on a wide range of commercial and regional aircraft as well as many corporate and military aircraft. FRC's product characteristics and market position fit well with TransDigm Inc.'s overall direction. In addition, in an attempt to reduce the combined operating costs of FRC and the AeroControlex division of TransDigm Inc., FRC was merged into TransDigm Inc. on September 30, 2005. The purchase price consideration of $23.5 million in cash was funded through the use of the Company's existing cash balances. The Company expects that the goodwill recognized in accounting for this acquisition will not be deductible for income tax purposes.

        Skurka—On December 31, 2004, Skurka acquired certain assets and assumed certain liabilities of Skurka Engineering Company ("Skurka Engineering") for $30.7 million in cash. Skurka Engineering designs and manufactures engineered aerospace components, primarily AC/DC electric motors and transducers. The products are used on a wide range of commercial and military aircraft, ships and ground vehicles. Skurka Engineering's product characteristics and market position fit well with TransDigm Inc.'s overall direction. The purchase price consideration of $30.7 million in cash was funded through the use of the Company's existing cash balances. The Company expects substantially all of the goodwill recognized in accounting for this acquisition to be deductible for income tax purposes.

        The Company accounted for the acquisition of the assets of Skurka Engineering, the stock of FRC and the motor product line (collectively, the "Acquisitions") as a purchase and included the results of operations of the acquired businesses in its consolidated financial statements from the effective date of the applicable acquisition. The Company is in the process of obtaining third-party valuations of certain tangible and intangible assets; thus, the values attributed to acquired assets in the consolidated financial statements are subject to adjustment. Pro forma net sales and results of operations for the Acquisitions, had the Acquisitions occurred at the beginning of the year ended September 30, 2005, are not significant and, accordingly, are not provided.

        Avionic Instruments—On July 9, 2004, TransDigm Inc. acquired all of the outstanding capital stock of Avionic Instruments, Inc. ("Avionic Instruments") and DAC Realty Corp. ("DAC") for approximately $20.9 million in cash, net of a purchase price adjustment of $0.6 million, net of fees, received in April 2005. Avionic Instruments designs and manufactures specialized power conversion devices for a wide range of aerospace applications. These products are used on most commercial and regional transports as well as many corporate and military aircraft. DAC is a realty company that holds title to the real property used in connection with the operation of the business of Avionic Instruments. Avionic Instruments' proprietary products, market position and aftermarket content fit well with the Company's overall business and strategic direction. In addition, the acquisition significantly enhances the Company's existing market position in aerospace power conversion devices.

        The purchase price consideration of $20.9 million in cash was funded through the use of the Company's existing cash balances. The Company accounted for the acquisition as a purchase and has included the results of operations of the acquired company in its consolidated financial statements from the effective date of the acquisition.

        Pro forma net sales and results of operations for this acquisition, had the acquisition occurred at the beginning of the year ended September 30, 2004, are not significant and, accordingly, are not provided.

        Norco—On February 24, 2003, Marathon acquired certain assets and assumed certain liabilities of the Norco, Inc. ("Norco") business from TransTechnology Corporation for $51.0 million in cash (the "Norco Acquisition"). In addition, the Company was required to pay approximately $1.0 million of asset transfer tax payments in accordance with the purchase agreement and, during August 2003, a $1.1 million purchase price adjustment was received by Marathon from TransTechnology Corporation (excluding related fees and expenses of $0.1 million) based on a final determination of working capital as of the closing of the Norco Acquisition.

        Norco is a leading aerospace component manufacturer of proprietary engine hold open mechanisms and specialty connecting devices. Norco's proprietary aerospace components, significant aftermarket sales and large share of niche markets are consistent with the Company's overall business and strategic direction. In addition, as a result of the Norco Acquisition, Marathon reduced the combined operating costs through the relocation of the Norco manufacturing process into its existing Waco, Texas facility. During the fourth quarter of the twelve-month period ended September 30, 2003, the Company relocated Norco's manufacturing operations from Norco's former facility in Connecticut to Marathon's Waco, Texas facility. In connection with this relocation, Norco's lease at its Connecticut facility was cancelled.

        The initial purchase price consideration of $51.0 million in cash, $1.0 million of asset transfer tax payments and $1.0 million of costs associated with the Norco Acquisition were funded through the use of $28.2 million of the Company's existing cash balances and $24.8 million (net of fees of $0.2 million) of borrowings under TransDigm Inc.'s previous senior secured credit facility (the "Old Credit Facility"). All amounts outstanding under the Old Credit Facility were repaid in connection with the consummation of the Merger (see Note 1).

        The Company accounted for the Norco Acquisition as a purchase and included the results of operations of the acquired business in its consolidated financial statements from the effective date of the acquisition. Substantially all of the goodwill recognized in accounting for the Norco Acquisition is deductible for income tax purposes.

        The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed in connection with the Norco Acquisition (in thousands):

Predecessor
Current assets	$8,487
Property, plant and equipment	834
Goodwill	27,981
Other intangible assets	17,137

Total assets acquired	54,439
Total liabilities assumed—current liabilities	2,401

Net assets acquired	$52,038

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Consolidation—The accompanying consolidated financial statements include the accounts of TD Holding and its subsidiaries and, prior to the Merger, the accounts of Holdings and its subsidiaries (Predecessor). All significant intercompany balances and transactions have been eliminated.

        Since the date of the Merger (see Note 1), the accompanying consolidated financial statements include fair value adjustments to assets and liabilities, including inventory, goodwill, other intangible assets and property, plant and equipment and the subsequent impact on cost of sales, amortization and depreciation expenses.

        Revenue Recognition and Related Allowances—The Company recognizes substantially all revenue based upon shipment of products to the customer, at which time title and risk of loss passes to the customer. Substantially all sales are made pursuant to firm, fixed-price purchase orders received from customers. Shipping and handling costs are included in cost of goods sold. Provisions for estimated returns, uncollectible accounts and the cost of repairs under contract warranty provisions are provided for in the same period as the related revenues are recorded and are principally based on historical results modified, as appropriate, by the most current information available. Due to uncertainties in the estimation process, it is possible that actual results may vary from the estimates and the differences could be material.

        Research and Development Costs—The Company expenses research and development costs as incurred. The cost recognized for research and development costs for the years ended September 30, 2005 and September 30, 2004, and the periods ended September 30, 2003 and July 22, 2003 (Predecessor) was approximately $2.5 million, $2.2 million, $0.3 million and $1.5 million, respectively.

        Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

        Marketable Securities—Marketable securities consist of U.S. Treasury Notes, U.S. Government Agency mortgage-backed obligations, corporate bonds and asset backed securities. The Company accounts for its marketable securities under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), which requires that marketable debt and equity securities be adjusted to market value at the end of each accounting period, except in the case of debt securities which a holder has the positive intent and ability to hold to maturity, in which case the debt securities are carried at cost. For marketable debt and equity securities carried at market value, unrealized market value gains and losses are charged or credited to a separate component of stockholders equity ("accumulated other comprehensive loss").

        The Company determines the proper classification of its marketable debt and equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. At September 30, 2004, all marketable securities were designated as available for sale. Accordingly, these securities were stated at market value at September 30, 2004, with unrealized gains and losses reported in accumulated other comprehensive loss. All marketable securities were sold during fiscal 2005. Realized gains and losses on sale of securities, as determined on a specific identification basis, were included in net income.

        Allowance for Uncollectible Accounts—The Company reserves for amounts determined to be uncollectible based on specific identification and historical experience. The allowance also incorporates a provision for the estimated impact of disputes with customers. The determination of the amount of the allowance for doubtful accounts is subject to significant levels of judgment and estimation by management. If circumstances change or economic conditions deteriorate or improve, the allowance for doubtful accounts could increase or decrease.

        Inventories—Inventories are stated at the lower of cost or market. Cost of inventories is determined by the average cost and the first-in, first-out (FIFO) methods. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts. In accordance with industry practice, all inventories are classified as current assets even though a portion of the inventories may not be sold within one year.

        Property, Plant and Equipment—Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives: land improvements from 10 to 20 years, buildings and improvements from 10 to 30 years, machinery and equipment from 3 to 10 years and furniture and fixtures from 3 to 10 years.

        The Company assesses the potential impairment of its property by determining whether the carrying value of the property can be recovered through projected, undiscounted cash flows from future operations over the property's remaining estimated useful life. Any impairment recognized is the amount by which the carrying amount exceeds the fair value of the asset.

        Debt Issue Costs, Premiums and Discounts—The cost of obtaining financing as well as premiums and discounts are amortized using the interest method over the terms of the respective obligations/securities.

        Intangible Assets—Intangible assets consist of identifiable intangibles acquired or recognized in accounting for the Merger and other acquisitions (trademarks, trade names, a license agreement, patented and unpatented technology, trade secrets and order backlog) and goodwill. Goodwill and certain other intangible assets that have indefinite useful lives are not amortized. Instead, they are tested for impairment at least annually. A two-step impairment test is used to identify potential goodwill impairment. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit (as defined) with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired, and the second step of the goodwill impairment test is unnecessary. The second step measures the amount of impairment, if any, by comparing the carrying value of the goodwill associated with a reporting unit to the implied fair value of the goodwill derived from the estimated overall fair value of the reporting unit and the individual fair values of the other assets and liabilities of the reporting unit. The impairment test for indefinite lived intangible assets consists of a comparison between their fair values and carrying values. If the carrying amounts of intangible assets that have indefinite useful lives exceed their fair values, an impairment loss will be recognized in an amount equal to the sum of any such excesses. The Company's annual impairment test of goodwill and intangible assets that have indefinite useful lives is performed as of its fiscal year end.

        The Company assesses the recoverability of its amortizable intangible assets by determining whether the amortization over their remaining lives can be recovered through projected, undiscounted, cash flows from future operations.

        Stock Option and Deferred Compensation Plans—Prior to the Merger, the Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and related interpretations in accounting for its stock option plans. No compensation cost was recognized for Holdings' stock option plans because the exercise price of the options issued equaled the fair value of the common stock on the grant date. In connection with the Merger, Holdings' outstanding stock options were either cancelled in return for cash consideration or exchanged for a combination of stock options of TD Holding and interests in certain deferred compensation plans of TD Holding.

        Effective with the consummation of the Merger and the issuance of the TD Holding stock options described above, the Company adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which requires the measurement of compensation expense under a stock option plan to be based on the estimated fair values of the awards under the plan on the grant dates and amortizes the expense over the options' vesting periods. In addition, the Company accounts for the cost of the deferred compensation plans in accordance with Opinion No. 12 of the Accounting Principles Board, which requires the cost of deferred compensation arrangements to be accrued over the service period of the related employees in a systematic and rational manner.

        Earnings Per Share—The Company is required to report both basic earnings per share ("EPS"), based upon the weighted average number of common shares outstanding, and diluted EPS, based on the basic EPS adjusted for all potentially dilutive shares issuable. The calculation of EPS is disclosed in Note 13.

        Income Taxes—The Company accounts for income taxes using an asset and liability approach. Deferred taxes are recorded for the difference between the book and tax basis of various assets and liabilities. A valuation allowance is provided when it is more likely than not that some or all of a deferred tax asset will not be realized.

        Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Comprehensive Income (Loss)—The term "comprehensive income (loss)" represents the change in stockholders equity/(deficiency) from transactions and other events and circumstances resulting from non-shareholder sources. The Company's accumulated other comprehensive loss, consisting principally of its minimum pension liability adjustment, is reported separately in the accompanying consolidated statements of changes in stockholders equity/(deficiency), net of taxes of $0.2 million, $0.1 million, $0.1 million, and $0.1 million for the years ended September 30, 2005 and September 30, 2004, the period from July 23, 2003 through September 30, 2003, and the period from October 1, 2002 through July 22, 2003 (Predecessor), respectively.

        Segment Reporting—The Company's principal business, aircraft component designer, producer and supplier, is reported as one segment. Substantially all of the Company's operations and assets are located within the United States.

        Reclassifications—Certain reclassifications have been made to the accompanying consolidated financial statements and footnote disclosures for fiscal year 2004 and the periods ended July 22, 2003 and September 30, 2003 to conform to the classifications used for the year ended September 30, 2005.

4.    MARKETABLE SECURITIES

        There were no marketable securities at September 30, 2005. At September 30, 2004 marketable securities consisted of the following (in thousands):

		Gross Unrealized
	Cost	Gains	Losses	Fair Value
Debt securities:
U.S. Treasury Notes	$19,212	$15	$13	$19,214
U.S. Government Agency mortgage-backed securities	11,055	13	20	11,048
Corporate bonds	8,689	3	71	8,621
Asset backed securities	11,715	24	21	11,718

Total	$50,671	$55	$125	$50,601

        Proceeds from the sale/maturity of marketable securities were $116.0 and $44.0 million during the years ended September 30, 2005 and September 30, 2004, respectively. Gross realized losses for the years ended September 30, 2005 and September 30, 2004 were $0.8 million and $0.1 million, respectively. The Company had no realized gains or losses from the sale/maturity of marketable securities during the periods ended July 22, 2003 (Predecessor) and September 30, 2003.

5.    SALES AND TRADE ACCOUNTS RECEIVABLE

        Sales—The Company's sales and receivables are concentrated in the aerospace industry. The Company's customers include distributors of aftermarket components, as well as commercial airlines, aircraft maintenance facilities, systems suppliers, and aircraft and engine original equipment manufacturers.

        For the year ended September 30, 2005, three customers accounted for approximately 11%, 10% and 9% of the Company's net sales, respectively. For the year ended September 30, 2004, three customers accounted for approximately 13%, 12% and 9% of the Company's net sales, respectively. For the period ended September 30, 2003, one customer accounted for approximately 13% and two customers each accounted for approximately 8% of the Company's net sales. For the period ended July 22, 2003, three customers accounted for approximately 14%, 12% and 10% of the Company's net sales, respectively. Export sales to customers, primarily in Western Europe, Canada and Asia, were $81.5 million during fiscal 2005, $69.9 million during fiscal 2004, $14.0 million during the period ended September 30, 2003 and $73.8 million during the period ended July 22, 2003 (Predecessor).

        Trade Accounts Receivable—Trade accounts receivable consist of the following at September 30 (in thousands):

	2005	2004
Due from U.S. government or prime contractors under U.S. government programs	$7,224	$7,488
Commercial customers	57,440	37,865
Allowance for uncollectible accounts	(1,110)	(864)

Trade accounts receivable—net	$63,554	$44,489

        Approximately 34% of the Company's trade accounts receivable at September 30, 2005 was due from four customers. In addition, approximately 23% of the Company's trade accounts receivable was due from entities that principally operate outside of the United States. Credit is extended based on an evaluation of each customer's financial condition and collateral is generally not required.

6.    INVENTORIES

        Inventories consist of the following at September 30 (in thousands):

	2005	2004
Work-in-progress and finished goods	$40,234	$36,728
Raw materials and purchased component parts	42,581	34,314

Total	82,815	71,042
Reserve for excess and obsolete inventory	(6,738)	(6,657)

Inventories—net	$76,077	$64,385

7.    PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consist of the following at September 30 (in thousands):

	2005	2004
Land and improvements	$9,055	$8,886
Buildings and improvements	25,666	22,388
Machinery, equipment and other	45,283	36,459
Construction in progress	1,891	2,398

Total	81,895	70,131
Accumulated depreciation	(18,271)	(9,314)

Property, plant and equipment—net	$63,624	$60,817

8.    INTANGIBLE ASSETS

        Intangibles assets subject to amortization consisted of the following at September 30 (in thousands):

	2005
	Gross Carrying Amount	Accumulated Amortization	Net
Unpatented technology	$90,786	$8,488	$82,298
License agreement	9,373	1,150	8,223
Trade secrets	11,772	1,159	10,613
Patented technology	1,498	387	1,111
Order backlog	9,245	8,807	438
Other	1,827	56	1,771

Total	$124,501	$20,047	$104,454

	2004
	Gross Carrying Amount	Accumulated Amortization	Net
Unpatented technology	$85,186	$4,363	$80,823
License agreement	9,468	625	8,843
Trade secrets	11,772	623	11,149
Patented technology	1,345	209	1,136
Order backlog	7,630	6,480	1,150

Total	$115,401	$12,300	$103,101

        The total carrying amount of identifiable intangible assets not subject to amortization consisted of trademarks and trade names in the amount of $125.5 million at September 30, 2005 and September 30, 2004. The Company performed its annual impairment test of goodwill and intangible assets that have indefinite lives as of September 30, 2005 and 2004 and determined that no impairment had occurred.

        Intangible assets acquired during the year ended September 30, 2005 were as follows (in thousands):

	Year Ended September 30, 2005
	Cost	Amortization Period
Intangible assets not subject to amortization:
Goodwill	$41,207	None
Intangible assets subject to amortization:
Unpatented technology	5,600	20 years
Order backlog	1,615	1 year
Other	1,600	7 year

	8,815	14 years

Total	$50,022

        The changes in the carrying amount of goodwill for the period October 1, 2002 through July 22, 2003, the period July 23, 2003 through September 30, 2003 and the fiscal years ended September 30, 2004 and 2005 were as follows (in thousands):

Balance as of October 1, 2002 (Predecessor)	$158,453
Goodwill acquired during the period	27,981
Other	(14)

Balance as of July 22, 2003 (Predecessor)	186,420
Additional goodwill recognized in accounting for the Merger (Note 1)	621,294

Balance as of September 30, 2003	807,714
Goodwill acquired during the year	12,477
Reduction in goodwill recognized in accounting for the Merger (Note 1)	(7,731)

Balance as of September 30, 2004	812,460
Goodwill acquired during the year (Note 2)	41,207
Other	2,017

Balance as of September 30, 2005	$855,684

        Information regarding the amortization expense of amortizable intangible assets is detailed below (in thousands):

Aggregate amortization expense:
Year ended September 30, 2005	$7,747
Year ended September 30, 2004	10,325
Period ended September 30, 2003	1,975
Period ended July 22, 2003 (Predecessor)	945
Estimated amortization expense for the years ending September 30:
2006	$6,099
2007	5,661
2008	5,661
2009	5,549
2010	5,512

9.    ACCRUED LIABILITIES

        Summary—Accrued liabilities consist of the following at September 30 (in thousands):

	2005	2004
Interest	$70,109	$7,844
Deferred compensation obligations	29,736	—
Compensation and related benefits	8,858	6,533
Income taxes payable	2,881	146
Estimated losses on uncompleted contracts	2,361	3,450
Product warranties	2,789	2,829
Sales returns and rebates	739	881
Professional services	940	1,573
Other	2,012	1,639

Total	$120,425	$24,895

        Product Warranties—The Company provides limited warranties in connection with the sale of its products. The warranty period for products sold varies among the Company's operations, ranging from 90 days to five years; however, the warranty period for the majority of the Company's sales generally does not exceed one year. A provision for the estimated cost to repair or replace the products is recorded at the time of sale and periodically adjusted to reflect actual experience. The following table presents a reconciliation of changes in the product warranty liability for the periods indicated below (in thousands):

				Predecessor
			July 8, 2003 (Date of Formation) Through September 30, 2003
	Year Ended September 30, 2005	Year Ended September 30, 2004		October 1, 2002 Through July 22, 2003
Liability balance at beginning of period	$2,829	$3,070	$2,738	$2,356
Product warranty provision	1,512	1,350	758	1,455
Warranty costs incurred	(1,985)	(1,957)	(426)	(1,073)
Acquisitions	433	366	—	—

Liability balance at end of period	$2,789	$2,829	$3,070	$2,738

10.    DEBT

        Summary—The Company's long-term debt consists of the following at September 30 (in thousands):

	2005	2004
Term loans	$289,849	$292,791
8 3/8% Senior Subordinated Notes due 2011	400,000	400,000
12% Senior Unsecured Promissory Notes due 2008	199,997	199,997

Total debt	889,846	892,788
Current maturities (Note 12)	(2,943)	(2,943)

Long-term portion	$886,903	$889,845

        Revolving Credit Facility and Term Loans—In connection with the Merger (see Note 1), all of TransDigm Inc.'s borrowings (term loans) under the Old Credit Facility were repaid and a new senior secured credit facility was obtained. On April 1, 2004, TransDigm Inc.'s senior secured credit facility was amended and restated to refinance approximately $294 million of term loans then outstanding. TransDigm Inc.'s new amended and restated senior secured credit facility (the "Amended and Restated Senior Credit Facility") totals $394 million, which consists of (1) a $100 million revolving credit line (including a letter of credit sub-facility of $15 million) maturing in July 2009 and (2) a $294 million term loan facility maturing in July 2010. At September 30, 2005, TransDigm Inc. had a $0.85 million letter of credit outstanding and $99.15 million of borrowings available under the Amended and Restated Senior Credit Facility.

        The interest rates per annum applicable to loans, other than swingline loans, under the Amended and Restated Senior Credit Facility are, at TransDigm Inc.'s option, equal to either an alternate base rate or an adjusted LIBO rate for one, two, three or six-month interest periods selected by TransDigm Inc., in each case, plus an applicable margin percentage. The applicable margin percentage is a percentage per annum equal to (1) 1.25% for alternate base rate term loans, (2) 2.25% for adjusted LIBO rate term loans and (3) in the case of alternate base rate revolving loans and adjusted LIBO rate revolving loans, a percentage ranging from 1.75% to 2.50% (in the case of alternate base rate revolving loans) and 2.75% to 3.50% (in the case of adjusted LIBO rate revolving loans), in each case depending upon the leverage ratio of TransDigm Inc. as of the relevant date of determination. The weighted average interest rate on outstanding borrowings under the Amended and Restated Senior Credit Facility at September 30, 2005 was 5.8%.

        The Amended and Restated Senior Credit Facility is subject to mandatory prepayment with a defined percentage of net proceeds from certain asset sales, insurance proceeds or other awards that are payable in connection with the loss, destruction or condemnation of any assets, certain new debt and equity offerings and 50% of excess cash flow (as defined in the Amended and Restated Senior Credit Facility) over a predetermined amount defined in the Amended and Restated Senior Credit Facility. The first fiscal year for which excess cash flow may be calculated is the fiscal year ending September 30, 2006.

        All obligations under the Amended and Restated Senior Credit Facility are guaranteed by Holdings and each of the domestic subsidiaries, direct and indirect, of TransDigm Inc.. The indebtedness outstanding under the Amended and Restated Senior Credit Facility is secured by a pledge of the stock of TransDigm Inc. and all of its domestic subsidiaries and a perfected lien and security interest in substantially all of the assets (tangible and intangible) of TransDigm Inc., its direct and indirect subsidiaries and Holdings. The agreement also contains a number of restrictive covenants that, among other things, restrict Holdings, TransDigm Inc. and their subsidiaries from various actions, including mergers and sales of assets, use of proceeds, granting of liens, incurrence of indebtedness, voluntary prepayment of indebtedness, capital expenditures, payment of dividends, repurchase of capital stock, business activities, investments and acquisitions, and transactions with affiliates. The agreement also requires TransDigm Inc. to comply with certain financial covenants pertaining to fixed charge coverage, interest coverage and leverage. TransDigm Inc. was in compliance with all financial covenants of the Amended and Restated Senior Credit Facility as of September 30, 2005. TransDigm Inc.'s scheduled term loan principal repayments are $2.94 million annually in fiscal years 2006 through 2009 and $278.08 million in fiscal year 2010.

        Senior Subordinated Notes—In connection with the Merger (see Note 1), all of TransDigm Inc.'s 10 3/8% Senior Subordinated Notes were either repaid or defeased and $400 million of new 8 3/8% Senior Subordinated Notes due July 15, 2011 (the "Notes") were issued to assist in financing the Merger. The Notes are unsecured obligations of TransDigm Inc. ranking subordinate to TransDigm Inc.'s senior debt, as defined in the indenture governing the Notes. Interest under the Notes is payable semi-annually.

        The Notes are redeemable by TransDigm Inc. after July 15, 2006, in whole or in part, at specified redemption prices, which decline from 106.281% to 100% over the remaining term of the Notes, plus accrued and unpaid interest. Prior to July 15, 2006, TransDigm Inc. may redeem specified percentages of the Notes from the proceeds of equity offerings at a redemption price of 108.375% plus accrued and unpaid interest. If a Change in Control (as defined in the indenture governing the Notes) occurs, the holders of the Notes will have the right to demand that TransDigm Inc. redeem the Notes at a purchase price equal to 101% of the principal amount of the Notes plus accrued and unpaid interest. The indenture governing the notes contains a number of restrictive covenants that, among other things, restrict TransDigm Inc. and its restricted subsidiaries from various actions, including incurring or guaranteeing additional debt, issuing preferred stock of restricted subsidiaries, paying dividends or making other equity distributions, purchasing or redeeming capital stock, making certain investments, entering into arrangements that restrict dividends from restricted subsidiaries, engaging in transactions with affiliates, selling or otherwise disposing of assets and merging into or consolidating with another entity.

        The Notes are fully and unconditionally guaranteed by Holdings and all direct and indirect subsidiaries of TransDigm Inc. (other than one wholly-owned, non-guarantor subsidiary that has inconsequential assets, liabilities and equity) on a senior subordinated basis. The guarantee given by Holdings and the direct and indirect subsidiaries of TransDigm Inc. (other than the subsidiary noted above) of the 8 3/8% Senior Subordinated Notes is subordinated to the guarantees issued by such entities in respect of TransDigm Inc.'s borrowings under the Amended and Restated Senior Credit Facility.

        The approximate $2.2 million of 10 3/8% Senior Subordinated Notes not repaid in connection with the Merger were defeased by TransDigm Inc. on July 22, 2003 by depositing sufficient cash with the trustee to enable the trustee to repay the notes on December 1, 2003, the first date on which the 10 3/8% Senior Subordinated Notes could be redeemed. Because TransDigm Inc. had not been legally released from being the primary obligor under the defeased notes as of September 30, 2003, the defeased notes were not considered extinguished by TransDigm Inc. until they were repaid in December 2003.

        Senior Unsecured Promissory Notes—In connection with the initial funding of TD Holding (see Note 1), TD Holding issued approximately $200 million of senior unsecured promissory notes due July 22, 2008 (the "Senior Unsecured Promissory Notes"). As discussed in Note 21, the Senior Unsecured Promissory Notes were repaid in their entirety on November 10, 2005. Interest on the Senior Unsecured Promissory Notes accrued at an annual fixed rate of 12% (compounding semi-annually) and was payable on the maturity date of the notes or the earlier prepayment thereof The Senior Unsecured Promissory Notes were not guaranteed by Holdings or its subsidiaries and the provisions of the Amended and Restated Senior Credit Facility and the indenture that governs the 8 3/8% Senior Subordinated Notes restricted certain payments to TD Holding from Holdings, TransDigm Inc. and its subsidiaries.

        See Note 21 for information regarding certain indebtedness incurred by TD Holding on November 10, 2005.

11.    RETIREMENT PLANS

        Defined Benefit Pension Plans—The Company has two non-contributory defined benefit pension plans, which together cover certain union employees. The plans provide benefits of stated amounts for each year of service. The Company's funding policy is to contribute actuarially determined amounts allowable under Internal Revenue Service regulations.

        The Company uses a September 30th measurement date for its defined benefit pension plans.

        Obligations and funded status for the defined benefit plans is provided below (in thousands):

	Years Ended September 30,
	2005	2004
Change in benefit obligation:
Benefit obligation, beginning of year	$6,897	$6,562
Service cost	86	78
Interest cost	395	380
Benefits paid	(391)	(372)
Actuarial losses	396	249

Benefit obligation, end of year	$7,383	$6,897

	Years Ended September 30,
	2005	2004
Change in plan assets:
Fair value of plan assets, beginning of year	$5,303	$5,080
Actual return on plan assets	220	213
Employer contribution	573	382
Benefits paid	(391)	(372)

Fair value of plan assets, end of year	$5,705	$5,303

	September 30,
	2005	2004
Funded status at September 30:
Funded status	$(1,678)	$(1,594)
Unamortized actuarial losses	818	439

Net amount recognized	$(860)	$(1,155)

	September 30,
	2005	2004
Amounts recognized in the consolidated balance sheets at September 30 consist of:
Unamortized prior service cost	$227	$—
Accrued liabilities	(480)	(572)
Other non-current liabilities (Note 12)	(1,198)	(1,022)
Accumulated other comprehensive loss	591	439

Net amount recognized	$(860)	$(1,155)

        The Company's accumulated benefit obligation for its defined benefit pension plans was $7.4 million and $6.9 million as of September 30, 2005 and 2004, respectively.

				Predecessor
			July 8, 2003 (Date of Formation) Through September 30, 2003
	Year Ended September 30, 2005	Year Ended September 30, 2004		October 1, 2002 Through July 22, 2003
Components of net periodic benefit cost:
Service cost	$86	$78	$14	$72
Interest cost	395	380	63	306
Expected return on plan assets	(262)	(252)	(42)	(243)
Net amortization and deferral	58	33	5	116

Net periodic pension cost	$277	$239	$40	$251

	September 30,
	2005	2004	2003
Weighted-average assumptions as of September 30:
Discount rate	5.50%	5.75%	5.75%
Expected return on plan assets	4.50%	5.00%	5.00%

        The plans' assets consist of guaranteed investment contracts with an insurance company. It is the objective of the plan sponsor to ensure that the funds of the plans are prudently invested to preserve capital and provide necessary liquidity, while maximizing earnings. The Company's expected return on plan assets is based on the return of the guaranteed investment contracts.

        Contributions:    The Company expects to contribute $0.5 million to its pension plans in fiscal 2006.

  Estimated Future Benefit Payments:

        The following pension plan benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

Years Ending September 30,
2006	$436
2007	431
2008	432
2009	436
2010	430
2011–2015	2,613

        Defined Contribution Plans—The Company also sponsors certain defined contribution employee savings plans that cover substantially all of the Company's non-union employees. Under the plans, the Company contributes a percentage of employee compensation and matches a portion of employee contributions. The cost recognized for such contributions for the years ended September 30, 2005 and September 30, 2004 and the periods ended September 30, 2003 and July 22, 2003 (Predecessor) was approximately $1.8 million, $1.8 million $0.3 million, and $1.6 million, respectively.

        Deferred Compensation Plans—Prior to the termination of the deferred compensation plans discussed in Note 21, certain management personnel of the Company participated in one or both of two deferred compensation plans of TD Holding that were established in connection with the Merger. Vested interests in a rollover deferred compensation plan equal to approximately $17.8 million of the $35.7 million fair value of the stock options rolled over in connection with the Merger were issued as partial compensation in exchange for such options (see Note 1). Management's interest in the rollover deferred compensation plan accreted at a rate of 12% per annum. Notional interests in a management deferred compensation plan were also issued to certain management personnel in connection with the Merger. The vesting provisions of the management deferred compensation plan were identical to the vesting provisions contained in the TD Holding stock option plan and were based on the achievement of time and performance criteria over a five-year period. Management's interests in the management deferred compensation plan were initially valued at zero and accreted at a rate equal to 11.1% of the sum of the interest accrued on the Senior Unsecured Promissory Notes and the notional interest credited under the rollover deferred compensation plan. The cost recognized for the plans totaled $5.8 million for the year ended September 30, 2005, $5.6 million for the year ended September 30, 2004 and $0.9 million for the period ended September 30, 2003. The vested obligations under the deferred compensation plans represented obligations of TD Holding and were not guaranteed by Holdings or any of its subsidiaries.

        See Note 21 for information regarding the adoption of a new deferred compensation plan.

12.    OTHER LIABILITIES

        Current Portion of Long-Term Liabilities—The current portion of long-term liabilities consists of the following at September 30 (in thousands):

	2005	2004
Current portion of long-term debt (Note 10)	$2,943	$2,943
Current portion of license agreement obligation	—	1,488

Current portion of long-term liabilities	$2,943	$4,431

        Other Non-Current Liabilities—Other non-current liabilities consist of the following at September 30 (in thousands):

	2005	2004
Accrued pension costs (Note 11)	$1,198	$1,022
Obligation under license agreement (net of imputed interest of $12 in fiscal 2004)	—	1,488
Deferred compensation obligations (Note 11)	—	23,950
Interest Accrued on Senior Unsecured Promissory Notes (Note 10)	—	30,400
Other	1,803	1,817

Total	3,001	58,677
Current portion of license agreement obligation	—	(1,488)

Other non-current liabilities	$3,001	$57,189

13.    EARNINGS PER SHARE CALCULATION

        The following table sets forth the computation of basic and diluted earnings per share:

				Predecessor
			July 8, 2003 (Date of Formation) Through September 30, 2003
	Year Ended September 30, 2005	Year Ended September 30, 2004		October 1, 2002 Through July 22, 2003
	(in thousands, except per share data)
Basic Earnings Per Share Computation:
Net income (loss)	$34,687	$13,622	$(5,759)	$(69,969)
Cumulative redeemable preferred stock dividends	—	—	—	(2,443)
Accretion for original issuance discount on cumulative redeemable preferred stock	—	—	—	(226)

Income (loss) available to common stockholders	$34,687	$13,622	$(5,759)	$(72,638)

Weighted average common shares outstanding	295.5	295.4	291.5	119.8

Basic earnings (loss) per share	$117.40	$46.11	$(19.75)	$(606.38)

Diluted Earnings Per Share Computation:
Income (loss) available to common stockholders	$34,687	$13,622	$(5,759)	$(72,638)

Weighted-average common shares outstanding	295.5	295.4	291.5	119.8
Effect of dilutive options outstanding	15.5	14.1	—	—

Total weighted-average shares outstanding	311.0	309.5	291.5	119.8

Diluted earnings (loss) per share	$111.53	$44.01	$(19.75)	$(606.38)

        There were approximately 48,869 stock options outstanding at September 30, 2003 excluded from the diluted earnings computation due to the anti-dilutive effect of such options.

14.    INCOME TAXES

        Prior to the Merger, Holdings filed its own consolidated federal income tax return. For periods subsequent to the Merger, Holdings, TransDigm Inc. and its subsidiaries file a consolidated federal income tax return with TD Holding. Accordingly, Holdings, TransDigm Inc. and its subsidiaries have entered into a tax sharing agreement with TD Holding under which each company's federal income tax liability for any period will equal the lesser of (1) each company's U.S. federal income taxes that would be payable by such company had the company filed a separate income tax return for that fiscal year based on the company's separate taxable income; or (2) the product of (a) the affiliated group of corporations consisting of TD Holding, as the common parent, and each company's actual consolidated

U.S. federal tax liability for such fiscal year and (b) a fraction, the numerator of which is such company's separate tax return liability for that fiscal year and the denominator of which is the sum of each company's separate tax return liability for that fiscal year.

        The Company's income tax provision (benefit) consists of the following for the periods shown below (in thousands):

			July 8, 2003 (Date of Formation) Through September 30, 2003	Predecessor
	Year Ended September 30, 2005	Year Ended September 30, 2004		October 1, 2002 Through July 22, 2003
Current	$21,934	$3,976	$285	$(20,308)
Deferred	(2,956)	(10,579)	(4,174)	(5,990)
Net operating loss and tax credit carryforwards	3,649	13,285	(81)	(14,403)

Total	$22,627	$6,682	$(3,970)	$(40,701)

        The differences between the income tax provision (benefit) at the federal statutory income tax rate and the tax provision (benefit) shown in the accompanying consolidated statements of operations for the periods shown below are as follows (in thousands):

				Predecessor
			July 8, 2003 (Date of Formation) Through September 30, 2003
	Year Ended September 30, 2005	Year Ended September 30, 2004		October 1, 2002 Through July 22, 2003
Tax at statutory rate of 35%	$20,042	$7,106	$(3,405)	$(38,735)
State and local income taxes	2,012	911	(257)	(5,379)
Change in valuation allowance resulting from change in Ohio Tax Code	1,318	—	—	—
Nondeductible Merger expenses	—	—	—	4,236
Nondeductible goodwill amortization and interest expense	—	—	—	24
Research and development credits	(550)	(375)	(225)	(300)
Benefit from foreign sales	(698)	(1,146)	(158)	(1,207)
Other—net	503	186	75	660

Income tax provision (benefit)	$22,627	$6,682	$(3,970)	$(40,701)

        The components of the deferred taxes at September 30 consist of the following (in thousands):

	2005	2004
Deferred tax assets:
Employee compensation and other accrued obligations	$14,892	$17,658
Interest accrued on Senior Unsecured Promissory Notes	9,700	4,918
Net operating loss and tax credit carryforwards—federal and state income taxes	4,094	7,009
Estimated losses on uncompleted contracts	581	1,375
Inventory	2,130	1,670
Employee benefits	7,558	1,699
Sales returns and repairs	1,116	1,308
Other accrued liabilities	439	1,358
Transaction costs	1,494	2,433

Total deferred tax assets	42,004	39,428
Less valuation allowance	(2,729)	(750)

Total deferred tax assets	39,275	38,678

Deferred tax liabilities:
Intangible assets	81,362	79,325
Property, plant and equipment	10,117	9,670

Total deferred tax liabilities	91,479	88,995

Total net deferred tax liabilities	$52,204	$50,317

        The Company's net operating loss carryforwards as of September 30, 2005 expire as follows (in thousands):

Fiscal Year of Expiration	Federal	State	Local
2008	$—	$—	$70,853
2009	—	—	328
2013	—	12,758	—
2023	—	31,423	—

        The $70,853 of local net operating losses have only a 5 year carryforward period and it is unlikely that the Company will be able to utilize the entire balance by the expiration of the carryforward period. Therefore, a valuation allowance has been established equal to the amount of the net operating loss that the Company believes will not be utilized. It is also unlikely that the $31,423 of state net operating losses will be utilized by the Company prior to 2023 because a change in the Ohio tax law eliminates the corporate income tax and replaces it with a commercial activity tax by 2010. Again, a valuation allowance has been established that is equal to the amount of the net operating loss that the Company believes will not be utilized.

15.    CAPITAL STOCK, WARRANT, AND OPTIONS

        Capital Stock—Authorized capital stock of TD Holding consists of 1.5 million shares of $.01 par value common stock and 1.0 million shares of $.01 par value preferred stock. The total number of shares of common stock of TD Holding outstanding at September 30, 2005 and 2004 was 295,465, respectively. There were no shares of preferred stock outstanding at September 30, 2005 and 2004. The terms of the preferred stock have not been established.

        Under certain circumstances, management personnel of the Company who own shares of TD Holding common stock or vested options to purchase shares of TD Holding common stock have put rights and TD Holding has call rights if their employment with the Company is terminated. The funds necessary to satisfy a properly executed put or call right are expected to be transferred to TD Holding by TransDigm Inc., if permitted under restrictions regarding the repurchase of capital stock contained in TransDigm Inc.'s long-term debt agreements (see Note 10). Under TD Holding's Management Stockholders' Agreement, if TD Holding is unable to access sufficient funds to enable it to repurchase the stock or vested options, TD Holding will not make such purchase until all prohibitions lapse, and will then pay such management shareholder, in addition to the repurchase price, a specified rate of interest on the repurchase price.

        Common Stock Options Issued by TD Holding—In conjunction with the Merger, certain executives and key employees of the Company were granted stock options under a stock option plan of TD Holding. In addition to the stock options issued under the plan covering the Company's employees, a member of the Company's board of directors has also been granted stock options of TD Holding. TD Holding has reserved 61,210 shares of its common stock for issuance to the Company's employees under the plans, 55,014 of which had been issued as of September 30, 2005. The options generally vest upon: (1) the achievement of certain earnings targets, (2) a change in the control of TD Holding, or (3) certain specified dates in the option agreements. Unless terminated earlier, the options expire ten years from the date of grant.

        The Company accounts for the TD Holding stock option activity in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, and, accordingly, measures compensation expense under the plan based on the estimated fair value of the awards on the grant dates and amortizes the expense over the options' vesting periods. The fair value of the option awards is determined using the Black-Scholes option pricing model and the following assumptions: risk-free interest rate ranging from 2.5% to 4.10%, expected option life ranging from four to five years and no expected volatility or dividend yield.

        Option activity was as follows during the fiscal years ended September 30, 2005 and September 30, 2004 and the period from July 23, 2003 through September 30, 2003:

	Year Ended September 30, 2005		Year Ended September 30, 2004		July 23, 2003 Through September 30, 2003
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of period	48,239	$718	48,869	$702	—	$—
Granted in exchange for rollover stock options (Note 1)	—	—	—	—	25,870	307
Granted following closing of Merger	3,094	1,555	1,400	1,000	26,433	1,000
Exercised/cancelled	—	—	(2,030)	535	(3,434)	20

Outstanding at end of period	51,333	768	48,239	718	48,869	702

Exercisable at end of period	31,174	604	26,915	494	25,301	424

        During the fiscal years ended September 30, 2005 and September 30, 2004 and the period from July 23, 2003 through September 30, 2003, the weighted average fair value of each option granted was $218, $139 and $118, respectively. Non-cash stock option compensation expense recognized during these periods was $0.7 million, $0.6 million and $0.1 million, respectively.

        The following table summarizes information about stock options outstanding at September 30, 2005:

	Options Outstanding
Exercise Price	Outstanding	Weighted- Average Remaining Contractual Life (In Years)	Number Exercisable
$ 67.27	184	4.25	184
112.67	633	4.25	633
118.72	1,739	4.25	1,739
349.79	4,160	4.25	4,160
353.07	1,986	4.25	1,986
355.84	6,036	4.25	6,036
356.07	1,487	4.25	1,487
396.88	1,252	4.83	1,252
470.87	642	5.57	642
501.14	2,622	6.59	2,622
507.42	134	6.80	134
867.75	431	7.15	431
1,000.00	26,933	7.86	8,389
1,275.00	1,900	9.25	285
2,000.00	1,194	4.90	1,194

	51,333		31,174

        At September 30, 2005, 6,196 remaining options were available for award under TD Holding's stock option plan.

        Common Stock Options Issued by Holdings—Prior to the Merger, Holdings granted options to purchase common stock to certain employees of TransDigm Inc. Such options generally vested upon the passage of time and/or Holdings' attainment of certain financial targets, including a "change in control," if any, on or prior to September 30, 2003, pursuant to which certain investor return targets were satisfied. These investor return targets were satisfied in connection with the Merger and all unvested stock options became vested. In addition, in conjunction with the Merger, all of Holdings' stock options were either cancelled in return for cash consideration or exchanged for a combination of stock options of TD Holding and interests in deferred compensation plans of TD Holding.

        A summary of the status of Holdings' stock option plans for the period October 1, 2002 through July 22, 2003 is presented below:

	Predecessor
	October 1, 2002 Through July 22, 2003
	Shares	Weighted- Average Exercise Price
Outstanding at beginning of period	31,706	$698
Granted	400	2,580
Exercised/cancelled	(32,106)	722

Outstanding at end of period	—	—

Exercisable at end of period	—	—

        The Company applied APB No. 25 and related interpretations in accounting for stock options that were outstanding prior to the Merger. No compensation cost was recognized for such stock options prior to the Merger because the exercise price of the options equaled the fair value of the common stock on the grant date. The exchange of stock options for cash consideration, stock options of TD Holding and an interest in a rollover TD Holding deferred compensation plan in conjunction with the Merger resulted in the recognition of $137.5 million of compensation expense under the provisions of APB No. 25 during the period ended July 22, 2003. Had compensation cost for Holdings' stock option plan been determined based on the fair value of awards granted under such plans consistent with the method specified in SFAS No. 123, the effect on the Company's net loss for the period from October 1, 2002 through July 22, 2003 would not have been material.

        Warrant to Purchase Common Stock—At September 30, 2002, a warrant to purchase 1,381.87 shares of Holdings' common stock was outstanding. The warrant was issued in connection with the acquisition of Champion Aerospace Inc. in fiscal 2001 and was recorded at its estimated fair value at the date of issuance. The warrant was exercised in connection with the Merger at an exercise price of $.01 per share and the related common stock was cancelled in exchange for cash consideration of approximately $6.9 million.

        Cumulative Redeemable Preferred Stock—At September 30, 2002, the authorized preferred stock of Holdings consisted of 75,000 shares of 16% cumulative redeemable preferred stock with a par value of $.01 per share. As of September 30, 2002, 17,496 shares of the preferred stock were issued and outstanding. Preferred stock issued by Holdings had a stated liquidation preference of $1,000 per share. Dividends accrued and accumulated at 16% per annum, based on the liquidation preference amount, and were payable semi-annually in cash or delivery of additional shares of preferred stock. The recorded value of the preferred stock at September 30, 2002 included $0.9 million of accrued dividends that were paid-in-kind, and was net of remaining, unamortized original issuance discount and issuance costs of $2.3 million. The preferred stock was cancelled in connection with the Merger in exchange for cash consideration of approximately $21.1 million.

16.    LEASES

        TransDigm Inc. leases office space for its corporate headquarters. TransDigm Inc. also leases two manufacturing facilities. The office space leases require rental payments of $0.1 million per year through fiscal 2011. TransDigm Inc. may also be required to share in the operating costs of the facility under certain conditions. The facility leases require annual rental payments ranging from approximately $1.3 million to $1.4 million through January 2013. TransDigm Inc. also has commitments under operating leases for vehicles and equipment. Rental expense under operating leases was $1.9 million for the year ended September 30, 2005, $1.4 million for the year ended September 30, 2004, $0.5 million during the period from July 8, 2003 through September 30, 2003 and $1.2 million during the period from October 1, 2002 through July 22, 2003 (Predecessor). Future, minimum rental commitments at September 30, 2005 under operating leases having initial or remaining non-cancelable lease terms exceeding one year are $2.2 million in fiscal 2006, $2.2 million in fiscal 2007, $1.6 million in fiscal 2008, $1.5 million in fiscal 2009, $1.1 million in fiscal 2010, and $2.0 million thereafter.

17.    FAIR VALUE OF FINANCIAL INSTRUMENTS

        The Company has various financial instruments, including cash and cash equivalents, marketable securities (see Note 4), accounts receivable and payable, accrued liabilities and long-term debt. The carrying value of the Company's cash and cash equivalents, accounts receivable and payable, and accrued liabilities approximates their fair value due to the short-term maturities of these assets and liabilities. The Company also believes that the aggregate fair value of its term loan under the Amended and Restated Senior Credit Facility approximates its carrying amount because the interest rates on the debt are reset on a frequent basis to reflect current market rates. The estimated fair value of TransDigm Inc.'s 8 3/8% Senior Subordinated Notes approximated $422.0 million at September 30, 2005 based upon the quoted market prices.

18.    CONTINGENCIES

        During the ordinary course of business, the Company is from time to time threatened with, or may become a party to, legal actions and other proceedings. While the Company is currently involved in certain legal proceedings, it believes the results of these proceedings will not have a material adverse effect on its financial condition, results of operations, or cash flows. The Company believes that, where applicable, its potential exposure to such legal actions is adequately covered by its aviation product and general liability insurance.

19.    QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter Ended January 1, 2005	Second Quarter Ended April 2, 2005	Third Quarter Ended July 2, 2005	Fourth Quarter Ended September 30, 2005
	(In Thousands)
Year Ended September 30, 2005
Net sales	$80,270	$91,392	$97,627	$104,964
Gross profit	39,473	45,058	47,892	51,847
Net income	6,306	8,731	9,208	10,442

	First Quarter Ended December 27, 2003	Second Quarter Ended March 27, 2004	Third Quarter Ended June 26, 2004	Fourth Quarter Ended September 30, 2004
	(In Thousands)
Year Ended September 30, 2004
Net sales	$67,682	$71,903	$76,348	$84,770
Gross profit	16,063	37,637	39,811	42,994
Net income (loss)	(7,664)	5,309	7,243	8,734

20.    NEW ACCOUNTING STANDARDS

        In June 2005, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 154, "Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("FAS 154"). This Statement requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the basis of the new accounting principle, unless it is impracticable to do so. FAS 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement". The new standard is effective for accounting changes and a correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. The Company does not anticipate that the adoption of this statement will have a material impact on the Company results of operation or financial condition.

        During December 2004, the FASB issued Statement No. 123 (R), Share Based Payment, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company anticipates adopting this pronouncement during fiscal 2006. The Company has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

        In November 2004, the FASB issued Statement No. 151, "Inventory Costs" ("SFAS 151"), which requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expense to be recognized as current period charges. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The standard is effective for fiscal years beginning after June 15, 2005. The Company believes the adoption of this pronouncement will not have a material impact on its consolidated financial position or results of operations.

21.    SUBSEQUENT EVENTS

        On November 10, 2005, TD Holding closed on a $200 million loan facility (the "TD Holding Loan Facility"). The TD Holding Loan Facility is unsecured and is not guaranteed by Holdings or any of its direct or indirect subsidiaries, including TransDigm Inc. In connection with the closing of the TD Holding Loan Facility, on November 10, 2005, TransDigm Inc. and Holdings entered into an amendment to the Amended and Restated Senior Credit Facility (the "Amendment"). Among other things, the Amendment authorized (i) the payment of the cash dividends by TransDigm Inc. and Holdings referred to in the immediately following paragraph and (ii) TransDigm Inc. and Holdings to make certain distributions to TD Holding from time to time, so long as certain conditions are satisfied and the proceeds of such distributions to TD Holding are used, directly or indirectly, by TD Holding to pay interest in respect of the indebtedness outstanding under the TD Holding Loan Facility.

        In connection with the closing of the TD Holding Loan Facility, TransDigm Inc. paid a cash dividend of approximately $98.0 million to Holdings and made certain bonus payments in the aggregate amount of approximately $6.2 million to certain members of management. Holdings used all of the proceeds received by it from the payment of the cash dividend from TransDigm Inc. to pay a cash dividend to TD Holding. On November 10, 2005, TD Holding used the net proceeds received from the TD Holding Loan Facility of approximately $193.1 million, together with substantially all of the proceeds received from the dividend payment from Holdings to (i) prepay the entire outstanding principal amount and all accrued and unpaid interest on the Senior Unsecured Promissory Notes, with all such payments totaling approximately $262.7 million, (ii) make a distribution to participants under the TD Holding Corporation 2003 Rollover Deferred Compensation and Phantom Stock Unit Plan of their vested deferred compensation account balances and (iii) make certain distributions to participants under the TD Holding Corporation 2003 Management Deferred Compensation and Phantom Stock Unit Plan of their vested and a portion of their unvested deferred compensation account balances. The aggregate distributions with respect to deferred compensation account balances totaled approximately $26.0 million. In connection with the distributions under the TD Holding Corporation 2003 Rollover Deferred Compensation and Phantom Stock Unit Plan, the Board of Directors of TD Holding approved the termination of such plan, with such termination becoming effective on November 10, 2005. The TD Holding Corporation 2003 Management Deferred Compensation and Phantom Stock Unit Plan was terminated effective as of December 16, 2005 in connection with the adoption by TD Holding of the TD Holding Corporation 2005 New Management Deferred Compensation Plan.

        In connection with the closing of the TD Holding Loan Facility, TD Holding also amended and restated its stock option plan. The significant changes made in connection with the amendment and restatement of the stock option plan were to (i) remove certain dividend equivalent rights provisions to ensure that the plan is in compliance with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"), (ii) adjust the applicable performance vesting targets to reflect certain acquisitions made by the Company and (iii) increase the number of shares of common stock of TD Holding reserved for issuance thereunder by 1,219.5 shares. In addition, in connection with the amendment and restatement of the stock option plan, TD Holding adopted a dividend equivalent plan that is intended to be compliant with the requirements of Section 409A, which plan was subsequently amended and restated. The dividend equivalent plan contains the same economic terms as the dividend equivalent rights provisions that were removed from TD Holding's previous stock option plan in connection with the adoption of the stock option plan.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by TD Holding in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the NASD filing fee and the NYSE application fee.

Item	Amount to be Paid
SEC Registration Fee		$21,400
NASD Filing Fee		10,500
NYSE Fee		*
Federal Taxes		*
State Taxes		*
Blue Sky Fees and Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers

        Our amended and restated certificate of incorporation will limit our directors' and officers' liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors and officers will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director or officer, except for liability:

  •
  for any breach of the director's or officer's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law; or

  •
  for any transaction from which a director or officer derives an improper personal benefit.

        If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors and officers shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

        The provision regarding indemnification of our directors and officers in our amended and restated certificate of incorporation will generally not limit liability under state or federal securities laws.

        Delaware law and our amended and restated certificate of incorporation, provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former of present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney's fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. In addition, the employment agreements to which we are a party provide for the indemnification of our employees who are party thereto.

        We also maintain a directors' and officers' insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.

Item 15. Recent Sales of Unregistered Securities

        In connection with the closing of the Mergers, on July 22, 2003, TD Holding issued 291,303 shares of its common stock in exchange for $271.3 million in cash and an aggregate of approximately $200 million of its Senior Unsecured Promissory Notes to Warburg Pincus and certain co-investors. The shares of common stock and Senior Unsecured Promissory Notes were offered to a limited number of accredited investors in reliance on Regulation D under the Securities Act and were not registered thereunder. There were no underwriters involved in this transaction.

        In addition, in connection with the closing of the Mergers, on July 22, 2003, certain members of management rolled over certain then-existing options to purchase shares of common stock of Holdings with an aggregate intrinsic value of approximately $35.7 million into a combination of rollover options and interests in the Rollover Deferred Compensation Plan and the Management Deferred Compensation Plan. The rollover options were offered and sold by TD Holding to certain accredited and non-accredited investors in a transaction that did not involve a public offering in reliance on Section 4(2) of the Securities Act. The securities were not registered under the Securities Act. The persons receiving the rollover options represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the agreements executed in connection therewith. This sale and issuance was made without general solicitation or advertising. Each person had adequate access, through their relationships with TD Holding, to information about TD Holding. The terms on which the rollover options could be exercised are set forth in the stock option plan and the individual option agreements executed in connection with the grant of such rollover options. There were no underwriters involved in these transactions.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
2.1	Agreement and Plan of Merger, dated as of June 6, 2003, by and between TD Acquisition Corporation and TransDigm Holding Company.(a)
2.2	Amendment No. 1, dated as of July 9, 2003, to the Agreement and Plan of Merger, by and between TD Acquisition Corporation and TransDigm Holding Company.(a)
2.3	Agreement and Plan of Merger, dated as of July 22, 2003, by and between TransDigm Inc. and TD Funding Corporation.(b)
2.4	Agreement and Plan of Merger, dated as of September 30, 2005, by and between TransDigm Inc. and Fluid Regulators Corporation.(k)
3.1	Certificate of Incorporation of TD Holding Corporation.†
3.2	Bylaws of TD Holding Corporation.†
3.3	Form of Amended and Restated Certificate of Incorporation of TD Holding Corporation.*

3.4	Form of Amended and Restated Bylaws of TD Holding Corporation.*
4.1	Form of Stock Certificate.*
4.2
Indenture, dated as of July 22, 2003, among TransDigm Inc. (as the successor by merger to TD Funding Corporation), TransDigm Holding Company (as the successor by merger to TD Acquisition Corporation), the Guarantors named therein, and The Bank of New York, as trustee.(b)
4.3	Form of 8 3/8% Senior Subordinated Note due 2011.(b)
4.4
First Supplemental Indenture, dated as of October 9, 2003, to Indenture, dated as of July 22, 2003, by and among TransDigm Inc., TransDigm Holding Company, the Guarantors named therein, and The Bank of New York, as trustee.(c)
4.5
Second Supplemental Indenture, dated as of February 10, 2005, to Indenture, dated as of July 22, 2003, by and among TransDigm Inc., TransDigm Holding Company, the Guarantors named therein, and The Bank of New York, as trustee.(f)
4.6
Third Supplemental Indenture, dated as of May 24, 2005, to Indenture, dated as of July 22, 2003, by and among TransDigm Inc., TransDigm Holding Company, the Guarantors named therein, and The Bank of New York, as trustee.(g)
4.7
Fourth Supplemental Indenture, dated as of September 30, 2005, to Indenture, dated as of July 22, 2003, by and among TransDigm Inc., TransDigm Holding Company, the Guarantors named therein, and The Bank of New York, as trustee.(h)
5.1	Opinion of Willkie Farr & Gallagher LLP.*
10.1
Stockholders' Agreement, dated as of July 22, 2003, by and among TD Holding Corporation, Warburg Pincus Private Equity VIII, L.P., the other institutional investors whose names and addresses are set forth on Schedule I thereto and the employees of TransDigm Inc. and certain of its subsidiaries whose names and addresses are set forth on Schedule II thereto.(b)
10.2
Management Stockholders' Agreement, dated as of July 22, 2003, by and among TD Holding Corporation, Warburg Pincus Private Equity VIII, L.P. and the employees of TransDigm Inc. and certain of its subsidiaries whose names and addresses are set forth on Schedule I thereto.(b)
10.3
Registration Rights Agreement, dated as of July 22, 2003, among the institutional investors whose names and addresses are set forth on Schedule I thereto, the employees of TransDigm Inc. and certain of its subsidiaries whose names and addresses are set forth on Schedule II thereto and TD Holding Corporation.(b)
10.4	Employment Agreement, dated as of June 6, 2003, by and between W. Nicholas Howley and TransDigm Holding Company.(b)
10.5	Employment Agreement, dated as of November 18, 2005, by and between Raymond Laubenthal and TransDigm Holding Company.(j)
10.6	Employment Agreement, dated as of November 18, 2005, by and between Gregory Rufus and TransDigm Holding Company.(j)
10.7	Severance Agreement, dated as of December 10, 2004, by and between Skurka Engineering Company and Howard Skurka.(k)

10.8	Retention Agreement, dated as of December 31, 2004, by and between TransDigm Inc. and Howard Skurka.(k)
10.9	Noncompetition Agreement, dated as of December 31, 2004, by and among Skurka Aerospace Inc., TransDigm Inc. and Howard Skurka.(k)
10.10	Noncompetition Agreement, dated as of December 31, 2004, by and among Skurka Aerospace Inc., TransDigm Inc. and Howard Skurka.(k)
10.11	TD Holding Corporation Third Amended and Restated 2003 Stock Option Plan.(i)
10.12	TD Holding Corporation 2003 Management Deferred Compensation and Phantom Stock Unit Plan.(b)
10.13	TD Holding Corporation 2003 Rollover Deferred Compensation and Phantom Stock Unit Plan(b)
10.14	TD Holding Corporation 2005 New Management Deferred Compensation Plan.*
10.15	Amended and Restated TD Holding Corporation Dividend Equivalent Plan.*
10.16	Form of Management Option Agreement, between TD Holding Corporation and the applicable executive regarding the rollover options granted to such executives.(b)
10.17	Form of Management Option Agreement, between TD Holding Corporation and the applicable executive regarding the time vested options granted to such executives.(b)
10.18	Form of Management Option Agreement, between TD Holding Corporation and the applicable executive regarding the performance vested options granted to such executives.(b)
10.19	Demand Promissory Note, dated July 22, 2003, made by TransDigm Holding Company in favor of TransDigm Inc. and subsequently assigned by TransDigm Inc. to TD Finance Corporation.(b)
10.20
Amendment Agreement, dated as of April 1, 2004, among TransDigm Holding Company, TransDigm Inc., the lenders from time to time party thereto and Credit Suisse First Boston, as administrative agent and collateral agent.(k)
10.21
Amended and Restated Credit Agreement, dated as of April 1, 2004, among TransDigm Holding Company, TransDigm Inc., the lenders from time to time party thereto and Credit Suisse First Boston, as administrative agent and collateral agent.(e)
10.22
Amendment No. 1, dated as of November 10, 2005, to the Amended and Restated Credit Agreement, dated as of April 1, 2004, among TransDigm Inc., TransDigm Holding Company, the lenders from time to time party thereto and Credit Suisse (formerly known as Credit Suisse First Boston), as administrative agent and as collateral agent.(i)
10.23
Guarantee and Collateral Agreement, dated as of July 22, 2003, among TransDigm Holding Company (as the successor by merger to TD Acquisition Corporation), TransDigm Inc. (as the successor by merger to TD Funding Corporation), the Subsidiaries Guarantors (as defined therein) and Credit Suisse First Boston, as collateral agent.(b)
10.24
Supplement No. 1, dated as of October 9, 2003, to the Guarantee and Collateral Agreement, dated as of July 22, 2003, among TransDigm Inc., TransDigm Holding Company, the Subsidiary Guarantors (as defined therein) and Credit Suisse First Boston, as collateral agent.(c)

10.25
Supplement No. 2, dated as of February 10, 2005, to the Guarantee and Collateral Agreement, dated as of July 22, 2003, among TransDigm Inc., TransDigm Holding Company, the Subsidiary Guarantors (as defined therein) and Credit Suisse First Boston, as collateral agent.(f)
10.26
Supplement No. 3, dated as of May 24, 2005, to the Guarantee and Collateral Agreement, dated as of July 22, 2003, among TransDigm Inc., TransDigm Holding Company, the Subsidiary Guarantors (as defined therein) and Credit Suisse First Boston, as collateral agent.(g)
10.27
Tax Sharing Agreement, dated as of July 22, 2003, by and among TD Holding Corporation, TransDigm Holding Company, TransDigm Inc. and such direct and indirect subsidiaries of TD Holding Corporation that are listed on Exhibit A thereto.(c)
10.28	Contribution and Assignment Agreement, dated as of October 13, 2003, by and between TransDigm Inc. and TD Finance Corporation.(d)
10.29	Standard Industrial/Commercial Single-Tenant Lease—Net, dated as of December 31, 2004, between VHEM, LLC, d/b/a H&M Properties, and Skurka Aerospace Inc.(k)
10.30	Guaranty of Lease, dated as of December 31, 2004, by TransDigm Inc. in favor of VHEM, LLC, d/b/a H&M Properties.(k)
10.31	Amended and Restated TransDigm Inc. Executive Retirement Savings Plan.*
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.*
16.1	Letter of Deloitte & Touche LLP regarding its dismissal.*
21.1	Subsidiaries of TD Holding Corporation.†
23.1	Consent of Ernst & Young LLP.†
23.2	Consent of Deloitte & Touche LLP.†
23.3	Consent of Willkie Farr & Gallagher LLP (included in the opinion referred to in 5.1 above).*
24.1	Power of Attorney (included on the signature pages to this registration statement).

*
To be filed by amendment.

(a)
Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form 8-K filed on July 30, 2003 (File No. 333-71397).

(b)
Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed on August 29, 2003 (File No. 333-10834006).

(c)
Incorporated by reference to Amendment No. 1 to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed on October 30, 2003 (File No. 333-10834006).

(d)
Incorporated by reference to Amendment No. 2 to TransDigm Inc. and TransDigm Holding Company's Form S-4 filed on November 10, 2003 (File No. 333-10834006).

(e)
Incorporated by reference to TransDigm Inc. and TransDigm Holding Company's Form 10-Q filed on May 15, 2004 (File No. 333-10834006).

(f)
Incorporated by referenced to TransDigm Inc. and TransDigm Holding Company's Form 8-K filed on February 16, 2005 (File No. 333-108340).

(g)
Incorporated by referenced to TransDigm Inc. and TransDigm Holding Company's Form 8-K filed on May 27, 2005 (File No. 333-108340).

(h)
Incorporated by referenced to TransDigm Inc. and TransDigm Holding Company's Form 8-K filed on October 6, 2005 (File No. 333-108340).

(i)
Incorporated by referenced to TransDigm Inc. and TransDigm Holding Company's Form 8-K filed on November 15, 2005 (File No. 333-108340).

(j)
Incorporated by reference to the TransDigm Inc. and TransDigm Holding Company's Form 8-K filed on November 23, 2005 (File No. 333-108340).

(k)
Incorporated by reference to the TransDigm Inc. and TransDigm Holding Company's Form 10-K filed on November 30, 2005 (File No. 333-10834006).

†
Filed herewith.

        (b) Financial Statement Schedules

TD HOLDING CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004, THE PERIOD FROM JULY 8, 2003 THROUGH SEPTEMBER 30, 2003 (SUCCESSOR), AND THE PERIOD FROM OCTOBER 1, 2002 THROUGH JULY 22, 2003 (PREDECESSOR)

Column A	Column B	Column C		Column D	Column E
		Additions
	Balance at Beginning of Period
Description		Charged to Costs and Expenses	Acquisitions	Deductions From Reserve(1)	Balance at End of Period
	(Amounts in Thousands)
Sucessor:
Year Ended September 30, 2005
Allowance for doubtful accounts	$864	$424	$78	$256	$1,110
Year Ended September 30, 2004
Allowance for doubtful accounts	1,240	(230)	324	470	864
Period July 8, 2003 though September 30, 2003
Allowance for doubtful accounts	—	15	1,485	260	1,240
Predecessor:
Period October 1, 2002 through July 22, 2003
Allowance for doubtful accounts	1,305	193	110	123	1,485

(1)
The amounts in this column represent charge-offs net of recoveries.

Item 17. Undertakings

        (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to our amended and restated certificate of incorporation or bylaws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c) The undersigned registrant hereby undertakes that:

    (1)
    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective and

    (2)
    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on this 19th day of December, 2005.

TD HOLDING CORPORATION
By:	/s/ W. NICHOLAS HOWLEY Name: W. Nicholas Howley Title: Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below authorizes W. Nicholas Howley and Gregory Rufus, or any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to execute in his name and on his behalf, in any and all capacities, this registrant's Registration Statement on Form S-1 relating to the common stock and any amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments, including post-effective amendments thereto)), necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of such Registration Statement, which amendments may make such changes in such Registration Statement as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

/s/ W. NICHOLAS HOWLEY W. Nicholas Howley	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	December 19, 2005
/s/ GREGORY RUFUS Gregory Rufus	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	December 19, 2005
/s/ DAVID BARR David Barr	Director	December 19, 2005

/s/ MICHAEL GRAFF Michael Graff	Director	December 19, 2005
/s/ KEVIN KRUSE Kevin Kruse	Director	December 19, 2005
/s/ KEWSONG LEE Kewsong Lee	Director	December 19, 2005
/s/ DOUGLAS PEACOCK Douglas Peacock	Director	December 19, 2005

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TABLE OF CONTENTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
BASIS OF PRESENTATION
PROSPECTUS SUMMARY
Our Company
Industry and Market Overview
Our Competitive Strengths
Our Business Strategy
Our Formation and Recent Transactions
THE OFFERING
Risk Factors
Principal Offices
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
DETERMINATION OF OFFERING PRICE
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CERTAIN INDEBTEDNESS
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
UNDERWRITING
VALIDITY OF SECURITIES
EXPERTS
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS TD Holding Corporation
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TD HOLDING CORPORATION CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND 2004
TD HOLDING CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS
TD HOLDING CORPORATION CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY/(DEFICIENCY) Predecessor for the period from October 1, 2002 through July 22, 2003
TD HOLDING CORPORATION CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY/(DEFICIENCY) Successor for the years ended September 30, 2005 and 2004 and the period from July 8, 2003 (Date of Formation) through September 30, 2003
TD HOLDING CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
TD HOLDING CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
TD HOLDING CORPORATION VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004, THE PERIOD FROM JULY 8, 2003 THROUGH SEPTEMBER 30, 2003 (SUCCESSOR), AND THE PERIOD FROM OCTOBER 1, 2002 THROUGH JULY 22, 2003 (PREDECESSOR)
SIGNATURES
POWER OF ATTORNEY